

MEDTOX®

MEDTOX Scientific, Inc.

2008 ANNUAL REPORT AND 2009 PROXY

Performance Graph

The graph shown below is a line presentation comparing the Company's cumulative five-year stockholder returns on an indexed basis with the S&P 500 Index and the S&P Health Care Index for the five-year period commencing on December 31, 2003 and ending on December 31, 2008.

Comparison of 5 Year Cumulative Total Return

Assumes Initial Investment of $100


500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2003
2004
2005
2006
2007
2008
MEDTOX Scientific, Inc.
S&P 500 Index
S&P 500 Health Care Index

Financial Highlights

In thousands, except per share amounts	**2008**	2007	2006	2005	2004
Revenues	**$85,813**	$80,285	$69,804	$63,047	$56,736
Gross Profit	**36,326**	36,356	31,005	27,120	23,834
Gross Margin	**42.3%**	45.3%	44.4%	43.0%	42.0%
Income from Operations	**9,647**	10,016	8,201	5,524	4,303
Net Income	**5,572**	6,690	4,548	3,318*	1,821
Diluted Earnings Per Share	**0.62**	0.75	0.52	0.40	0.23
Stockholders' Equity	**60,465**	55,656	47,944	44,845	37,789

**Includes a $0.7 million net non-cash tax benefit*

Consolidated Revenues
($ in millions)


$90
80
70
60
50
40
30
20
10
0
13.5
14.5
15.8
19.0
19.7
43.2
48.6
54.0
61.3
66.1
'04
'05
'06
'07
'08
Lab Sales
Product Sales

Consolidated Operating Income *($ in millions)*


$10
8
6
4
2
0
4.3
5.5
8.2
10.0
9.6
'04
'05
'06
'07
'08

Diluted Earnings Per Share


$0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.23
0.40
0.52
0.75
0.62
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'08

Letter to Shareholders, Customers and Employees

I am pleased to have this opportunity to update you on MEDTOX and our progress during 2008. In looking back on the challenges and achievements of the past year, it is clear that our long-term strategic commitments to efficiency, diversification and service continue to represent our best course in these uncertain times.

For 2008, MEDTOX had record annual revenues of $85.8 million, compared to $80.3 million for 2007. Lower margins due to investment in laboratory expansion and a higher effective tax rate, reduced net income to $5.6 million for 2008, compared to $6.7 million last year. However, we continued to gain market share, improve efficiency and build overall momentum as the year went on, posting our best-ever fourth quarter revenue totals.

While our primary markets have not been immune to the broad economic downturn, MEDTOX was able to generate top line growth while improving the balance sheet through a dramatic decrease in debt. Our productivity and efficiency were also notable strengths in 2008, with record operating cash flows for the year of $12.3 million and a reduction in total operating expenses as a percentage of sales to 31.1%, compared to 32.8% in 2007. Total selling, general and administrative expenses for the year were their lowest level ever, at 28.3% of revenues, down from 29.6% for the prior year.

These accomplishments are the direct result of our ongoing effort to improve new account flow, increase client retention and drive growth in new markets, such as clinical trials, clinical laboratory testing and pain management.

In the Laboratory Services side of our business, the current economic climate contributed to a reduction in existing client activity from the corporate drug screening market. This revenue decline was more than offset by new corporate and government clients.

Our investment in the expansion of our clinical laboratory began to pay dividends in 2008, with revenues up 15.3% for the year. Within the clinical lab, our Clinical Trial Services (CTS) revenues continued to demonstrate solid growth, posting a record $6.8 million in revenues for the year, up 50% from 2007. Perhaps even more significant is the fact that at year end, the CTS backlog included signed protocols and additional committed business in excess of $10 million.

In our Diagnostics segment, revenues were up 3.7% year over year, with market patterns comparable to those in our Laboratory Services operation. Declines in corporate-based revenues were offset by new client growth in the hospital and government markets.

Also of note in 2008 was our ability to extend our commitment to LEAN practices to more client touchpoints. Innovative IT investments in systems such as eChain® and AutoWeb, give MEDTOX a clear advantage in providing clients the kind of seamless connectivity they need when accessing their data.

Backing up these technical strengths is an expanded sales force, which continues to mature and grow as a market differentiator for MEDTOX. Our "bench strength" in this area has never been stronger. We understand that service is more than just a pleasant voice on the phone; it must be executed in new approaches that address real-world needs.

While we expect continued weakness in the employment drug screening segment in 2009; we also expect continued gains in market share and are optimistic regarding our expanding clinical business. MEDTOX is financially sound and well positioned for growth in the markets we serve.

Thank you for your continued support.



Richard J. Braun
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-11394

MEDTOX SCIENTIFIC, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**95-3863205**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
402 West County Road D, St. Paul, Minnesota	**55112**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(651) 636-7466**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.15 per share	**NASDAQ Global Select Market**
(Title of Class)	Name of Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of June 30, 2008, the aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant was $104,281,000 on the closing price as reported on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Class	Outstanding at February 18, 2009
Common Stock, $0.15 par value per share	8,486,225 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders to be held May 26, 2009 (Proxy Statement)	Part III

MEDTOX SCIENTIFIC, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2008

Table of Contents

PART I

CAUTIONARY STATEMENT IDENTIFYING IMPORTANT FACTORS THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER FROM THOSE PROJECTED IN FORWARD LOOKING STATEMENTS

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers of this document and any document incorporated by reference herein are advised that this document and documents incorporated by reference into this document contain both statements of historical facts and forward looking statements. Forward looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward looking statements. Examples of forward looking statements include, but are not limited to (i) projections of, or statements regarding our ability to improve, revenues, income or loss, earnings or loss per share, capital expenditures, dividends, capital structure, margins and other financial items, (ii) statements regarding our plans and objectives and the impacts thereof, including planned introductions of new products and services (including entry into the market for clinical laboratory testing for physicians offices and patients) and our planned exiting of lines of business, or estimates or predictions of actions by customers, suppliers, competitors or regulatory authorities, (iii) statements of future economic performance, including potential activity from signed protocols, (iv) estimates of market sizes and market opportunities, (v) statements regarding our ability to offer superior turn around times for physicians and patients than our national competitors, (vi) statements regarding opportunities to gain an increasing share of laboratory business from existing pharmaceutical clients, (vii) statements regarding the sufficiency of our existing resources to fund our planned operations through 2009, and (viii) statements of assumptions underlying other statements and statements about our business.

This document and any documents incorporated by reference herein also identify important factors which could cause actual results to differ materially from those indicated by the forward looking statements. The factors that could affect our actual results include the following:

- increased competition, including price competition
- changes in demand for our services and products by our customers
- changes in general economic and business conditions, both nationally and internationally, which can influence the level of job growth and, in turn, the level of pre-employment drug screening activity
- technological or regulatory developments, or evolving industry standards, that could affect or delay the sale of our products
- our ability to attract and retain experienced and qualified personnel
- risks and uncertainties with respect to our patents and proprietary rights, including:
    - other companies challenging our patents
    - patents issued to other companies that may harm our ability to do business
    - other companies designing around technologies we have developed
    - our inability to obtain appropriate licenses from third parties
    - our inability to protect our trade secrets
    - risk of infringement upon the proprietary rights of others
    - our inability to prevent others from infringing on our proprietary rights
- our inability to control the costs in our business
- our inability to obtain sufficient financing to continue to sustain or expand our operations
- adverse results in litigation matters
- our inability to continue to develop innovative products and services

- our inability to provide our services in a timely manner
- an unforeseen decrease in the acceptance of current new products and services, including in the market for clinical laboratory testing for physicians offices and patients
- fluctuations in clinical trial activities, including cancellations of signed protocols
- inaccurate information regarding market opportunities
- other factors, including those set forth in Item 1A of this Annual Report on Form 10-K

Many factors could cause our actual results, performance or achievements to be materially different from those anticipated in our forward looking statements. Any written or oral forward looking statements made by us or on our behalf are subject to these factors. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those described in this Annual Report on Form 10-K as intended, planned, anticipated, believed, estimated or expected. The risk factors included in this Annual Report on Form 10-K are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward looking statements. Other unknown or unpredictable factors could also harm our future results. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

The forward looking statements included in this Annual Report on Form 10-K are made only as of the date of this Annual Report on Form 10-K. We do not intend, and do not assume any obligations, to update these forward looking statements, except as required by law.

ITEM 1. BUSINESS.

1. General.

MEDTOX Scientific, Inc., a Delaware corporation, was organized in September 1986. MEDTOX Scientific, Inc. and its wholly-owned subsidiaries: MEDTOX Laboratories, Inc., MEDTOX Diagnostics, Inc. and New Brighton Business Center, LLC are collectively referred to herein as the "Company", "MEDTOX", "we", "us" or "our".

We are engaged primarily in two distinct, but related businesses. MEDTOX Laboratories, Inc., based in St. Paul, Minnesota, provides forensic and clinical laboratory services. MEDTOX Diagnostics, Inc., based in Burlington, North Carolina, manufactures and distributes diagnostic devices and other similar products. For the year ended December 31, 2008, MEDTOX Laboratories, Inc. and MEDTOX Diagnostics, Inc. accounted for 77% and 23% of our consolidated revenues, respectively.

2. Principal Services, Products and Markets.

General. We have two reportable segments: "Laboratory Services", which consists of the activities conducted by MEDTOX Laboratories, Inc. and New Brighton Business Center, LLC, and "Product Sales", conducted by MEDTOX Diagnostics, Inc. Laboratory Services include: forensic toxicology, clinical toxicology, clinical testing for the pharmaceutical industry (central laboratory services, bioanalytical and pharmacokinetic testing), clinical testing for occupational health clinics, clinical testing for physician offices, pediatric lead testing, and analysis of heavy and trace metals. In addition, the Laboratory Services segment provides logistical support, data management and overall program management services. The Product Sales segment includes sales of a variety of on-site drug screening products and contract manufacturing. For financial information relating to our segments, see Note 2 of notes to the consolidated financial statements included in this Annual Report on Form 10-K.

Laboratory Services

A. Drugs-of-Abuse Testing Services. As reflected in the table below, our Laboratory Services segment derives a substantial percentage of its revenues from laboratory testing services for the identification of drugs-of-abuse.

(In thousands)	2008	2007	2006
Drugs-of-abuse testing services revenues	$ 40,021	$ 38,673	$ 33,364
% of Laboratory Services revenues	61%	63%	62%

Industry analysts have estimated that the industry-wide revenues derived from workplace laboratory-based drugs-of-abuse testing in the United States are in excess of $500 million. Public information highlights the motivations behind such testing. For example, the President's Office of National Drug Control Policy estimated the cost of productivity losses to the U.S. economy due to drugs-of-abuse was over $128 billion in 2002. According to results of a National Institute of Drug Abuse-sponsored survey, drug using employees are 2.2 times more likely to require early dismissal or request time off, 2.5 times more likely to have absences of eight days or more, 3 times more likely to be late for work, 3.6 times more likely to be involved in a workplace accident, and 5 times more likely to file a workers' compensation claim. We believe the percentage of employers with drug testing programs has remained fairly consistent over the past five years, with drug testing more prevalent among larger employers. A 2004 American Management Association survey reported 62% of employers with drug testing programs.

Drugs-of-abuse testing remains predominately laboratory-based. However, we do offer on-site drug testing devices through our Product Sales segment. Our sale of on-site drug testing devices supports our Laboratory Services business as confirmation testing, logistics, data and program management services are often sold along with on-site testing devices.

Our customers for substance abuse testing include public and private companies, as well as service firms; such as, drug treatment counseling centers, criminal justice facilities, occupational health clinics, third party administrators and hospitals.

B. Clinical & Other Laboratory Services. As reflected in the table below, our Laboratory Services segment also derives revenues from other services, including: clinical toxicology; clinical testing for the pharmaceutical industry; heavy metal, trace element and solvent analyses; pain management; physician office-based clinical testing; and logistics, data and program management services.

(In thousands)	2008	2007	2006
Clinical & Other Laboratory Services revenues	$ 26,106	$ 22,637	$ 20,681
% of Laboratory Services revenues	39%	37%	38%

The services we provide within the clinical laboratory industry market enable us to leverage our core competencies and expertise.

Clinical Toxicology. We have a fully certified clinical toxicology reference laboratory specializing in esoteric therapeutic drug monitoring and emergency toxicology. Esoteric tests are more sophisticated tests used to obtain information not provided by routine tests and generally involve a higher level of complexity and more substantial human involvement than routine tests. The tests performed in the clinical laboratory are conducted using methodologies such as various immunoassays (a test that uses binding of antibodies to antigens to identify and measure certain substances), gas liquid chromatography, high performance liquid chromatography, gas chromatography/mass spectrometry and tandem mass spectrometry. Chromatography is a technique for separating, identifying and quantifying the individual chemical components of substances based on the physical and chemical characteristics specific to each component.

Mass spectrometry is a technique for analyzing the individual chemical components of substances by breaking molecules into multiple electrically charged ions that are then sorted for analysis according to their mass-to-charge ratios.

We perform analytical testing for a wide variety of drug classes including: analgesic, antianxiety, anticholinergic, anticoagulant, anticonvulsant, antidepressant, antidiabetic, antiemetic, antihistamine, antiinflammatory, antimicrobial, antipsychotic, bronchodilator, cardiovascular, stimulant, decongestant, immunosuppressant, local anesthetic, muscle relaxant, narcotic analgesic and sedative medications. Clients for our clinical toxicology services consist of hospitals, clinics and other laboratories.

Clinical Testing for the Pharmaceutical Industry. We provide general laboratory services, assay (test) development, bio-analytical and pharmacokinetic testing (a process by which a drug is absorbed, distributed, metabolized and eliminated by the body) for Phase I-IV clinical trials. Phase I clinical trials focus primarily on testing the safety of the drug and involve generally only a small number of patients. In Phase II trials, the results of people taking a new treatment are compared with results of people taking standard treatment or a placebo. A Phase II trial typically involves hundreds of patients. A Phase III trial involves several thousands of patients and is designed to further evaluate the efficacy and safety of the drug. Phase IV clinical trials involve further evaluation of the study drug generally after the drug is already approved and in the market place. These tests are performed in our clinical and GLP (Good Laboratory Practices)-bioanalytical laboratories and are conducted using methodologies such as immunoassay, gas chromatography, high performance liquid chromatography, gas chromatography/mass spectrometry and tandem mass spectrometry.

Clients for our clinical testing services include clinical trial sponsors (pharmaceutical and biotech companies), clinical research organizations (CROs), site management organizations (SMOs) that assist clinical trial sponsors, research organizations, and investigators with trial management, patient recruitment/enrollment and site management.

Clinical Testing for Occupational Health Clinics. We perform basic clinical testing for our occupational clinic clients that send us drug testing samples. The most common clinical testing includes blood chemistries, complete blood cell counts, lead/zinc protoporphyrin (ZPP) testing, urinalysis and lipid panels.

Clinical Testing for Physician Offices. We offer laboratory tests used by physicians and other healthcare providers for the purpose of diagnosing or treating disease or illness or the assessment of health in humans. Testing is performed on blood, body fluids or tissues. Our comprehensive clinical laboratory services include clinical chemistry, hematology, coagulation, urinalysis, immunology/serology (viruses, infectious diseases, immune system), immunohematology (blood typing, antibody screens), microbiology (bacteria, parasites), anatomical pathology/cytology (tissue biopsies, cancer) molecular diagnostics (infectious diseases, genetic disorders) and sub-specialties of these categories.

Heavy Metal, Trace Element and Solvent Analyses. We operate a laboratory in which blood and urine are tested for heavy metals (for example, lead), trace elements and solvents. Our clients for these services are other laboratories, occupational health clinics, companies that are required to comply with OSHA (Occupational Safety and Health Administration) guidelines for monitoring occupational exposure to hazardous materials, and pediatricians who test children for exposure to lead. Current Centers for Medicare and Medicaid Services policy requires a screening blood lead test for all Medicaid-eligible children at 12 and 24 months of age. In addition, children over the age of 24 months, up to 72 months of age, should receive a lead screening test if there is no record of a previous test.

Pain Management. In 2008, we expanded our Pain Management product line. In the past, we provided toxicology testing for local hospital-based pain management groups. In the past few years, there has been a rapidly growing number of pain management clinics throughout the United States. We now offer a comprehensive testing program serving this market under the name *ToxAssure*®.

Logistics, Data and Program Management Services. We also provide services in the areas of logistics management, data management and program management. These services support our underlying business of laboratory analysis and provide added value to our clients. Value-added services include courier services for medical specimen transportation, management programs for laboratory-based and on-site drug testing, coordination of specimen collection sites, and data collection/reporting services including the use of our WEBTOX® internet-based reporting system. In the data management area we have a new service, eChain®, our web-based electronic chain-of-custody and donor tracking system. We have over 1,500 clinics and collection sites utilizing eChain® throughout the country.

Product Sales

A. **Substance Abuse Testing Products.** The table below reflects information regarding the revenues derived by our Product Sales segment during the last three years from the sale of point-of-collection testing (POCT) products for drugs-of-abuse, the primary component of Product Sales segment revenues.

(In thousands)	2008	2007	2006
POCT product revenues	$ 17,787	$ 16,632	$ 13,211
% of Product Sales revenues	91%	88%	84%

The primary markets for our POCT products for drugs-of-abuse are workplace drugs-of-abuse testing and testing in support of hospital emergency departments, the criminal justice system and rehabilitation centers. In the workplace drugs-of-abuse market, we continue to observe some shift from laboratory-based testing to point-of-collection testing for clients in industries where the availability of test results in minutes provides added value. We manufacture and distribute our PROFILE®-II, PROFILE®-II A, PROFILE®-III and PROFILE®-III A POCT products into this market. These products are often sold in conjunction with confirmation testing, logistic, data management, and program management services provided by our Laboratory Services segment. Our customers for substance abuse testing products include public and private companies, as well as occupational health clinics and third party administrators.

Drug abuse is frequently a factor in emergency room treatment of patients. We manufacture and distribute the PROFILE-II ER® and PROFILE®-III ER, and PROFILE®-IV line of diagnostic drug screening products to hospital markets for drug detection in patients seen in the hospital and emergency rooms. The PROFILE-II ER®, PROFILE®-III ER, and PROFILE®-IV devices are Food and Drug Administration (FDA)-cleared one step qualitative screening assays for the detection of the following drugs and/or their metabolites (any substance produced by metabolism):

- amphetamines/methamphetamines/methylenedioxymethyl amphetamine (ecstasy, speed, crystal)
- barbiturates (Phenobarbital)
- benzodiazepines (Valium, Librium, Halcion)
- cannabinoids/THC (pot, marijuana)
- cocaine (crack)
- methadone (Methadose)
- opiates (heroin)
- oxycodone
- phencyclidine/PCP (angel dust)
- propoxyphene (Darvon)
- tricyclic antidepressants

We developed and introduced MEDTOXScan®, an electronic reader, for use with our new PROFILE®-V MEDTOXScan® device in hospital laboratories and emergency rooms.

We also manufacture and distribute diagnostic drug screening products within the criminal justice and drug rehabilitation markets. Our VERDICT®-II and SURE-SCREEN® product lines are primarily sold within these markets and are sold alone or as part of our comprehensive drug testing program solution, ClearCourse®. ClearCourse® is a unique and comprehensive drug testing program that combines four essential components: Drug Abuse Recognition System (DARS™) training, SURE-SCREEN® on-site drug screening devices, laboratory based confirmation testing and WEBTOX® online data management.

The SURE-SCREEN® is a diagnostic device utilizing lower drug cut-off levels that assists criminal justice agencies in their "no drug use" mandate and supports efforts at early intervention. The chart below shows the specific cut-offs for the SURE-SCREEN® device as compared to the traditional National Institute of Drug Abuse (NIDA) cut-offs:

Drug	**Screening Cut-Off**	
	Traditional	SURE-SCREEN®
Amphetamine	1000 ng/ml	300 ng/ml
Methamphetamine	1000 ng/ml	300 ng/ml
Benzoylecgonine	300 ng/ml	100 ng/ml
Morphine	NA	100 ng/ml
Methadone	NA	200 ng/ml
Phencyclidine	25 ng/ml	25 ng/ml
Benzodiazepines	NA	200 ng/ml
Cannabinoids	50 ng/ml	40 ng/ml

B. **Contract Manufacturing Services and Other Diagnostic Products.** In addition to the sale of POCT products for drugs-of-abuse, our Product Sales segment derives revenues from the manufacture of coagulation (blood clotting) market controls for various customers. We anticipate that our activity relative to manufacturing and sales of coagulation controls will decline and that we will exit that market over the next 18 months. We also distribute other diagnostic tests, including diagnostic tests for the detection of alcohol with the EZ-SCREEN® Breath Alcohol Test. The table below reflects information regarding the revenues derived by our Product Sales segment from contract manufacturing services and the distribution of other diagnostic products.

(In thousands)	2008	2007	2006
Contract manufacturing services revenues	$ 1,469	$ 1,437	$ 1,962
% of Product Sales revenues	7%	7%	12%
Other diagnostic products revenues	$ 430	$ 906	$ 586
% of Product Sales revenues	2%	5%	4%

3. **Marketing and Sales.**

We believe that the combined operations of the Laboratory Services business and the on-site test kits manufactured by the Product Sales segment have created synergy in the marketing of comprehensive, on-site and laboratory testing programs to a common customer base. We are in a position to offer a full line of products and services for the substance abuse testing and occupational medicine marketplace, including (1) on-site tests for the detection of drugs-of-abuse; (2) SAMHSA (Substance Abuse Mental Health Services Administration) certified laboratory testing (screening and confirmation); (3) biological monitoring of occupational toxins; (4) consultation; and (5) logistics, data management and program management services.

We have expanded our sales effort in the pharmaceutical market by offering testing services for Phase I-IV clinical trials and working with sponsors and CROs on assay development and bio-analytical and pharmacokinetic studies. In addition, we have begun to market clinical diagnostic testing services to clinics, hospitals and physician offices on a regional basis.

We use several distribution channels to sell our products and services. We employ a direct sales force which consists of 40 sales representatives and six sales managers (one for each of our primary markets - workplace drugs-of-abuse, hospital drugs-of-abuse, pain, government, clinical testing and clinical trials). In addition, we are a party to a distribution agreement with Cardinal Health for our PROFILE® products sold into the hospital laboratory market. We also benefit from sales efforts on our behalf conducted by third party administrator organizations and occupational health clinic groups.

We have a strategic relationship in the area of pediatric lead testing with Sustainable Resource Center (SRC), a not-for-profit organization dedicated to the eradication of lead exposure in homes within the United States. We provide monthly funding of approximately $2,500 to SRC which is primarily utilized for educational purposes.

We have developed strategic sales plans for each of the primary markets served. These plans include the utilization of supporting materials for advertising and direct marketing efforts, lead generation activities and attending pertinent industry tradeshows.

Major Customers. No single customer had sales that amounted to more than 10% of our consolidated revenues during 2008, 2007 or 2006.

4. New Products, Research and Development.

Laboratory Services. Our Laboratory Services' research and development group develops: assays for new drugs and compounds; new assays for existing drugs and other toxins; and improves existing assays with the goal of improving assay robustness, sensitivity, accuracy, precision, specificity and efficiency. This group also investigates and develops assays for commonly tested compounds in alternative matrices and novel formats. During 2008, this group developed and validated approximately 65 new laboratory-based assays using immunochemistry, liquid chromatography (LC), gas chromatography (GC), gas chromatography with mass spectrometry (GC/MS), inductively coupled plasma mass spectrometry (ICP/MS), and LC with tandem mass spectrometry (LC/MS/MS). These activities continue to enhance our test menu and ability to realize efficiencies of new technologies.

We have made efforts to enter the market for full service clinical laboratory testing for physicians offices and patients on a regional basis. As mentioned in prior reports, we added to our test menu in clinical chemistry and diagnostic immunology (immune system) virology (viruses), endocrinology (hormones), serology (infectious diseases) and allergy. We added staffing, state of the art instrumentation and laboratory build out for full service pathology/histology/cytology, molecular diagnostics and microbiology. These new specialties include tests for infectious diseases, viruses, tissue biopsies, cancer, genetic disorders, bacteria and parasites. Based on our local presence, company-owned courier network and advanced instrumentation and technology, we believe we will be able to offer superior turn around times for physicians and patients than our national competitors.

Product Sales. We continue to develop new and innovative products and services for the drug testing market. We are continually improving our product performance, result hold time (length of time the result is readable on the device) and cost effectiveness in order to meet the evolving demands of the marketplace.

In 2008, we continued improvement in our manufacturing processes in the diagnostic area, resulting in greater flexibility of product configurations for clients, increased efficiency in manufacturing and improved device performance. We can now offer a higher degree of customization to our clients, both in terms of specific assays on a particular device, and supplying a "private label" device to large clients.

In 2008, we continued to see growth of our PROFILE®-III cup products. These products test for THC, cocaine, opiates, amphetamine, methamphetamine and PCP at standard SAMHSA sensitivity levels, and benzodiazepines, barbiturates, methadone, tricyclic antidepressants and propoxyphene at standard industry levels. The PROFILE®-III cup is targeted for the corporate and occupational health clinic markets. The use of a cup format in these markets is advantageous due to the elimination of the standard pipette (laboratory instrument used to transport a measured quantity of liquid) used in a cassette device. The cup format provides an enclosed system where the testing personnel are not exposed to the urine sample. The PROFILE®-III cup design adds simplicity and time savings to the drug screening process.

Research and Development. We incurred costs of $2.4 million, $2.6 million, and $2.2 million for research and development activities in 2008, 2007, and 2006, respectively. At December 31, 2008, we employed 13 scientists in research and development activities for the Laboratory Services and Product Sales segments. Their primary duties are focused on new methods and assay development for Laboratory Services and developing on-site, rapid in vitro diagnostic devices at the Product Sales facility.

5. Raw Materials.

Laboratory Services. The raw materials required by the laboratory for urine drug testing consist primarily of two types: specimen collection supplies and reagents for laboratory analysis. The collection supplies include drug testing custody and control forms that identify the specimen and the client, as well as document the chain-of-custody. Collection supplies also consist of specimen bottles and shipping supplies. Reagents for drug testing are primarily immunoassay screening products and various chemicals used for confirmation testing. We believe all of these materials are available at competitive prices from numerous suppliers.

Product Sales. The primary raw materials required for the immunoassay-based test kits produced by us consist of antibodies, antigens and other reagents, plastic molded devices, wicking materials, filter materials, absorbent materials and packaging materials. We maintain an inventory of raw materials which, to date, has been acquired primarily from third parties. Currently, most raw materials are available from several sources. The molds and tooling for plastic-molded components are owned by us, which provides supply chain management flexibility. We possess the technical capability to produce our own antibodies and antigens and have initiated production of antibodies and antigens for certain tests. Antibodies are part of the immune system and are proteins which are produced by white blood cells. Their task is to circulate in the body and to attach themselves to any foreign particles (antigen) which they may come across. If we were to change certain raw materials used in a specific test, additional development, validation and accompanying costs may be required to adapt the alternate material to the specific diagnostic test.

6. Patents, Trademarks, Licensing and Other Proprietary Information.

Laboratory Services. We believe that the basic technologies requisite to the production of antibodies are in the public domain and are not patentable. We rely upon trade secret protection of certain proprietary information, rather than patents, where we believe disclosure could cause us to be vulnerable to competitors that could successfully replicate our techniques and processes.

Product Sales. We file patent applications to protect our intellectual property as it relates to our technologies, inventions and improvements which can be utilized in the development and manufacture of our Product Sales business, as protection of this intellectual property is very important to our Product Sales segment. These patents relate to our core technologies and designs for diagnostic testing, screening and services. We hold eight United States issued patents with expiration dates ranging from 2010 to 2025.

General. At December 31, 2008, we held 25 registered trade names and/or trademarks in reference to our products and corporate names. Our trade names and/or trademarks range in duration from 10 to 20 years with expiration dates ranging from 2009 to 2018. Applications have also been made for additional trade names.

7. Seasonality.

Laboratory Services. We believe that the laboratory testing business is subject to seasonal fluctuations in pre-employment screening. These seasonal fluctuations include reduced volume in the year-end holiday periods and other major holidays. In addition, inclement weather may have a negative impact on volume thereby reducing revenues and cash flow.

Product Sales. We do not believe that seasonality is a significant factor in the sale of our on-site immunoassay testing devices.

8. Backlog.

Laboratory Services. At December 31, 2008, MEDTOX Laboratories, Inc. did not have any significant backlog. We do not believe that sales backlog is a significant factor in the Laboratory Services segment of our business. However, the time from when an account becomes a client to the time the laboratory starts receiving specimens may be up to four months. The delay in receiving samples is primarily due to the necessity of establishing communication capabilities between the client and us, the requirement to ship out collection kits and forms, and the establishment of a collection site network. At December 31, 2008, we had several accounts that were in the process of being set up where revenues will not be realized until 2009.

Product Sales. At December 31, 2008, MEDTOX Diagnostics, Inc. did not have any significant backlog. We do not believe that sales backlog is a significant factor in the Product Sales segment of our business.

9. Competition.

Laboratory Services. Our Laboratory Services segment competes in a fragmented, though highly competitive, industry. At December 31, 2008, 39 labs, including MEDTOX Laboratories, Inc., were certified by the Department of Health and Human Services as having met the standards for Subpart C of the Mandatory Guidelines for Federal Workplace Drug Testing Programs (59 FR 29916, 29925) and were involved in workplace drugs-of-abuse testing. Without ongoing certification in this program, a laboratory would not be permitted to conduct drug testing for Federal Workplace Drug Testing Programs such as testing for the Department of Transportation and other similar programs. Competitors include Quest Diagnostics and Laboratory Corporation of America, as well as the testing units of other clinical laboratories, including independent laboratories, specialized laboratories and in-house testing facilities maintained by hospitals.

Our Laboratory Services segment competes on the basis of the reliability and accuracy of its test results, price structure, service, transportation and collection network, and the ability to establish relationships with hospitals, physicians and users of drug abuse testing programs. Many of the segment's competitors and potential competitors have substantially greater financial and other resources than we do.

The laboratory services drugs-of-abuse industry is consolidating. The consolidation is being driven by customers' desires to minimize the number of laboratories they work with, the need for operating efficiencies in the form of critical mass (testing volumes), required investment levels and government regulation. In light of these forces, we face an increasing challenge to differentiate ourselves through our technology and value-added services, such as data management, collection site management, training and technical support and expertise. Our ability to successfully compete in the future and maintain our margins will be based on our ability to maintain our quality and customer service while maintaining efficiencies and low cost operations.

Product Sales. Many large companies with greater research and development, marketing, financial and other capabilities, as well as smaller research firms, are engaged in research, development and marketing of diagnostic assays for application in the areas for which we produce our products.

The diagnostics market has become highly competitive with respect to the price, quality and ease of use of various tests, and is characterized by rapid technological changes. We have designed our diagnostic screening products to be inexpensive, on-site tests for use by unskilled personnel, and have not endeavored to compete with laboratory-based systems. These laboratory-based systems consist of bench-top auto analyzers that have fast, automated throughput. Our POCT devices are not designed to compete with such automated systems.

We have experienced increased competition with respect to our immunoassay tests from systems and products developed by others, many of whom compete solely on price. As the number of firms marketing diagnostic tests has grown, we have experienced increased price competition for certain diagnostic testing devices. Competitors of this nature include Phamatech, Princeton BioMeditech, American Bio Medica, ABI, Abbott Laboratories, and Inverness Medical Innovations.

10. Government Regulation.

Our products and services are subject to the regulations of a number of governmental agencies as listed below. We believe we are currently in compliance with all applicable regulations. We cannot predict whether future changes in governmental regulations might significantly increase compliance costs or adversely affect the time or cost required to develop and introduce new products.

A. Substance Abuse and Mental Health Services Administration (SAMHSA). MEDTOX Laboratories, Inc. has been certified by SAMHSA since 1988. SAMHSA certifies laboratories meeting strict standards under Subpart C of the Mandatory Guidelines for Federal Workplace Drug Testing Programs. Continued certification is accomplished through periodic inspection by SAMHSA to assure compliance with applicable regulations. Without ongoing certification in this program, our laboratory would not be permitted to conduct drug testing for Federal Workplace Drug Testing Programs such as testing for the Department of Transportation and other similar programs. Testing performed under the SAMHSA program comprises 25% to 30% of our workplace drug testing customer base.

B. Food and Drug Administration (FDA). Certain tests for human diagnostic purposes must be cleared by the FDA prior to their marketing for in vitro diagnostic use in the United States. In vitro diagnostic products are those reagents, instruments and systems intended for use in diagnosis of disease or other conditions, including a determination of the state of health, in order to cure, mitigate, treat or prevent disease or its complications. Such products are intended for use in the collection, preparation and examination of specimens taken from the human body. The FDA provides clear guidance that in vitro diagnostic devices used for workplace drug testing must be cleared by the FDA prior to being marketed. The FDA-regulated products we produce are in vitro diagnostic products subject to FDA clearance through the Federal Food, Drug and Cosmetic Act, Section 510(k) process, which requires the submission of information and data to the FDA that demonstrates that the device to be marketed is substantially equivalent to a currently marketed device. This data is generated by performing clinical studies comparing the results obtained using our device to those obtained using an existing test product. Although no maximum statutory response time has been set for review of a 510(k) submission, as a matter of policy the FDA has attempted to complete review of 510(k) submissions within 90 days. To date, we have received 510(k) clearance for 20 different products. Products subject to 510(k) regulations may not be marketed for in vitro diagnostic use until the FDA issues a letter stating that a finding of substantial equivalence has been made.

As a registered manufacturer of FDA-regulated products, we are subject to a variety of FDA regulations including the Good Manufacturing Practices (GMP) regulations, which define the conditions under which FDA regulated products are to be produced. These regulations are enforced by the FDA and failure to comply with GMP or other FDA regulations can result in the delay of pre-market product reviews, fines, civil penalties, recalls, seizures, injunctions and/or criminal prosecution. With the exception of the forensic market, FDA clearance of our diagnostic products is required by our clients and regulatory agencies.

As an accredited laboratory performing testing for clinical trials, our laboratory is subject to FDA regulations including Good Laboratory Practices (GLP) and related requirements.

C. Drug Enforcement Administration (DEA). Our primary business involves either testing for drugs-of-abuse or developing test kits for the detection of drugs/drug metabolites in urine.

MEDTOX Laboratories, Inc. is registered with the DEA to conduct chemical analyses with controlled substances. The MEDTOX Diagnostics, Inc. facility in Burlington, North Carolina is registered by the DEA to manufacture and distribute controlled substances and to conduct research with controlled substances. Maintenance of these registrations requires that we comply with applicable DEA regulations.

D. Canadian Medical Devices Conformity Assessment System (CMDCAS). MEDTOX Diagnostics, Inc. maintains a quality system which satisfies the requirements for ensuring the safety and effectiveness of our products and meeting the customer needs in accordance with FDA requirements as described in 21 CFR Part 820 (Quality Systems), and that satisfies the requirements of the Canadian Medical Devices Regulations (CMDR) and CAN/CSA ISO 13485:1998 and ISO 9001:2003. Our product sales to Canada are immaterial to our overall operations.

CMDCAS addresses the quality system requirements found in the CMDR. To sell a medical device in Canada, manufacturers must meet the regulatory requirements as defined in the CMDR. The quality system implemented by the manufacturer for design and manufacture of medical devices must satisfy the quality system requirements of ISO 13485 and the manufacturer is required to have its quality system registered by an approved CMDCAS registrar. A CMDCAS approved registrar audits the manufacturer's quality system to ISO 13485:1998 and ISO 9001:2003. MEDTOX Diagnostics, Inc. maintains a quality system fulfilling the requirements of EN ISO 13485 and CMDCAS ISO 13485, Quality Systems – Medical Devices and ISO 9001:2000 — Quality Management Systems – Requirements. MEDTOX Diagnostics, Inc. has been issued the TUV Rheinland Product Safety GmbH quality system certificate to EN ISO 13485:2000 and the TUV Rheinland of North America Inc. quality system certificate to ISO 13485 under CMDCAS.

E. Centers for Medicare and Medicaid Services (CMS). The Clinical Laboratory Improvement Act (CLIA) introduced in 1992 requires that all in vitro diagnostic products be categorized as to level of complexity. A request for CLIA categorization of any new clinical laboratory test system must be made simultaneously with FDA 510(k) submission. The PROFILE®, PROFILE®-II, PROFILE®-III, PROFILE®-IV, VERDICT® and VERDICT®-II drugs-of-abuse tests currently marketed by MEDTOX Diagnostics, Inc. have been categorized as moderately complex. The complexity category to which a clinical laboratory test system is assigned may limit the number of laboratories qualified to use the test system, thus impacting product sales. MEDTOX Laboratories, Inc. is a CLIA-licensed high complexity laboratory and is accredited by the College of American Pathologists (CAP) Laboratory Accreditation Program. All laboratory specialties and sub-specialties, as they relate to the expanded laboratory test menu, have been added to MEDTOX Laboratories, Inc.'s CLIA/CAP certificates.

F. Health Insurance Portability and Accountability Act (HIPAA). MEDTOX Laboratories, Inc. is committed to safeguarding the privacy and confidentiality of its patients' protected health information. Our policy is to be in compliance with the requirements of federal and Minnesota state law related to protecting the privacy of health information, including the Standards for Privacy of Individually Identifiable Health Information (45 CFR, Parts 160 and 164 - commonly called the "HIPAA Final Privacy Rule"). MEDTOX Laboratories, Inc. complies with out-of-state regulations as applicable. MEDTOX Laboratories, Inc. has compiled several policies and procedures that outline the steps that are taken to ensure compliance with the HIPAA privacy standards and Minnesota state laws related to protected health information. All employees receive appropriate training on these policies and procedures, and it is the responsibility of each individual to follow the policies and procedures in the performance of their jobs. The "Notice of Privacy Practices" and "HIPAA Privacy Policy" for MEDTOX Laboratories, Inc. are posted on our website (www.medtox.com).

G. Additional Laboratory Regulations. MEDTOX Laboratories, Inc. and certain of its laboratory personnel are licensed or otherwise regulated by certain federal agencies, states and localities in which it conducts business. Federal, state and local laws and regulations require MEDTOX Laboratories, Inc., among other things, to meet standards governing the qualifications of laboratory owners and personnel, as well as the maintenance of proper records, facilities, equipment, test materials and quality control programs. In addition, the laboratories are subject to a number of other federal, state and local requirements that provide for inspection of laboratory facilities and participation in proficiency testing, as well as govern the transportation, packaging and labeling of specimens tested. The laboratories are also subject to laws and regulations prohibiting the unlawful rebate of fees and limiting the manner in which business may be solicited.

Our laboratory located in St. Paul, Minnesota receives and uses small quantities of hazardous chemicals and radioactive materials in its operations and is licensed to handle and dispose of such chemicals and materials. We comply with all federal, state and local regulations regarding the safe handling, storage and disposal of such chemicals and materials. Employees working with chemicals are trained initially regarding safe practices, procedures and policies and also participate in annual safety reviews. Periodic inspections by laboratory accrediting agencies and local authorities assure adherence to safe practices and compliance with applicable regulations.

11. Product and Professional Liability.

Laboratory Services. Our laboratory testing services are primarily diagnostic and expose us to the risk of liability claims. Our laboratories have maintained continuous professional and general liability insurance since 1984. The insurance policy covers those amounts we are legally obligated to pay for damages resulting from a medical incident, which arises out of a failure to render professional services. To date, we have not paid any material amounts for claims of this type and no material professional service claims are currently pending.

Product Sales. Manufacturing and marketing of products by us entails a risk of product liability claims. Since 1993, we have maintained insurance coverage against the risk of product liability arising out of events after such date, but such insurance does not cover claims made after that date based on events that occurred prior to that date. The insurance policy covers damages that we are legally obligated to pay as a result of bodily injury and property damage. Consequently, for uncovered claims, we could be required to pay any and all costs associated with any product liability claims brought against us, the cost of defense whatever the outcome of the action, and possible settlement or damages if a court rendered a judgment in favor of any plaintiff asserting such a claim against us. Damages may include punitive damages, which may substantially exceed actual damages. The obligation to pay such damages could have a material adverse effect on us and exceed our ability to pay such damages. As of the date of filing this Annual Report on Form 10-K, no product liability claims are pending.

12. Employees.

At December 31, 2008, we had a total of 582 full-time employee equivalents compared to 523 full-time employee equivalents at December 31, 2007.

Our employees are not covered by any collective bargaining agreements and we have not experienced any work stoppages. We believe that we maintain good relations with our employees.

13. Available Information.

We make available free of charge on or through our website (www.medtox.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission.

ITEM 1A. RISK FACTORS.

A substantial portion of our revenue is derived from the provision of laboratory testing services for the identification of drugs-of-abuse, a business that is influenced by general economic conditions. As such, our operating results are subject to volatility.

Approximately 61% of our Laboratory Services segment's revenues in 2008 was derived from the provision of laboratory testing services for the identification of drugs-of-abuse. We expect that a substantial percentage of our revenues will continue to be derived from the provision of such services for the foreseeable future. This business is influenced by the strength of the U.S. economy. When the U.S. economy is growing and characterized by job creation, this business tends to experience increased testing levels. Conversely, lower testing levels tend to be associated with periods of job contraction in the U.S. As a result, our revenues and operating results are subject to volatility.

The laboratory services drugs-of-abuse industry is consolidating. With the market forces driving such consolidation tending to favor the larger industry participants, we face an increasing challenge to differentiate ourselves through our technology and value-added services.

Our Laboratory Services segment competes in what is currently a fragmented, but highly competitive, industry. At December 31, 2008, 39 labs, including MEDTOX Laboratories, Inc., were certified by the Department of Health and Human Services as having met the standards for Subpart C of the Mandatory Guidelines for Federal Workplace Drug Testing Programs and were involved in workplace drugs-of-abuse testing. Our major competitors include Quest Diagnostics, Laboratory Corporation of America as well as the testing units of other clinical laboratories, including independent laboratories, specialized laboratories, and in-house testing facilities maintained by hospitals. Many of our competitors have substantially greater financial and other resources than we do. The laboratory services, drugs-of-abuse industry is consolidating. The consolidation is being driven by the larger laboratories whose greater resources enable them to be more responsive and better able to increase operating efficiencies in the form of critical mass (testing volumes) and required investment levels. In light of these forces, we face an increasing challenge to differentiate ourselves through our technology and value-added services, such as data management, collection site management, training and technical support and expertise. If we are unsuccessful in these differentiation efforts, we may experience declining revenues and gross margins, and reduced cash flows.

We are experiencing increased competition in our Product Sales business segment. Such competition may have a negative effect on our business and future financial prospects.

We are experiencing increased competition, including increased price competition, in our Product Sales business segment. We have experienced increased competition with respect to our immunoassay tests from systems and products developed by others, many of whom compete solely on price. As the number of firms marketing diagnostic tests has grown, we have experienced increased price competition for certain diagnostic testing devices, particularly in the probation, parole and rehabilitation market. A further increase in competition may reduce our ability to compete in the diagnostic market and have a negative effect on our financial results and future prospects.

Our quarterly operating results may vary.

Clinical testing for the pharmaceutical industry is project-based, and as such, may vary from quarter to quarter due to factors over which we have little control such as the commencement, completion or cancellation of clinical trial contracts and the progress of ongoing clinical trial contracts.

Such variations may cause operating results to vary quarter to quarter, negatively or positively affecting the market price of our common stock. We believe that such variations in any particular quarter are not necessarily a meaningful indication of future results and that these fluctuations may not be related to our future overall operating performance.

If reimbursement for our services by third party payers is reduced, our net revenues could diminish.

There has been and will likely continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. In addition, increasing emphasis on managed care in the U.S. may continue to put pressure on the pricing of healthcare services. Third party payers, including state payers and Medicare, are challenging the prices charged for medical products and services. Government and other third party payers increasingly are limiting both coverage and the level of reimbursement for our services. In 2008 and 2007, third party payers accounted for approximately 4.7% and 4.4%, respectively, of our net revenues. A portion of the testing for which we bill our hospital and laboratory clients is ultimately paid by third party payers. Any pricing pressure exerted by these third party payers on our customers may, in turn, be exerted by our customers on us. If government and other third party payers do not provide adequate coverage and reimbursement for our services, our net revenues could decline. If we cannot offset additional reductions in the payments we receive for our services by reducing costs, increasing test volume and/or introducing new procedures, our net revenues and profitability could decline.

We could face significant monetary damages and penalties and/or exclusion from the Medicare and Medicaid programs if we violate health care anti-fraud and abuse laws.

We are subject to extensive government regulation at the federal, state and local levels. Our failure to meet governmental requirements under these regulations, including those relating to billing practices and relationships with physicians and hospitals, could lead to civil and criminal penalties, exclusion from participation in Medicare and Medicaid and possible prohibitions or restrictions on the use of our laboratory. While we believe that we conduct our operations and relationships with care in an effort to meet all statutory and regulatory requirements, there is a risk that government authorities might take a contrary position. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships we have with third parties.

If we fail to keep up with technological advancements and fail to develop our products, we may be at a competitive disadvantage and our products may become less attractive or obsolete.

The continuing changes in modern biotechnology could render our products or services as unmarketable or obsolete. These changes come in the form of technological innovation, changes in customer requirements, declining prices and evolving industry requirements. Historically, our product and service obsolescence has not had a material impact on our profitability. New products and services, as well as new technology, may render existing technology products and services obsolete, or too costly and unmarketable. If we do not commit the resources necessary to develop and sell products incorporating new technologies as demanded by our markets, our products and services may be rendered obsolete, impacting our revenues and profitability. Even with the development of new technologically advanced products and services, we cannot assure you that they will gain market acceptance. Lack of market acceptance for any of these products and services could reduce our revenues and negatively affect our profitability.

Our business and products are subject to stringent laws and regulations and if we are unable to comply, our business may be significantly harmed.

Our products and services are subject to the regulations of a number of governmental agencies as listed in Item I, "Business" under the heading "10. Government Regulation". We cannot predict whether future changes in governmental regulations might significantly increase compliance costs or adversely affect the time or cost required to develop and introduce new products. In addition, our products are or may become subject to foreign regulations. If we do not comply with existing or additional laws or regulations, or if we incur penalties, it could increase our expenses, prevent us from increasing net revenues, or hinder our ability to conduct our business.

Our operations might be affected by the occurrence of a natural disaster or other catastrophic event.

We depend on our customers and our laboratory in St. Paul, Minnesota and the production facilities in Burlington, North Carolina for the continued operation of our business. Although we have contingency plans in effect for natural disasters or other catastrophic events, these events could still disrupt our operations or those of our customers, which could also affect us. Even though we carry business interruption insurance policies and typically have provisions in our contracts that protect us in certain events, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. Any natural disaster or catastrophic event affecting us or our customers could have a significant negative impact on our operations and financial performance.

Our Laboratory Services segment is exposed to liability claims.

Our Laboratory Services testing services are primarily diagnostic. As a result, we are exposed to the risk of liability claims. We currently maintain insurance with coverage up to $10 million to cover professional and general liability claims. In the past, all professional and general liability claims have been covered under our insurance policy. However, in the future, we may be faced with litigation claims which exceed our insurance coverage or are not covered under our insurance policy, which could have a significant impact on our results of operations and financial condition.

We may have product liability exposure not covered by insurance.

We face financial exposure to product liability claims if the use of our products results in an improper diagnosis. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of our insurance policy. We currently maintain insurance with coverage up to $2 million to cover such claims. To the extent any such claim is uncovered or our insurance coverage is inadequate, we could be required to pay any and all costs associated with such claim, the cost of defense whatever the outcome of the action, and possible settlement or damages if a court rendered a judgment in favor of any plaintiff asserting such claim against us. Damages assessed in connection with, and the costs of defending, any legal action could be substantial. Damages may include punitive damages, which may substantially exceed actual damages. The obligation to pay such damages could exceed our ability to pay such damages, which could have a significant impact on our results of operations and financial condition.

We rely on intellectual property, which we may not be able to protect fully or effectively.

We rely on a combination of patents, copyrights, trademarks, trade secret rights, employee confidentiality agreements and non-disclosure agreements in order to develop and protect our proprietary technology and information. Notwithstanding our efforts to protect our proprietary rights, existing trade secret, copyright, and trademark laws afford only limited protection. Despite our efforts to protect our proprietary rights and other intellectual property, unauthorized parties may attempt to copy aspects of our products, obtain and use information that we regard as proprietary or misappropriate our copyrights, trademarks, tradenames and similar proprietary rights. Our means of protecting our proprietary rights may not be adequate. In addition, our competitors might independently develop similar technology or duplicate our products or circumvent any patents or our other intellectual property rights.

The technologies used in all of our diagnostic POCT products are covered by one or more patents. As these patents expire over the next several years, we will no longer have protection from competitors, unless we develop new technology, which could impact our ability to compete in the biotechnology industry and reduce our revenues.

If our tests and business processes infringe on the intellectual property rights of others, we could be forced to engage in costly litigation, pay substantial damages or be prohibited from selling certain tests or products.

Other companies or individuals, including our competitors, may obtain patents or other property rights that would prevent, limit or interfere with our ability to develop, perform or sell our tests or products or operate our business. As a result, we may be involved in intellectual property litigation and we may be found to infringe on the proprietary rights of others, which could force us to do one or more of the following:

- cease developing, performing or selling tests of products that incorporate the challenged intellectual property;
- change our business processes; or
- pay substantial damages, court costs and attorneys' fees, including potentially increased damages for any infringement held to be willful.

Patents generally are not issued until several years after an application is filed. Our performing a test or other activity prior to the issuance of a patent to a third party is not a defense to an infringement claim. Thus, even tests or products that we develop could become the subject of infringement claims if a third party obtains a patent covering those tests or products.

Infringement and other intellectual property claims, regardless of their merit, can be expensive and time consuming to litigate. In addition, any requirement to reengineer our tests or products or change our business processes could substantially increase our costs, force us to interrupt product sales or delay new test releases. In the past, we have not been subject to a dispute regarding infringement of intellectual property of third parties. However, infringement claims could arise in the future as patents could be issued on tests or processes that we may be performing.

Adverse results in material litigation matters could have a material adverse effect upon our business.

We may become subject in the ordinary course of business to material legal action related to, among other things, professional liability and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid carriers regarding billing issues. Legal actions could result in substantial monetary damages as well as damage to our reputation with customers, which could have a material adverse effect upon our business.

If we lose our key personnel or are unable to attract and retain qualified personnel as necessary, our business could be harmed.

We are dependent on the expertise and experience of our senior management team, including Richard Braun, Chairman, President, and Chief Executive Officer; Kevin Wiersma, Vice President, Chief Financial Officer and Chief Operating Officer of MEDTOX Laboratories; James Schoonover, Vice President and Chief Marketing Officer; B. Mitchell Owens, Vice President and Chief Operating Officer of MEDTOX Diagnostics; and Susan Puskas, Vice President, Quality, Regulatory Affairs and Human Resources, for our future success. Although we have employment contracts with all members of our senior management team listed above, we do not maintain any key man life insurance policies on any management personnel. The loss of services of any of our key employees could delay the development of our business and have a negative impact on our operating results and financial condition.

The current global financial crisis may have significant effects on our customers that would result in material adverse effects on our business, operating results, and stock price.

The current global financial crisis, which has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions and/or fluctuations in equity and currency values worldwide, reduced sales of products and services, and concerns that the worldwide economy may enter into a prolonged recessionary period, may materially adversely affect our customers' access to capital or willingness to spend capital on our products and services, their levels of cash liquidity and willingness to pay for products and services that they will order or have already ordered from us, and/or their hiring and other employment-related decisions. These potential effects of the current global financial crisis are difficult to forecast and mitigate. As a consequence, our operating results for a particular period are difficult to predict, and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect our stock price.

We have goodwill and any future impairment of our goodwill could have a material negative impact on our financial results.

We test goodwill for impairment at least annually and potentially more frequently as required by Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). Any impairment of the value of goodwill will result in a charge against earnings which could materially adversely affect our reported results of operations in future periods.

ITEM 2. PROPERTIES.

The administrative offices and laboratory operations for the Laboratory Services segment of our business are located primarily in an 88,000 square foot facility in St. Paul, Minnesota. Until March 2001, we leased this space. In March 2001, we purchased the entire three building complex with a total of 129,000 square feet, which includes the 88,000 square feet utilized by our Laboratory Services segment and an additional 11,000 square feet held for future expansion of our Laboratory Services segment. The purchasing entity was New Brighton Business Center, LLC, a limited liability company, established by us for the sole purpose of purchasing the entire three building complex. The facility includes other commercial tenants that have individual leases that range from ten years to less than one year in duration. In 2008, the annual rent paid by such third-party tenants, excluding their pro-rata share of operating expenses, was approximately $190,000.

In addition, effective September 2000, the Laboratory Services segment entered into a seven year lease for a 30,000 square foot facility to be used in connection with its courier business and also as additional warehouse and shipping space. In May 2007, we amended this lease, effective August 31, 2007. The Amendment extends the term of the lease to August 31, 2012. This building is a special purpose facility and enables us to store our vehicles indoors, when appropriate, and to perform routine maintenance on the vehicles. The annual base rent on this second facility, exclusive of operating expenses, is currently $152,000 per year.

The operations for the Product Sales segment of our business are located in Burlington, North Carolina where we maintain the offices, research and development laboratories, production operations and warehouse for MEDTOX Diagnostics, Inc. In March 2001, we entered into a 10-year lease of the entire building (approximately 39,500 square feet) for an annual base rent of $197,000, exclusive of operating expenses. In addition, under the lease, $600,000 of tenant improvements made to the building by us are being amortized over the life of the lease as additional rent. Effective February 2003, we entered into a month-to-month lease for an additional 30,000 square feet of space located in an adjacent building. The additional space is used for warehousing and distribution for a monthly base rent of $9,400, exclusive of operating expenses. In November 2003, we amended and restated these leases. Under the terms of the amended and restated lease, the original leases have been combined and the expiration of the amended and restated lease has been extended to March 31, 2016. In 2008, the annual base rent was approximately $424,000, exclusive of operating expenses, and including a Consumer Price Index adjustment and amortization of the $600,000 of improvements.

In January 2008, we prepaid approximately $430,000 of the lease agreement for the facilities in Burlington, North Carolina relating to the leasehold improvements after determining that the prepayment would be financially beneficial to the Company. The prepayment was recorded as prepaid rent and will continue to be amortized over the remaining life of the lease as additional rent.

The Burlington facilities have always been owned and leased to us by Dr. Samuel C. Powell, a member of our Board of Directors. We believe we are renting these facilities in Burlington on terms similar to those available from third parties for equivalent premises based upon our review of prevailing market rates at the time of lease renewal.

We believe that our existing facilities are adequate for the purposes being used to accommodate our product development, manufacturing and laboratory testing requirements.

ITEM 3. LEGAL PROCEEDINGS.

Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matter was submitted to a vote of the security holders during the fourth quarter of the fiscal year covered by this report.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Common Stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol "MTOX". At February 17, 2009, the number of holders of record of our common stock was 878. The following tables set forth, for the calendar quarters indicated, the high, low, and closing prices per share for our common stock, as reported by the Nasdaq Global Select Market. The quotations shown represent inter dealer prices without adjustment for retail markups, markdowns or commissions, and do not necessarily reflect actual transactions.

2008:	High	Low	Close*
First Quarter	$ 18.65	$ 12.75	$ 13.19
Second Quarter	16.98	11.52	13.85
Third Quarter	18.05	11.00	12.34
Fourth Quarter	14.03	7.50	8.22

2007:	High	Low	Close*
First Quarter	$ 18.45	$ 11.00	$ 18.45
Second Quarter	30.63	17.35	29.30
Third Quarter	31.63	13.62	20.45
Fourth Quarter	21.97	15.78	18.08

*Closing price as of the last day of the calendar quarter

Dividends

No cash dividends have been declared or paid by the Board of Directors of the Company since its inception and the Board of Directors of the Company has no plans to pay a cash dividend in the foreseeable future. Our financial covenants under our credit agreement may effectively preclude us from paying cash dividends without approval.

In September 1998, our Board of Directors authorized and declared a dividend of one preferred share purchase right ("Right") for each share of common stock then outstanding. Subsequent to that date, we have maintained a plan in which one Right exists for each common share of the Company. These Rights are exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the Company's outstanding common stock. The Rights pursuant to this plan expired on September 18, 2008.

Issuer Purchases of Equity Securities

Not applicable.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected financial data is derived from the consolidated financial statements of the Company included elsewhere in this Annual Report on Form 10-K and should be read in conjunction with such consolidated financial statements, the related notes and other financial information included in this Annual Report on Form 10-K.

(In thousands, except share and per share data)	2008	2007	2006	2005	2004
STATEMENT OF OPERATIONS DATA:					
Revenues	$ 85,813	$ 80,285	$ 69,804	$ 63,047	$ 56,736
Cost of revenues	49,487	43,929	38,799	35,927	32,902
Selling, general, and administrative	24,327	23,737	20,648	19,309	17,826
Research and development	2,352	2,603	2,156	2,287	1,705
Other expense	991	707	1,006	1,319	1,366
Income tax expense	3,084	2,619	2,647	887	1,116
Net income	$ 5,572	$ 6,690	$ 4,548	$ 3,318	$ 1,821
Basic earnings per common share	$ 0.66	$ 0.80	$ 0.56	$ 0.43	$ 0.24
Diluted earnings per common share	$ 0.62	$ 0.75	$ 0.52	$ 0.40	$ 0.23
Weighted average number of shares outstanding:					
Basic	8,455,092	8,322,092	8,148,726	7,785,037	7,471,847
Diluted	8,938,213	8,907,320	8,802,470	8,199,650	7,853,916
BALANCE SHEET DATA:					
Total assets	$ 73,526	$ 69,949	$ 59,874	$ 59,390	$ 55,960
Total debt	979	1,656	2,732	6,329	12,209
Total stockholders' equity	60,465	55,656	47,944	44,845	37,789
SEGMENT DATA:					
Net revenues:					
Laboratory Services	$ 66,127	$ 61,310	$ 54,045	$ 48,582	$ 43,219
Product Sales	19,686	18,975	15,759	14,465	13,517
Total net revenues	$ 85,813	$ 80,285	$ 69,804	$ 63,047	$ 56,736
Operating income:					
Laboratory Services	$ 5,364	$ 6,387	$ 6,139	$ 4,722	$ 2,965
Product Sales	4,283	3,629	2,062	802	1,338
Total operating income	$ 9,647	$ 10,016	$ 8,201	$ 5,524	$ 4,303
Assets:					
Laboratory Services	$ 59,812	$ 56,430	$ 47,259	$ 44,504	$ 41,356
Product Sales	10,102	8,701	6,737	6,775	6,340
Corporate (unallocated)	3,612	4,818	5,878	8,111	8,264
Total assets	$ 73,526	$ 69,949	$ 59,874	$ 59,390	$ 55,960

All share and per share amounts have been restated for the three-for-two stock split, effected in the form of a 50% stock dividend, paid on August 20, 2004.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Annual Report on Form 10-K contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by such acts. For this purpose, any statements that are not statements of historical fact may be deemed to be forward looking statements, including the statements under this "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding our strategy, future operations, future expectations and future estimates, future financial position or results and future plans and objectives of management. Those statements in this Annual Report on Form 10-K containing the words "believes", "anticipates", "plans", "expects" and similar expressions constitute forward looking statements, although not all forward looking statements contain such identifying words.

The forward looking statements contained in this Annual Report on Form 10-K are based on our current expectations, assumptions, estimates and projections about our Company and its businesses. All such forward looking statements involve significant risks and uncertainties, including those risks identified in Item 1A of this Annual Report on Form 10-K and in the Cautionary Statement appearing at the beginning of Part I of this Annual Report on Form 10-K, many of which are beyond our control. Although we believe that the assumptions underlying our forward looking statements are reasonable, any of the assumptions could prove inaccurate. Actual results may differ materially from those indicated by the forward looking statements included in this Annual Report on Form 10-K. In light of the significant uncertainties inherent in the forward looking statements included in this Annual Report on Form 10-K, you should not consider the inclusion of such information as a representation by us or anyone else that we will achieve such results. Moreover, we assume no obligation to update these forward looking statements to reflect actual results or changes in assumptions, expectations or projections, except as otherwise required by law. In addition, our financial and performance outlook concerning future revenues, margins, earnings, earnings per share and other operating or performance results does not include the impact of any future acquisitions, future acquisition-related expenses or accruals, or any future restructuring or other charges that may occur from time-to-time due to management decisions and changing business circumstances and conditions.

Executive Overview

Our Business

We are engaged primarily in distinct, but very much related businesses, which for financial reporting purposes are divided into two reportable segments: Laboratory Services and Product Sales. For financial information relating to our segments, see Note 2 of Notes to the Consolidated Financial Statements.

Laboratory Services

Our "Laboratory Services" business segment includes the activities of our wholly-owned subsidiary, MEDTOX Laboratories, Inc. MEDTOX Laboratories, Inc. engages in drugs-of-abuse testing services, providing these services to private and public companies, drug treatment counseling centers, criminal justice facilities, occupational health clinics and hospitals, as well as third party administrators. MEDTOX Laboratories, Inc. also provides clinical and other laboratory services which consist of clinical toxicology, clinical testing for the pharmaceutical industry (e.g., central laboratory services, bioanalytical, and pharmacokinetic testing), and analysis of heavy and trace metals. We provide these services to hospitals, clinics, HMOs and small to mid-sized biotech and pharmaceutical companies and other laboratories.

Testing is conducted using methodologies that include various immunoassays, gas liquid chromatography, gas chromatography/mass spectrometry, and high performance liquid chromatography with tandem mass spectrometry.

We recently expanded our clinical & other laboratory services to include laboratory tests used by physicians and other healthcare providers for the purpose of diagnosing or treating disease or illness or the assessment of health in humans. Testing is performed on blood, body fluids or tissues. Our comprehensive clinical laboratory services includes clinical chemistry, hematology, coagulation, urinalysis, immunology/serology (viruses, infectious diseases, immune system) immunohematology (blood typing, antibody screens), microbiology (bacteria, parasites), anatomical pathology/cytology (tissue biopsies, cancer), molecular diagnostics (infectious diseases, genetic disorders) and sub-specialties of these categories.

We also provide services in the areas of logistics management, data management and program management. These services support our underlying business of laboratory analysis and provide added value to our clients.

The New Brighton Business Center, LLC (NBBC) is a wholly-owned limited liability company formed for the sole purpose of acquiring the facilities in St. Paul, Minnesota, where our Laboratory Services administrative offices and laboratory operations are located.

Product Sales

Our "Product Sales" business segment consists of our wholly-owned subsidiary, MEDTOX Diagnostics, Inc. MEDTOX Diagnostics, Inc. is engaged in the development, manufacturing, and distribution of a variety of POCT diagnostic drug screening devices, such as our PROFILE®-II, PROFILE®-II A, PROFILE®-III, PROFILE®-III A, PROFILE-II ER®, PROFILE®-III ER, PROFILE®-IV, MEDTOXScan® reader, VERDICT®-II, and SURE-SCREEN® products, in addition to other diagnostic tests for the detection of alcohol. MEDTOX Diagnostics, Inc. also provides contract manufacturing services, such as coagulation market controls. The operations of the Product Sales segment are located in Burlington, North Carolina, where we maintain the offices, research and development laboratories, production operations, and warehouse/distribution facilities.

In January 2008, we announced that we were voluntarily recalling approximately 400 MEDTOXScan® electronic readers because of mis-branding. The PROFILE®-III ER devices sold for use with the readers and which are properly cleared for sale by the FDA, can be read visually without the reader. The readers were provided to customers at no cost, therefore the direct financial impact of the recall is limited to shipping fees which are estimated to be less than $10,000. It had been our original intention to replace these readers with a new generation of reader having over-the-counter (OTC) approval in 2008. As a result of the recall, we sought "prescription use" clearance for the new reader. We filed a 510(k) application in March 2008. The FDA requested additional data and studies as well as certain modifications to our product labeling and package insert which we completed. On February 13, 2009, we received 510(k) clearance from the FDA to market our MEDTOXScan® electronic readers. To date, we have not experienced significant attrition of clients for this product line.

Key Trends Influencing Our Operating Results

Our management believes that there are several notable trends that are currently influencing, and are expected in the foreseeable future to continue to influence, our operating results. These include:

Economic Uncertainties Causing Variability in Testing Volumes in the Laboratory Services, Drugs-of-Abuse Business

In 2008, testing volume from our existing workplace drugs-of-abuse clients was lower than in the prior year, which we primarily attributed to lower new job creation and reduced employee turnover caused by economic uncertainties. We feel economic uncertainties may continue to cause variability in our workplace drugs-of-abuse testing volume in the foreseeable future.

Increased POCT Diagnostic Device Test Competition

We have experienced increased competition with respect to our POCT diagnostic tests from systems and products developed by others, many of whom compete solely on price. As the number of firms marketing diagnostic tests has grown, we have experienced increased price competition for certain diagnostic testing devices, particularly in the probation, parole and rehabilitation market.

Our Strategy

Our strategy is to drive profitable growth by building market share, leveraging our existing infrastructure and technical expertise, and driving innovation. We maintain a disciplined culture, focused on the successful execution of our strategy and plans.

Building Market Share

We have solid niche positions in large markets, relative to our size, that allow us to build market share by offering high quality products and services that are delivered rapidly, priced competitively, and supported by excellent customer service and value-added services. Our value added services include data management, collection site management, training, technical support and expertise, as well as review of drug testing policies for clients.

Our success in penetrating new accounts has represented a significant component of our growth in market share. Over the past three years, we have expanded our number of sales representatives from 23 to 40. The increase in sales representatives has increased our business from new accounts in 2008 and helps offset risks from uncertain economic conditions that may result in lower activity from existing workplace drugs-of-abuse clients.

Leveraging Existing Infrastructure and Technical Expertise

We leverage our existing infrastructure and technical expertise to facilitate top line growth and improve operating margins.

In 2008, we expanded our clinical laboratory capabilities to include clinical and anatomic pathology, microbiology, molecular diagnostics, and other specialized testing capabilities. This expansion leverages existing capabilities and opens up new revenue opportunities by offering full-service testing capabilities to the physician office market.

Our LEAN and Six-Sigma initiatives support our effort to leverage existing infrastructure by improving quality and productivity, cutting costs, and increasing throughput. LEAN is a highly disciplined process that helps us focus on reducing waste and eliminating unnecessary steps in our business processes. Our Six-Sigma initiatives address quality and variability within processes. While all key departments in the Laboratory Services and Product Sales segments have now been through initial LEAN processes, as an organization we recognize that LEAN is an ongoing philosophy, not a project to be "finished."

Driving Innovation

We have introduced a number of innovative products and services.

In 2008, we introduced *ToxAssure®*, a comprehensive program for effective pain management testing.

In 2007, we continued improvement in our manufacturing processes in the diagnostic area, resulting in greater flexibility of product configurations for clients, increased efficiency in manufacturing and improved device performance. We can now offer a higher degree of customization to our clients, both in terms of specific assays on a particular device, and supplying a "private label" device to large clients. In 2007, we initiated a relationship with one private label client.

In 2006, we developed and introduced MEDTOXScan®, an electronic reader, which we provide to hospitals for use with our PROFILE-II ER® and PROFILE®-III ER POCT devices in hospital laboratories and emergency rooms.

In 2005, we developed and introduced eChain®, our web-based electronic chain-of-custody and donor tracking system. We currently have over 1,500 clinics and collection sites utilizing eChain® throughout the country.

In 2005, we also introduced SURE-SCREEN®, our lower detection level POCT device targeted for the government and rehabilitation markets and our PROFILE®-III device, an integrated cup and testing device for sale to the workplace drug testing market.

ClearCourse®, another innovative solution we offer, is a comprehensive drug testing program that combines four essential components: Drug Abuse Recognition System (DARS™) training, SURE-SCREEN® on-site drug screening devices, laboratory based confirmation testing and WEBTOX® online data management.

Critical Accounting Policies

We have identified the policies outlined below as critical to understanding our business and results of operations. The listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. The impact and any associated risks related to these policies on the Company's business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 of Notes to the Consolidated Financial Statements in Item 15. Note that the preparation of this Annual Report on Form 10-K requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Our critical accounting policies are as follows:

Accounts Receivable:
We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customers' current creditworthiness, as determined by management's review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have generally been within our historical expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that have occurred in the past. Our consolidated trade accounts

receivable balance at December 31, 2008 was $13.3 million, net of allowance for doubtful accounts of $0.4 million.

Revenue Recognition:
Revenues from Laboratory Services are recognized as earned when we have performed the applicable laboratory testing services and the results have been sent to our customers or posted to our secure website.

Some of our Laboratory Services revenues for certain types of tests are billed to third-party payers including insurance companies, state Medicaid and Medicare agencies. These payers pay for such services at established amounts, which are typically lower than gross amounts billed by us. However, the tests are sometimes billed directly to patients or other parties and paid at the gross amount billed for these tests. In addition, billings for the tests are occasionally re-billed to alternative payers in situations where incorrect billing information was submitted to us by the customer. Historically, the amounts of such incorrect billings have not been material. We estimate a discount on the billings for these tests and recognize revenues and related accounts receivable at a net amount, after discount, in order to state revenues and accounts receivable at the amount expected to be paid. While we believe that estimated discounts and the related net revenues and net accounts receivable from these testing services are materially correct, there can be differences in amounts ultimately paid compared to estimated amounts. These differences are recorded upon payment and may affect previously recorded amounts. We consider contracted rates with payers and historical discounts when estimating future discounts on a monthly basis.

Revenues from Product Sales are recognized FOB shipping point net of an allowance for estimated returns. When shipment occurs, the sales price is fixed and determinable, and collection of the resulting receivable is reasonably assured.

Off-Site Supplies Inventory:
Off-site supplies represent collection kits and forms located at collection sites throughout the United States used by Laboratory Services' customers to submit specimens for testing services. These inventories are recorded at the lower of historical cost or market. At December 31, 2008, off-site inventory was $1.2 million. The process for valuing off-site inventory involves making significant assumptions regarding the average time that a collection site uses the inventory, as well as the amount of inventory expected to be scrapped.

Goodwill and Other Intangible Assets:
Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually and between annual test dates in certain circumstances. We perform our annual impairment test for goodwill and other intangible assets in the fourth quarter of each year. No impairments were indicated as a result of our annual impairment reviews for goodwill and other intangible assets in 2008, 2007 or 2006. In assessing the recoverability of goodwill and other intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, we may be required to record impairment charges for these assets in future periods.

Accounting for Income Taxes:
As part of the process of preparing the consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that deferred tax assets will be recovered from future taxable income and tax planning strategies, and to the extent management believes that recovery is not likely, we must establish a valuation allowance. To the extent we increase or decrease the valuation allowance in a period, we must include an expense or benefit within the tax provision in the consolidated statement of operations.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. Our deferred tax assets primarily consist of certain net operating losses (NOLs) carried forward. In the future, revisions to the estimated net realizable value of these deferred tax assets could cause the provision for income taxes to vary significantly from period-to-period, although our cash payments would remain unaffected until the benefit of the NOLs is completely utilized or expires unused. At December 31, 2008, we did not have a valuation allowance on deferred tax assets.

We account for uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 48 Accounting for Uncertainty in Income Taxes ("FIN 48") an interpretation of FASB Statement No. 109 ("SFAS 109"). The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of income. At December 31, 2008, we did not have any unrecognized tax benefits.

Results of Operations

In evaluating our financial performance, our management has primarily focused on three objectives: maximizing operating income, increasing our cash flows and strengthening our balance sheet. The first of these objectives is discussed in this section. The other two are addressed under "Liquidity and Capital Resources."

To maximize our operating income, we have sought revenue growth, improved gross margins and reduced selling, general and administrative (SG&A) expense as a percentage of revenues. As discussed below, during 2008 we were able to achieve solid revenue growth and reduced SG&A expense as a percentage of revenues. However, we experienced a decrease in gross margin due primarily to higher costs associated with our clinical laboratory expansion as well as the impact of product mix in our Product Sales segment.

Revenues

	Year Ended December 31			2008 vs 2007		2007 vs 2006	
	2008	2007	2006	$ Change	% Change	$ Change	% Change
Revenues:							
Laboratory Services	$ 66,127	$ 61,310	$ 54,045	$ 4,817	8%	$ 7,265	13%
Product Sales	19,686	18,975	15,759	711	4%	3,216	20%
	$ 85,813	$ 80,285	$ 69,804	$ 5,528	7%	$ 10,481	15%

Our Laboratory Services segment includes revenues from drugs-of-abuse testing services and revenues from clinical & other laboratory services. Our revenues from drugs-of-abuse testing grew 4% to $40.0 million and 16% to $38.7 million in 2008 and 2007, respectively. New account revenues were strong in 2008, but were offset by an 11% decline in revenues from existing drugs-of-abuse clients due to challenging economic conditions affecting hiring decisions by those clients. We expect a continuing negative impact on revenue from our drugs-of-abuse clients in 2009 caused by the negative economic conditions affecting hiring. The growth in 2007 was driven by an increase in sample volume from new accounts, partially offset by a slight decrease in the average price per testing specimen. Pricing for our workplace drugs-of-abuse testing services tends to be fairly stable overall; however, the average price per testing specimen can vary slightly from quarter-to-quarter. Test price can vary by client based on the percentage of samples that test positive for drugs-of-abuse and the average number of samples per shipment.

Revenues from our clinical and other laboratory services increased 15% to $26.1 million and 9% to $22.6 million in 2008 and 2007, respectively. The improvement in both 2008 and 2007 was driven by strong growth in testing for our clinical trial services business. The increase in 2008 was also due to growth generated by our expanded clinical laboratory capabilities. Revenues from clinical trial services can fluctuate from quarter-to-quarter based on the project nature, size, and the actual timing of clinical trials. We also entered 2009 with signed protocols, in addition to other awarded business, which may have the potential to exceed $10 million in future clinical trials services activity.

Our Product Sales segment includes revenues from point-of-collection on site testing products (POCT), contract manufacturing services and other diagnostic products.

Sales of POCT products, which consist of the PROFILE®-II, PROFILE®-II A, PROFILE-II ER®, PROFILE®-III ER, PROFILE®-III, PROFILE®-III A, PROFILE®-IV, VERDICT®-II and SURE-SCREEN® on-site test kits and other ancillary products for the detection of abused substances, increased 7% to $17.8 million and 26% to $16.6 million in 2008 and 2007, respectively. The increase in 2008 was primarily due to strong sales of SURE-SCREEN® devices in the government market as well as growth of our PROFILE® ER devices in the hospital market. Sales of our PROFILE® ER devices continued to increase in 2008, but at a lower growth rate than the previous year due to the impact of our reader recall. The gain in sales in the government and hospital markets in 2008 was partially offset by an 8% decrease in revenues from device sales in the workplace market attributable to tough economic conditions affecting hiring decisions. Overall, pricing for our POCT devices in 2008 was slightly lower than the prior year period. The growth in 2007 primarily reflected strong sales of PROFILE®-III ER, SURE-SCREEN® and PROFILE®-III A devices.

Sales of contract manufacturing services increased 2% to $1.5 million in 2008 and decreased 27% to $1.4 million in 2007. After an analysis of this product category in 2007, we concluded that it had diminishing opportunities for us, and we plan to exit the contract manufacturing services business over the next 18 months. Based on the expected increased sales of higher-margin POCT products, we do not anticipate a significant impact on our results of operations from exiting this business.

Sales of other diagnostic products decreased $0.5 million to $0.4 million in 2008 due to the phase-out of agricultural testing products in late 2007. Sales of other diagnostic products increased $0.3 million to $0.9 million in 2007.

Cost of Revenues and Gross Margin

	Year Ended December 31						2008 vs 2007		2007 vs 2006	
	2008	% of Revenues	2007	% of Revenues	2006	% of Revenues	$ Change	% Change	$ Change	% Change
Cost of Revenues:										
Cost of Services	$ 41,665	63.0%*	$ 36,731	59.9%*	$ 32,746	60.6%*	$ 4,934	13%	$ 3,985	12%
Cost of Sales	7,822	39.7%**	7,198	37.9%**	6,053	38.4%**	624	9%	1,145	19%
	$ 49,487	57.7%	$ 43,929	54.7%	$ 38,799	55.6%	$ 5,558	13%	$ 5,130	13%

* Cost of services as a percentage of Laboratory Services revenues
** Cost of sales as a percentage of Product Sales revenues

Consolidated gross margin decreased to 42.3% of revenues in 2008, compared to 45.3% of revenues in 2007 and 44.4% of revenues in 2006.

Laboratory Services gross margin was 37.0% in 2008, down from 40.1% in 2007 and 39.4% in 2006. In 2008, gross margin was impacted by higher costs associated with our clinical laboratory expansion and the decline in revenues from existing drugs-of-abuse clients discussed above. The margin improvement in 2007 was primarily attributable to increased revenues from additional testing volume through our existing infrastructure.

Gross margin from Product Sales was 60.3% in 2008, down from 62.1% in 2007 and 61.6% in 2006. The decrease in 2008 primarily reflects a shift in sales mix of POCT devices, with slowed growth of higher margin PROFILE® ER devices in the hospital market and an increase in sales of lower margin SURE-SCREEN® devices in the government market. In 2007, margins were positively impacted by a shift in sales mix towards the higher-margin POCT devices and away from lower-margin contract manufacturing services, which occurred during the first quarter of 2007.

Operating Expenses

	Year Ended December 31						2008 vs 2007		2007 vs 2006	
	2008	% of Revenues	2007	% of Revenues	2006	% of Revenues	$ Change	% Change	$ Change	% Change
Operating Expenses:										
Selling, general and administrative	$ 24,327	28.3%	$ 23,737	29.6%	$ 20,648	29.6%	$ 590	3%	$ 3,089	15%
Research and development	2,352	2.7%	2,603	3.2%	2,156	3.1%	(251)	(10)%	447	21%
	$ 26,679	31.1%	$ 26,340	32.8%	$ 22,804	32.7%	$ 339	1%	$ 3,536	16%

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $24.3 million, or 28.3% of revenues in 2008, compared to $23.7 million, or 29.6% of revenues in 2007 and $20.6 million, or 29.6% in 2006. The increased spending in 2008 reflects an increase in sales and marketing expense and depreciation expense, partially offset by decreased performance-based compensation. The higher spending in 2007 over 2006 was primarily associated with increased sales and marketing and information technology expense.

Research and Development Expenses. Research and development expenses decreased 10% to $2.4 million in 2008 and increased 21% to $2.6 million in 2007. The decrease in 2008 was primarily due to the absence of costs incurred in 2007 related to the introduction of the MEDTOXScan® reader and other peripheral materials related to the reader. The increase in 2007 was primarily due to increased laboratory assay development expense in support of testing for clinical trials in our Laboratory Services segment. The increase in 2007 was also driven by increased product development expense related to the introduction of the MEDTOXScan® reader and other peripheral materials related to the reader, as well as continuing software development upgrades in our Product Sales segment.

Other Expense

Other income and expense consists primarily of interest expense, the net expenses associated with our building rental activities, and our investment gains/losses. These expenses increased 40% to $1.0 million in 2008 due primarily to an increase in the investment loss on our marketable equity securities held in trust. Other expense decreased 30% to $0.7 million in 2007 due to lower interest expense, reflecting a reduction in average debt levels.

Income Taxes

In 2008, we recorded $3.1 million in income tax expense, or an effective rate of 35.6%, compared to an effective rate of 28.1% in 2007 and 36.8% in 2006. The decrease in the effective rate in 2007 was primarily due to a $0.4 million tax benefit (including interest) from the favorable resolution of an examination by the North Carolina Department of Revenue of MEDTOX Diagnostics, Inc.

Liquidity and Capital Resources

Our working capital requirements have been funded primarily by various combinations of profitable operations, cash received from debt financing, and the sale of equity securities. Cash and cash equivalents were $4.1 million and $2.2 million at December 31, 2008 and 2007, respectively.

Net cash provided by operating activities was $12.3 million in 2008 compared to $12.0 million and $9.7 million in 2007 and 2006, respectively. This increase in 2007 compared to 2006 was primarily due to an improvement in our operating results with only a minimal corresponding cash payment of income taxes. The increase in 2007 was partially offset by an increase in our trade receivables due to strong November and December, 2007 sales and the timing of cash receipts.

In January 2008, we prepaid approximately $430,000 of the lease agreement for the office and research facilities leased from a director relating to leasehold improvements after determining that the prepayment would be financially beneficial to our Company. The prepayment was recorded as prepaid rent in other assets (long-term) in the consolidated balance sheet and will continue to be amortized over the remaining life of the lease as additional rent.

Net cash used in investing activities, consisting primarily of capital expenditures, was $8.5 million in 2008 compared to $9.0 million and $4.5 million in 2007 and 2006, respectively. These expenditures consisted of equipment purchased and costs incurred to continue to improve efficiencies and reduce operating costs within our Laboratory Services and Product Sales businesses. The significant increases in 2008 and 2007 reflect our investment in the expansion of our regional clinical laboratory capabilities. In 2007, we also invested in instrumentation and capacity in our clinical trials services business.

We expect equipment and capital improvement expenditures to be between $5.5 million and $6.5 million in 2009, with increased investment in instrumentation and facility improvements in support of our growing clinical trials, regional clinical laboratory and workplace drugs-of-abuse business. Such expenditures are expected to be funded through cash provided by operating activities.

Net cash used in financing activities was $1.9 million in 2008, compared to $2.0 million and $5.3 million in 2007 and 2006, respectively. Net cash used in financing activities was high in 2006 due to the refinancing of a portion of our mortgage loan in March 2006 (see below).

In 2008, we repurchased 63,140 shares of our common stock from officers of our Company for a cost of $1.0 million. In 2007, we repurchased 32,929 shares of our common stock in the open market and 33,774 shares of our common stock from an officer and director of our Company for a combined total cost of $1.1 million. In 2006, we repurchased 82,550 shares of our common stock in the open market at a cost of $0.8 million. The shares repurchased were placed in trust to fund our Long-Term Incentive Plan.

In 2006, the Board of Directors authorized up to $1.0 million for the repurchase of shares of the Company's common stock through open market or privately negotiated transactions at times and in such amounts as management deemed appropriate. Under this program, we repurchased 103,431 shares in 2006, at a cost of $1.0 million, which are being held in treasury.

On March 16, 2006, we entered into a Term Note (the "Note") with the Wells Fargo Bank, National Association (the "Bank") to refinance, on March 31, 2006, a portion of the outstanding balance of $5.4 million on our mortgage loan with Principal Life Insurance Company ("Principal"). We financed the March 2001 purchase of the building complex, where our Laboratory Services segment and other commercial tenants are located, with the mortgage loan from Principal. The mortgage loan had a term of ten years and was being repaid based on a 20 year amortization schedule at a fixed interest rate of 7.23% for the first five years. In accordance with the provisions of the mortgage loan, Principal had the option to adjust the interest rate, effective March 1, 2006, or to call the loan due on March 31, 2006. We elected not to accept the interest rate adjustment and refinanced $3.4 million with the Bank over a five year term in monthly installments of approximately $56,000 plus interest, commencing May 1, 2006. Interest is calculated at either (i) a variable rate of 0.5% below the prime rate or (ii) a fixed rate of 1.9% above LIBOR in effect on the first day of the applicable fixed rate term. In March 2006, we paid the remaining outstanding mortgage loan balance of approximately $2.0 million using approximately $1.8 million of our Line of Credit (as defined below) and $0.2 million of cash. At December 31, 2008 and 2007, we had an outstanding balance of $1.0 million and $1.7 million, respectively, on our Note and no outstanding balance on our Line of Credit.

We are party to a credit security agreement (the "Wells Fargo Credit Agreement") with the Bank maturing on November 1, 2009. The Wells Fargo Credit Agreement, as amended, consists of:

> (i) a revolving line of credit ("Line of Credit") of up to $8.0 million bearing interest at either a fluctuating rate of 0.5% below the Bank's prime rate or at a fixed rate of 1.9% above LIBOR, as defined and calculated by the Bank, in effect on the first day of the applicable fixed rate term; and
>
> (ii) a note or notes aggregating up to $4.9 million (loan limit) for the purchase of capital equipment bearing interest at either a rate of 0.25% below the Bank's prime rate or at a fixed rate for a period of one, two, three, or four years at a rate of 2.25% in excess of the then current yield on U.S. Treasury Securities, adjusted to a constant maturity equal to such fixed rate period.

Subject to certain conditions, the Wells Fargo Credit Agreement also provides for the issuance of letters of credit which, if drawn upon, would be deemed advances under the Line of Credit. We are required to pay a fee equal to 0.125% per annum on the average daily unused amount of the Line of Credit. We have granted the Bank a first priority security interest in all of the Company's accounts receivable, other rights to payment, general intangibles, inventory, and equipment to secure all indebtedness of the Company to the Bank.

Extensions of credit under the Wells Fargo Credit Agreement are subject to certain conditions. The Wells Fargo Credit Agreement also requires us to comply with certain financial covenants, including maintaining, on a consolidated basis:

- Tangible Net Worth not less than $30,000,000 at any time, with "Tangible Net Worth" defined as the aggregate of total stockholders' equity plus subordinated debt less any intangible assets.

- Total Liabilities divided by Tangible Net Worth not greater than 1.75 to 1.0 at any time, with "Total Liabilities" defined as the aggregate of current liabilities and non-current liabilities less subordinated debt, and with "Tangible Net Worth" as defined above.

- A Debt Service Coverage Ratio not less than 1.5 to 1.0 as of each fiscal quarter end, determined on a rolling four-quarter basis, with "Debt Service Coverage Ratio" defined as the aggregate of net income before non-cash tax expense plus depreciation expense and amortization expense, divided by the aggregate of the current maturity of long-term debt for the previous four fiscal quarters plus current capital lease obligations for the previous four fiscal quarters.

We are relying on expected positive cash flow from operations and our Line of Credit to fund our future working capital and asset purchases. At December 31, 2008, we had total borrowing capacity of $8.0 million on our Line of Credit. We did not have an outstanding balance on the Line of Credit at December 31, 2008.

In the short term, we believe that the aforementioned resources will be sufficient to fund our planned operations through 2009. While there can be no assurance that the available capital will be sufficient to fund our future operations beyond 2009, we believe that future profitable operations, as well as access to additional capital through debt or equity financings, will be the primary means for funding our operations for the long term.

We continue to follow a plan which includes (i) aggressively monitoring and controlling costs, (ii) increasing revenues from sales of the our existing products and services, (iii) developing new products and services, as well as (iv) selectively pursuing synergistic acquisitions to increase our critical mass. However, there can be no assurance that costs can be controlled, revenues can be increased, financing may be obtained, acquisitions successfully consummated, or that we will be profitable.

Disclosures about Contractual Obligations and Commercial Commitments

The following table aggregates all contractual commitments and commercial obligations that affect the Company's financial condition and liquidity position at December 31, 2008:

	Payments Due by Period				
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	$ 999	$ 695	$ 304	$ -	$ -
Operating leases	3,566	767	1,208	806	785
Total contractual obligations	$ 4,565	$ 1,462	$ 1,512	$ 806	$ 785

(1) Amounts include interest payments based upon contractual or prevailing interest rates.

The table above excludes our obligation for future payments to participants under our Supplemental Executive Retirement Plan of approximately $0.3 million at December 31, 2008 as the specific payment dates and amounts are unknown.

Off-Balance Sheet Transactions

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Impact of Inflation and Changing Prices

The impact of inflation and changing prices in our last three fiscal years has been primarily limited to salary, laboratory and operating supplies and rent increases and has historically not been material to our operations. In the future, we may not be able to increase the prices of laboratory testing by an amount sufficient to cover the cost of inflation, although we are responding to these concerns by offering the highest quality products and services, delivered rapidly, priced competitively and supported by value-added services for customers.

Seasonality

We believe that the laboratory testing business is subject to seasonal fluctuations in pre-employment screening. These seasonal fluctuations include reduced volume in the year-end holiday periods, and other major holidays. In addition, inclement weather may have a negative impact on volume thereby reducing net revenues and cash flow.

Impact of New Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, SFAS No. 157 simplifies and codifies fair value related guidance previously issued within generally accepted accounting principles. Although this Statement does not require any new fair value measurements, its application may, for some entities, change current practice. We adopted this Statement as of January 1, 2008. The adoption of this Statement did not have an impact on our financial position or results of operations. In February 2008, the FASB issued Staff Position 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2) which delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. We do not expect the adoption of FSP 157-2 will have a material impact on our financial position or results of operations. In October 2008, the FASB issued Staff Position 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in cases where a market is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of FSP 157-3 did not have an impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible financial instruments at fair value that are not currently required to be measured at fair value. We adopted SFAS No. 159 as of January 1, 2008, however no assets or liabilities have currently been remeasured at fair value.

In November 2007, the FASB issued SFAS No. 141R, "Business Combinations," which changes how business acquisitions are accounted. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets, and tax benefits. SFAS No. 141R is effective for business combinations and adjustments to an acquired entity's deferred tax asset and liability balances occurring after December 31, 2008. We do not expect the adoption of SFAS No. 141R will have a material impact on our financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is the risk that we will incur losses due to adverse changes in interest rates or currency exchange rates and prices. Our primary market risk exposures are to changes in interest rates. During 2008, 2007, and 2006, we did not have sales denominated in foreign currencies nor did we have any subsidiaries located in foreign countries. As such, we are not exposed to market risk associated with currency exchange rates and prices.

At December 31, 2008 and 2007, we had approximately $1.0 million and $1.7 million, respectively, outstanding on a Term Note with Wells Fargo Bank bearing interest at a variable rate of 0.5% below the prime rate. We have cash flow exposure on our committed and uncommitted line of credit and long-term debt with Wells Fargo Bank due to its variable prime rate pricing. At December 31, 2008, a 1% change in the prime rate would increase or decrease interest expense or cash flows by less than $0.1 million.

We do not enter into derivative or other financial instruments or hedging transactions for trading or speculative purposes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Reference is made to the consolidated financial statements, financial statement schedule, and notes thereto included later in this Annual Report on Form 10-K under Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls Procedures

As of the end of the period covered by this report, we conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information that is required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission's rules and forms.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited our internal control over financial reporting as of December 31, 2008, as stated in their attestation report included in Part IV, Item 15 of this Annual Report on Form 10-K.

Limitations on Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 9B. OTHER INFORMATION.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERANCE.

The information required by this Item is incorporated by reference from the section labeled "*Proposal 1 - Election of Directors*" that will appear in the Definitive Proxy Statement to be used in connection with the 2009 Annual Meeting of Stockholders of MEDTOX Scientific, Inc.

The Company has adopted the MEDTOX Scientific, Inc. Code of Ethics for senior financial and executive officers and directors ("Code of Ethics"). The Code of Ethics is available on the Company's website at www.medtox.com or at no charge to anyone who sends a request for a paper copy to: MEDTOX Scientific, Inc. 402 West County Road D, St. Paul, Minnesota, 55112. If the Company makes any substantive amendments to the Code of Ethics or grants any waiver, including any implicit waiver from a provision of the Code of Ethics to its directors or executive officers, the Company will disclose the nature of such amendments or waiver on its website at www.medtox.com or in a report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is incorporated by reference from the sections labeled "*Executive Compensation*" *and* "*Summary Compensation Table*" that will appear in the Definitive Proxy Statement to be used in connection with the 2009 Annual Meeting of Stockholders of MEDTOX Scientific, Inc.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference from the sections labeled "*Common Stock Ownership of Certain Beneficial Owners and Management*" *and* "*Equity Compensation Plan Information*" that will appear in the Definitive Proxy Statement to be used in connection with the 2009 Annual Meeting of Stockholders of MEDTOX Scientific, Inc.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPEDENCE.

The information required by this Item is incorporated by reference from the section labeled "*Certain Relationships and Related Transactions*" that will appear in the Definitive Proxy Statement to be used in connection with the 2009 Annual Meeting of Stockholders of MEDTOX Scientific, Inc.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is incorporated by reference from the section labeled "*Fees to Independent Registered Public Accounting Firm*" that will appear in the Definitive Proxy Statement to be used in connection with the 2009 Annual Meeting of Stockholders of MEDTOX Scientific, Inc.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

a. Financial Statements

b. Consolidated Financial Statements Schedule

All other financial statement schedules normally required under Regulation S-X are omitted as the required information is not applicable.

c. Exhibits

The exhibits included in the Report are set forth on the exhibit index and follow the signature page of this Annual Report on Form 10-K.

3.1 Bylaws of the Registrant, as amended. (Incorporated by reference to exhibit 3.1 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2007).

3.2 Restated Certificate of Incorporation, as amended. (Incorporated by reference to exhibit 3.2 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2005).

3.3 Amended Certificate of Designations of Preferred Stock (Series A Convertible Preferred Stock) of the Registrant, filed with the Delaware Secretary of State on January 29, 1996 (incorporated by reference to Exhibit 3.1 filed with the Registrant's report on Form 8-K dated January 30, 1996, Commission File No. 001-11394).

4.1 Rights Agreement dated September 18, 1998 between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 filed with the Registrant's Report on Form 8-K dated September 21, 1998, Commission File No. 001-11394).

10.1 Second Amendment dated December 31, 1986 to Exclusive License Agreement amending and restating exclusive license granted by the Registrant to Disease Detection International, Inc. (incorporated by reference to Exhibit 10.25 filed with the Registration Statement on Form S-1 dated August 26, 1987, Commission File No. 33-15543).

10.2 Agreement regarding rights to "MEDTOX" name dated as of January 30, 1996 between the Registrant and Harry G. McCoy. (Incorporated by reference to Exhibit 10.38 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1995, Commission File No. 001-11394).

10.3 Registrant's Restated Equity Compensation Plan dated May 10, 2000. (Incorporated by reference to exhibit 10.46 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File No. 001-11394).**

10.4 Purchase and Sale Agreement dated July 27, 2000 by and between the Registrant and NMRO, Inc. (Incorporated by reference to exhibit 10.48 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File No. 001-11394).

10.5 Registration Rights Agreement dated July 31, 2000 among the Registrant, certain investors, and Miller, Johnson, & Kuehn, Inc. ("MJK"). (Incorporated by reference to exhibit 10.50 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File No. 001-11394).

10.6 Purchase and Sale Agreement dated December 29, 2000 by and between MEDTOX Laboratories, Inc. and PHL-OPCO, LP. (Incorporated by reference to exhibit 10.52 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File No. 001-11394).

10.7 Employment Agreement dated January 1, 2003, between the Registrant and Richard J. Braun. (Incorporated by reference to exhibit 10.59 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File No. 001-11394).**

10.8 Amended and Restated Nova Building Lease dated November 1, 2003 by and between Powell Enterprises and MEDTOX Diagnostics, Inc. (Incorporated by reference to exhibit 10.23 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2003).

10.9 Purchase and Sale Agreement dated July 1, 2003 by and between MEDTOX Laboratories, Inc. and CoxHealth. (Incorporated by reference to exhibit 10.26 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2003).

10.10 Credit Agreement between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated December 1, 2005. (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.11 Revolving Line of Credit Note between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated December 1, 2005. (Incorporated by reference to exhibit 10.2 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.12 Security Agreement: Equipment between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated December 1, 2005. (Incorporated by reference to exhibit 10.3 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.13 Continuing Security Agreement: Rights to Payment and Inventory between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated December 1, 2005. (Incorporated by reference to exhibit 10.4 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.14 Term Note between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated December 1, 2005. (Incorporated by reference to exhibit 10.5 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.15 Agreement and Acknowledgment of Security Interest between Wells Fargo Bank, MEDTOX Diagnostics, Inc., and Powell Enterprises, Inc. dated December 1, 2005. (Incorporated by reference to exhibit 10.6 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.16 Term Note between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated March 16, 2006. (Incorporated by reference to exhibit 10.23 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2005).

10.17 Continuing Guaranty between New Brighton Business Center, LLC and Wells Fargo Bank dated March 16, 2006. (Incorporated by reference to exhibit 10.24 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2005).

10.18 First Amendment to Credit Agreement between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated March 16, 2006. (Incorporated by reference to exhibit 10.25 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2005).

10.19 Negative Pledge Agreement between New Brighton Business Center, LLC and Wells Fargo Bank dated March 16, 2006. (Incorporated by reference to exhibit 10.26 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2005).

10.20 Employment Agreement dated December 27, 2006, between the Registrant and B. Mitchell Owens. (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 8-K dated January 4, 2007).**

10.21 Employment Agreement dated December 27, 2006, between the Registrant and Susan E. Puskas. (Incorporated by reference to exhibit 10.2 filed with the Registrant's Report on Form 8-K dated January 4, 2007).**

10.22 Employment Agreement dated December 27, 2006, between the Registrant and James A. Schoonover. (Incorporated by reference to exhibit 10.3 filed with the Registrant's Report on Form 8-K dated January 4, 2007).**

10.23 Employment Agreement dated December 27, 2006, between the Registrant and Kevin J. Wiersma. (Incorporated by reference to exhibit 10.4 filed with the Registrant's Report on Form 8-K dated January 4, 2007).**

10.24 Registrant's Executive Incentive Compensation Plan dated December 27, 2006, (Incorporated by reference to exhibit 10.5 filed with the Registrant's Report on Form 8-K dated January 4, 2007).**

10.25 Commercial Lease between MEDTOX Laboratories, Inc. and St. Paul Properties, Inc. dated July 28, 2000. (Incorporated by reference to exhibit 10.2 filed with the Registrant's Report on Form 8-K dated May 30, 2007).

10.26 Amendment to Lease between MEDTOX Laboratories, Inc. and St. Paul Properties, Inc. dated May 25, 2007. (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 8-K dated May 30, 2007).

10.27 Second Amendment to Credit Agreement between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated July 31, 2007. (Incorporated by reference to exhibit 10.29 filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2007).

10.28 Third Amendment to Credit Agreement between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated October 25, 2007. (Incorporated by reference to exhibit 10.30 filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2007).

10.29 Registrant's Long-Term Incentive Plan as Amended and Restated dated December 31, 2007, (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 8-K dated January 7, 2008).**

10.30 Registrant's Supplemental Executive Retirement Plan as Amended and Restated dated December 31, 2007, (Incorporated by reference to exhibit 10.2 filed with the Registrant's Report on Form 8-K dated January 7, 2008).**

10.31 Amendment to Employment Agreement, effective January 1, 2009, between the Registrant and B. Mitchell Owens. (Incorporated by reference to exhibit 10.5 filed with the Registrant's Report on Form 8-K dated December 23, 2008).**

10.32 Amendment to Employment Agreement, effective January 1, 2009, between the Registrant and Susan E. Puskas. (Incorporated by reference to exhibit 10.4 filed with the Registrant's Report on Form 8-K dated December 23, 2008).**

10.33 Amendment to Employment Agreement, effective January 1, 2009, between the Registrant and James A. Schoonover. (Incorporated by reference to exhibit 10.2 filed with the Registrant's Report on Form 8-K dated December 23, 2008).**

10.34 Amendment to Employment Agreement, effective January 1, 2009, between the Registrant and Kevin J. Wiersma. (Incorporated by reference to exhibit 10.3 filed with the Registrant's Report on Form 8-K dated December 23, 2008).**

10.35	Amendment to Employment Agreement, effective January 1, 2009, between the Registrant and Richard J. Braun. (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 8-K dated December 23, 2008).**
21.1	Subsidiaries of Registrant*
23	Consent of Independent Registered Public Accounting Firm*
31.1	Section 302 Certification of Chief Executive Officer pursuant to the Sarbanes-Oxley Act of 2002.*
31.2	Section 302 Certification of Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002.*
32.1	Section 906 Certification of Chief Executive Officer pursuant to the Sarbanes-Oxley Act of 2002.*
32.2	Section 906 Certification of Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002.*

* Filed herewith

** Denotes a management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on the 10th of March, 2009.

MEDTOX Scientific, Inc.
Registrant

By: /s/ Richard J. Braun
Richard J. Braun
President, Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard J. Braun Richard J. Braun	President, Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)	March 10, 2009
/s/ Kevin J. Wiersma Kevin J. Wiersma	Vice President and Chief Financial Officer (Principal Financial Officer)	March 10, 2009
/s/ Steven J. Schmidt Steven J. Schmidt	Vice President, Finance (Principal Accounting Officer)	March 10, 2009
/s/ Brian P. Johnson Brian P. Johnson	Director	March 10, 2009
/s/ Robert J. Marzec Robert J. Marzec	Director	March 10, 2009
/s/ Samuel C. Powell Samuel C. Powell, Ph.D.	Director	March 10, 2009
/s/ Robert A. Rudell Robert A. Rudell	Director	March 10, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MEDTOX Scientific, Inc.
St. Paul, Minnesota

We have audited the internal control over financial reporting of MEDTOX Scientific, Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008, of the Company and our report dated March 10, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
March 10, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MEDTOX Scientific, Inc.
St. Paul, Minnesota

We have audited the accompanying consolidated balance sheets of MEDTOX Scientific, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15.b. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MEDTOX Scientific, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
March 10, 2009

MEDTOX SCIENTIFIC, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007
(In thousands, except share and per share data)

	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,069	$ 2,220
Accounts receivable:		
Trade, less allowance for doubtful accounts ($362 in 2008 and $264 in 2007)	13,304	13,159
Other	778	651
Total accounts receivable	14,082	13,810
Inventories	3,900	3,910
Prepaid expenses and other	1,353	1,182
Deferred income taxes	3,612	1,761
Total current assets	27,016	22,883
BUILDING, EQUIPMENT AND IMPROVEMENTS, net	29,204	26,885
GOODWILL	15,967	15,967
OTHER INTANGIBLE ASSETS, net	400	588
DEFERRED INCOME TAXES, net	-	3,057
OTHER ASSETS	939	569
TOTAL ASSETS	$ 73,526	$ 69,949
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,712	$ 3,580
Accrued expenses	5,235	7,377
Current portion of long-term debt	677	677
Total current liabilities	9,624	11,634
LONG-TERM DEBT, net of current portion	302	979
OTHER LONG-TERM LIABILITIES	2,057	1,680
DEFERRED INCOME TAXES, net	1,078	-
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $1.00 par value; authorized shares, 50,000; none issued and outstanding	-	-
Common stock, $0.15 par value; authorized shares, 28,000,000; issued shares, 8,563,087 in 2008 and 8,538,281 in 2007	1,284	1,281
Additional paid-in capital	88,017	87,780
Accumulated deficit	(24,222)	(29,794)
Common stock held in trust, at cost, 307,267 shares in 2008 and 244,127 shares in 2007	(3,614)	(2,611)
Treasury stock, at cost, 103,431 shares in 2008 and 2007	(1,000)	(1,000)
Total stockholders' equity	60,465	55,656
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 73,526	$ 69,949

See notes to consolidated financial statements.

MEDTOX SCIENTIFIC, INC.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006
(In thousands, except share and per share data)

	2008	2007	2006
REVENUES:			
Laboratory services:			
Drugs-of-abuse testing services	$ 40,021	$ 38,673	$ 33,364
Clinical & other laboratory services	26,106	22,637	20,681
Product sales	19,686	18,975	15,759
	85,813	80,285	69,804
COST OF REVENUES:			
Cost of services	41,665	36,731	32,746
Cost of sales	7,822	7,198	6,053
	49,487	43,929	38,799
GROSS PROFIT	36,326	36,356	31,005
OPERATING EXPENSES:			
Selling, general and administrative	24,327	23,737	20,648
Research and development	2,352	2,603	2,156
	26,679	26,340	22,804
INCOME FROM OPERATIONS	9,647	10,016	8,201
OTHER EXPENSE:			
Interest expense	(77)	(180)	(438)
Other expense	(914)	(527)	(568)
	(991)	(707)	(1,006)
INCOME BEFORE INCOME TAX EXPENSE	8,656	9,309	7,195
INCOME TAX EXPENSE	(3,084)	(2,619)	(2,647)
NET INCOME	$ 5,572	$ 6,690	$ 4,548
BASIC EARNINGS PER COMMON SHARE	$ 0.66	$ 0.80	$ 0.56
WEIGHTED AVERAGE NUMBER OF BASIC SHARES OUTSTANDING	8,455,092	8,322,092	8,148,726
DILUTED EARNINGS PER COMMON SHARE	$ 0.62	$ 0.75	$ 0.52
WEIGHTED AVERAGE NUMBER OF DILUTED SHARES OUTSTANDING	8,938,213	8,907,320	8,802,470

See notes to consolidated financial statements.

MEDTOX SCIENTIFIC, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Common Stock Held In Trust	Treasury Stock	Total
	Shares	Par Value						
BALANCE AT DECEMBER 31, 2005	8,161,159	$ 1,224	$ 85,743	$ (226)	$ (41,032)	$ (688)	$ (176)	$ 44,845
Reclassification of deferred compensation balance upon adoption of SFAS 123R			(226)	226				-
Issuance of common stock under employee stock plans	1,343	-	8					8
Exercise of stock options	86,148	13	289					302
Forfeiture of deferred stock-based compensation	(9,750)	(1)	1					-
Traded shares for payment of taxes	(25,058)	(4)	(188)					(192)
Share-based compensation			232					232
Purchase of common stock for incentive plan						(799)		(799)
Purchase of common stock for treasury							(1,000)	(1,000)
Reclassification of treasury shares			(176)				176	-
Net income					4,548			4,548
BALANCE AT DECEMBER 31, 2006	8,213,842	$ 1,232	$ 85,683	$ -	$ (36,484)	$ (1,487)	$ (1,000)	$ 47,944
Exercise of stock options	340,063	51	383					434
Traded shares for payment of taxes	(15,624)	(2)	(224)					(226)
Share-based compensation			65					65
Purchase of common stock for incentive plan						(1,124)		(1,124)
Tax benefit related to stock-based compensation plans			1,873					1,873
Net income					6,690			6,690
BALANCE AT DECEMBER 31, 2007	8,538,281	$ 1,281	$ 87,780	$ -	$ (29,794)	$ (2,611)	$ (1,000)	$ 55,656
Exercise of stock options	24,713	3	8					11
Traded shares for payment of taxes			(225)					(225)
Share-based compensation			13					13
Purchase of common stock for incentive plan						(1,003)		(1,003)
Tax benefit related to stock-based compensation plans			441					441
Share exchange	93							
Net income					5,572			5,572
BALANCE AT DECEMBER 31, 2008	8,563,087	$ 1,284	$ 88,017	$ -	$ (24,222)	$ (3,614)	$ (1,000)	$ 60,465

See notes to consolidated financial statements.

MEDTOX SCIENTIFIC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006
(In thousands)

	2008	2007	2006
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net income	$ 5,572	$ 6,690	$ 4,548
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,838	4,031	3,432
Provision for losses on accounts receivable	544	377	373
Loss on sale of equipment	7	41	38
Deferred and stock-based compensation	390	764	901
Deferred income taxes	2,725	2,933	2,233
Changes in operating assets and liabilities:			
Accounts receivable	(816)	(3,120)	(1,551)
Inventories	10	(372)	(237)
Prepaid expenses and other current assets	(171)	132	(77)
Other assets	(397)	(171)	13
Accounts payable and accrued expenses	(451)	657	60
Net cash provided by operating activities	12,251	11,962	9,733
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Purchase of building, equipment and improvements	(8,508)	(8,995)	(4,504)
Purchase of customer list	-	-	(11)
Proceeds from sale of equipment	-	-	25
Net cash used in investing activities	(8,508)	(8,995)	(4,490)
CASH FLOWS USED IN FINANCING ACTIVITIES:			
Proceeds from long-term debt	-	-	3,383
Principal payments on long-term debt	(677)	(1,076)	(6,980)
Principal payments on capital leases	-	(16)	(16)
Purchase of common stock for incentive plan	(1,003)	(1,124)	(799)
Purchase of treasury stock	-	-	(1,000)
Net proceeds from sale of common stock and warrants	11	434	310
Payment of taxes from traded shares	(225)	(226)	(192)
Net cash used in financing activities	(1,894)	(2,008)	(5,294)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,849	959	(51)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,220	1,261	1,312
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,069	$ 2,220	$ 1,261
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 84	$ 190	$ 421
Income taxes	405	688	250
Supplemental noncash activities:			
Asset additions and related obligations in payables	$ 541	$ 2,099	$ 269

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company – The consolidated financial statements include the accounts of MEDTOX Scientific, Inc. and its wholly-owned subsidiaries: MEDTOX Laboratories, Inc. (MEDTOX Laboratories), MEDTOX Diagnostics, Inc. (MEDTOX Diagnostics) and New Brighton Business Center, LLC (NBBC) (collectively referred to as the "Company").

MEDTOX Laboratories provides forensic toxicology, clinical toxicology, clinical testing for the pharmaceutical industry (central laboratory services, bioanalytical and pharmacokinetic testing), clinical testing for occupational health clinics, clinical testing for physician offices, pediatric lead testing, and analysis of heavy and trace metals. In addition, MEDTOX Laboratories provides logistical support, data management and overall program management services.

MEDTOX Diagnostics is engaged in the research, development and sale of products based upon enzyme immunoassay technology for the detection of antibiotic residues, mycotoxins, drugs-of-abuse and other hazardous substances as well as distribution of agridiagnostic and food safety testing products.

NBBC conducts the Company's building rental activities that are not related to the Company's operations. The operations of NBBC are shown in the statements of operations as "other expense".

All significant intercompany transactions and balances have been eliminated.

Use of Estimates - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates include the valuation of accounts receivable, inventories, goodwill and other intangible assets, deferred income taxes and the recorded amounts for certain accruals. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash equivalents include highly liquid investments with original maturities of three months or less from the date of purchase.

Trade Accounts Receivable – Sales are made to local and national customers including corporations, clinical laboratories, government agencies, medical professionals, law enforcement agencies and health care facilities. The Company extends credit based on an evaluation of the customer's financial condition, and receivables are generally unsecured. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable. In addition, some of the Company's Laboratory Services revenues for certain types of tests are billed to third-party payers including insurance companies, state Medicaid and Medicare agencies. These payers pay for such services at established amounts, which are typically lower than gross amounts billed by the Company. The Company estimates a discount on the billings for these tests, and recognizes revenues and related accounts receivable at a net amount after discount in order to state revenues and accounts receivable at the amount expected to be paid.

Inventories - Inventories are valued at the lower of cost (first-in, first-out method) or market.

Equipment and Improvements – Equipment and improvements are stated at cost. Provisions for depreciation have been computed using the straight-line method to amortize the cost of depreciable assets over their estimated useful lives as follows:

Furniture and equipment: 3 – 10 years
Building and improvements: 10 – 39 years
Leasehold improvements: lesser of 10 years or life of lease

Goodwill and Other Intangible Assets – Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) provides that goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for goodwill and other intangible assets in the fourth quarter of each year after the Company's annual forecasting process. No impairments were indicated as a result of the annual impairment reviews for goodwill and other intangible assets in 2008, 2007 or 2006. In assessing the recoverability of goodwill and other intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, the Company may be required to record impairment charges for these assets.

Goodwill and other intangible assets are allocated to the Company's reporting units, which are either the operating segment or one reporting level below the operating segment. SFAS No. 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, impairment is indicated to the extent that the fair value of the goodwill and other intangible assets within the reporting unit is less than their carrying value. If the carrying amount of the goodwill and other intangible assets exceeds their fair value, an impairment loss is recognized. Fair values for the reporting units and other intangible assets are determined based on discounted cash flows.

Amortizable intangible assets consist of customer lists, technology, patents and trademarks and are amortized on a straight-line or accelerated basis based upon estimated useful or contractual lives, ranging from 5 to 20 years.

Revenue Recognition - Revenues from Laboratory Services are recognized as earned at such time as the Company has completed services. The Company's services are considered to be complete when it has performed the applicable laboratory testing services and the results have been sent to the Company's customers or posted to the Company's secure website.

Some of our Laboratory Services revenues for certain types of tests are billed to third-party payers including insurance companies, state Medicaid and Medicare agencies. These payers pay for such services at established amounts, which are typically lower than gross amounts billed by us. However, the tests are sometimes billed directly to patients or other parties and paid at the gross amount billed for these tests. In addition, billings for the tests are occasionally re-billed to alternative payers in situations where incorrect billing information was submitted to us by the customer. Historically, the amounts of such incorrect billings have not been material. We estimate a discount on the billings for these tests and recognize revenues and related accounts receivable at a net amount, after discount, in order to state revenues and accounts receivable at the amount expected to be paid. While we believe that estimated discounts and the related net revenues and net accounts receivable from these testing services are materially correct, there can be differences in amounts ultimately paid compared to estimated amounts. These differences are recorded upon payment and may affect previously recorded amounts. We consider contracted rates with payers and historical discounts when estimating future discounts on a monthly basis.

Revenues from Product Sales are recognized FOB shipping point net of an allowance for estimated returns. When shipment occurs, the sales price is fixed and determinable, and collection of the resulting receivable is reasonably assured.

Freight charges to customers are included in product sales and freight costs are included in cost of sales.

Research and Development – Research and development expenditures are charged to expense as incurred.

Income Taxes – The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" (FIN 48) on January 1, 2007. This Interpretation clarifies the accounting for uncertainty in tax positions and requires that the Company recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. See Note 11 for the impact of the adoption of FIN 48.

Share-Based Compensation – The Company accounts for share-based compensation in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123(R)) under the modified prospective method of adoption. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. That expense will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Earnings per Common Share – Basic earnings per common share equals net earnings divided by the weighted average common shares outstanding during the period. Diluted earnings per common share equals net earnings divided by the sum of weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents are shares assumed to be issued if outstanding stock options or warrants were exercised. Common stock equivalents that are anti-dilutive are excluded from net earnings per common share.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are considered to be representative of their respective fair values due to their short-term nature. The carrying amount of our long-term debt approximated fair value at December 31, 2008 and 2007. The fair value of the Company's debt was estimated using interest rates that are representative of debt with similar terms and maturities.

Concentrations of Credit Risk – Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's clients as well as their dispersion across many different geographic regions. The Company had no customers that accounted for more than 10% of consolidated revenues in 2008, 2007, or 2006 or accounts receivable at December 31, 2008 or 2007.

Comprehensive Income – Comprehensive income is a measure of all non-owner changes in shareholders' equity and includes such items as net income, certain foreign currency translation items, minimum pension liability adjustments, and changes in the value of available-for-sale securities. In 2008, 2007, and 2006, comprehensive income for the Company was equal to net income as reported.

New Accounting Standards – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, SFAS No. 157 simplifies and codifies fair value related guidance previously issued within generally accepted accounting principles. Although this Statement does not require any new fair value measurements, its application may, for some entities, change current practice. The Company adopted this Statement as of January 1, 2008. The adoption of this Statement did not have an impact on the Company's financial position or results of operations. In February 2008, the FASB issued Staff Position 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2) which delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. The Company does not expect the adoption of FSP 157-2 will have a material impact on the Company's financial position or results of operations. In October 2008, the FASB issued Staff Position 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in cases where a market is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of FSP 157-3 did not have an impact on the Company's financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible financial instruments at fair value that are not currently required to be measured at fair value. The Company adopted SFAS No. 159 as of January 1, 2008, however no assets or liabilities have currently been remeasured at fair value.

In November 2007, the FASB issued SFAS No. 141R, "Business Combinations," which changes how business acquisitions are accounted. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets, and tax benefits. For the Company, SFAS No. 141R is effective for business combinations and adjustments to an acquired entity's deferred tax asset and liability balances occurring after December 31, 2008. The Company does not expect the adoption of SFAS No. 141R will have a material impact on the Company's financial position or results of operations.

2. SEGMENTS

The Company has two reportable segments: Laboratory Services and Product Sales. The Laboratory Services segment consists of MEDTOX Laboratories and NBBC. Services provided include drugs-of-abuse testing services and clinical & other laboratory services, which include clinical toxicology, clinical testing for the pharmaceutical industry, clinical testing for occupational health clinics, clinical testing for physician offices, pediatric lead testing, heavy metals analyses, courier delivery, and medical surveillance. The Product Sales segment, which includes POCT (point-of-collection testing) disposable diagnostic devices, consists of MEDTOX Diagnostics, Inc. Products manufactured include easy to use, inexpensive, on-site drug tests such as PROFILE®-II, PROFILE®-II A, PROFILE®-III, PROFILE®-III A, PROFILE-II ER®, PROFILE®-III ER, PROFILE®-IV, MEDTOXScan®, VERDICT®-II and SURE-SCREEN®, in addition to a variety of other diagnostic tests for the detection of alcohol. MEDTOX Diagnostics also provides contract manufacturing services in its Food and Drug Administration (FDA) registered/ISO 13845 certified facility.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately as each business requires different products, services and marketing strategies.

In evaluating financial performance, management focuses on income from operations as a segment's measure of profit or loss. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1).

The following is a summary of certain segment information for the years ended December 31:

(In thousands)	2008	2007	2006
Laboratory Services:			
Revenues	$ 66,127	$ 61,310	$ 54,045
Depreciation and amortization	4,211	3,458	2,930
Income from operations	5,364	6,387	6,139
Segment assets	59,812	56,430	47,259
Capital expenditures for segment assets	7,322	7,951	4,126
Product Sales:			
Revenues	$ 19,686	$ 18,975	$ 15,759
Depreciation and amortization	627	573	502
Income from operations	4,283	3,629	2,062
Segment assets	10,102	8,701	6,737
Capital expenditures for segment assets	1,186	1,044	378
Corporate (unallocated):			
Other expense	$ (991)	$ (707)	$ (1,006)
Net deferred tax assets	3,612	4,818	5,878
Company:			
Revenues	$ 85,813	$ 80,285	$ 69,804
Depreciation and amortization	4,838	4,031	3,432
Income from operations	9,647	10,016	8,201
Other expense	(991)	(707)	(1,006)
Income before income taxes	8,656	9,309	7,195
Total assets	73,526	69,949	59,874
Capital expenditures for assets	8,508	8,995	4,504

The following is a summary of revenues from external customers for each group of products and services provided within the Product Sales segment for the years ended December 31:

(In thousands)

	2008	2007	2006
POC on-site testing products	$ 17,787	$ 16,632	$ 13,211
Contract manufacturing services	1,469	1,437	1,962
Other diagnostic products	430	906	586
	$ 19,686	$ 18,975	$ 15,759

3. INVENTORIES

Inventories consisted of the following at December 31:

(In thousands)	2008	2007
Raw materials	$ 958	$ 977
Work in process	358	317
Finished goods	418	583
Supplies, including off-site inventory	2,166	2,033
	$ 3,900	$ 3,910

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets, resulting primarily from acquisitions, include the value assigned to customer lists, trademarks and goodwill. Amortizable intangible assets are amortized on a straight-line or accelerated basis based upon their estimated useful lives.

The entire amount of goodwill is included in the Laboratory Services segment, which is tested annually for impairment during the fourth quarter after the Company's annual forecasting process. No goodwill impairment was recognized in 2008, 2007 or 2006. There were no other changes in the carrying amount of goodwill in 2008, 2007 or 2006.

The components of other intangible assets were as follows at December 31:

(In thousands)	2008				2007		
	Weighted average useful life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:							
Customer lists	10.6 years	2,671	(2,323)	348	2,671	(2,118)	553
Trademarks and other	13.7 years	87	(35)	52	60	(25)	35
Total	10.7 years	$ 2,758	$ (2,358)	$ 400	$ 2,731	$ (2,143)	$ 588

Amortization expense for amortizable intangible assets was approximately $0.2 million, $0.3 million and $0.4 million during 2008, 2007 and 2006, respectively. Future amortization expense for amortizable intangible assets is estimated to be as follows for the years ending December 31:

(In thousands)	
2009	$ 127
2010	75
2011	48
2012	21
2013	19
2014 and thereafter	110
	$ 400

5. BUILDING, EQUIPMENT AND IMPROVEMENTS

Building, equipment and improvements consisted of the following at December 31:

(In thousands)	2008	2007
Furniture and equipment	$ 30,798	$ 30,524
Building and improvements	8,490	8,260
Leasehold improvements	7,212	5,956
	46,500	44,740
Less accumulated depreciation	(17,296)	(17,855)
	$ 29,204	$ 26,885

Depreciation expense was approximately $4.6 million, $3.7 million and $3.1 million during 2008, 2007 and 2006, respectively.

6. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31:

(In thousands)	2008	2007
Accrued clinic fees	$ 1,573	$ 1,933
Accrued bonus	415	1,116
Accrued salaries, wages and commissions	1,266	1,287
Accrued health insurance	581	435
Other accrued expenses	1,400	2,606
	$ 5,235	$ 7,377

7. DEBT

Long-term debt consisted of the following at December 31:

(In thousands)	2008	2007
Term loan, due April 2011, 2.75% at December 31, 2008	$ 979	$ 1,656
Less current portion	(677)	(677)
	$ 302	$ 979

Long-term debt maturities at December 31, 2008 were as follows for the years ending December 31:

2009	$ 677
2010	302
2011	-
2012	-
2013	-
2014 and thereafter	-
	$ 979

Wells Fargo Credit Agreement – The Company is a party to a credit security agreement (the "Wells Fargo Credit Agreement") with Wells Fargo Bank, National Association (the "Bank") maturing on November 1, 2009. The Wells Fargo Credit Agreement, as amended, consists of:

(i) a revolving line of credit ("Line of Credit") of up to $8.0 million bearing interest at either a fluctuating rate of 0.5% below the Bank's prime rate or at a fixed rate of 1.9% above LIBOR, as defined and calculated by the Bank, in effect on the first day of the applicable fixed rate term; and

(ii) a note or notes aggregating up to $4.9 million (loan limit) for the purchase of capital equipment bearing interest at either a rate of 0.25% below the Bank's prime rate or at a fixed rate for a period of one, two, three, or four years at a rate of 2.25% in excess of the then current yield on U.S. Treasury Securities, adjusted to a constant maturity equal to such fixed rate period.

Subject to certain conditions, the Wells Fargo Credit Agreement also provides for the issuance of letters of credit which, if drawn upon, would be deemed advances under the Line of Credit. The Company is required to pay a fee equal to 0.125% per annum on the average daily unused amount of the Line of Credit. The Company granted the Bank a first priority security interest in all of the Company's accounts receivable, other rights to payment, general intangibles, inventory and equipment to secure all indebtedness of the Company to the Bank.

Extensions of credit under the Wells Fargo Credit Agreement are subject to certain conditions. The Wells Fargo Credit Agreement also requires the Company to comply with certain financial covenants, including current ratio, tangible net worth, total liabilities to tangible net worth ratio, and debt service coverage ratio, all as defined in the Wells Fargo Credit Agreement. At December 31, 2008, the Company was in compliance with all financial covenants contained in the Wells Fargo Credit Agreement.

• Tangible Net Worth not less than $30,000,000 at any time, with "Tangible Net Worth" defined as the aggregate of total stockholders' equity plus subordinated debt less any intangible assets.

• Total Liabilities divided by Tangible Net Worth not greater than 1.75 to 1.0 at any time, with "Total Liabilities" defined as the aggregate of current liabilities and non-current liabilities less subordinated debt, and with "Tangible Net Worth" as defined above.

• A Debt Service Coverage Ratio not less than 1.5 to 1.0 as of each fiscal quarter end, determined on a rolling four-quarter basis, with "Debt Service Coverage Ratio" defined as the aggregate of net income before non-cash tax expense plus depreciation expense and amortization expense, divided by the aggregate of the current maturity of long-term debt for the previous four fiscal quarters plus current capital lease obligations for the previous four fiscal quarters.

At December 31, 2008, the Company did not have an outstanding balance on its revolving line of credit. The weighted average interest rate on borrowings outstanding during the year under the revolving line of credit was 4.9%, 7.8% and 7.5% during 2008, 2007, and 2006, respectively.

Term Loan – In March 2006, the Company entered into a Term Note (the "Note") with the Bank for $3.4 million. The Note requires payment over a five year term in monthly installments of approximately $56,000 plus interest, commencing May 2006. Interest is calculated at either (i) a variable rate of 0.5% below the prime rate or (ii) a fixed rate of 1.9% above LIBOR in effect on the first day of the applicable fixed rate term.

8. STOCK BASED-COMPENSATION

The Company has adopted stock-based compensation plans to provide incentives to eligible employees, officers and directors in the form of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, performance shares and other stock-based awards. All of the Company's stock-based compensation plans expired in 2003, and no options or awards are available for future grant, except as inducement grants to new employees of the Company.

The Company recorded approximately $13,000, $65,000 and $232,000 in total share-based compensation expense for stock options and stock awards in 2008, 2007, and 2006, respectively.

Stock Options - The Compensation Committee of the Board of Directors determines the exercise price (not to be less than the fair market value of the underlying stock) of stock options at the date of grant. Options generally become exercisable in installments over a period of one to five years and expire ten years from the date of grant. The Company estimated the fair value of its stock options using the Black-Scholes option-pricing model. There were no options granted during 2008, 2007 or 2006.

The following table summarizes the stock option transactions for 2008:

	Number of Shares Underlying Options	Weighted -Average Exercise Price of Options	Weighted-Average Remaining Contractual Life of Options	Aggregate Intrinsic Value of Options (In thousands)
Outstanding at December 31, 2007	765,655	$ 4.50		
Granted	-	-		
Exercised	(51,588)	$ 4.71		
Forfeited/cancelled	-	-		
Outstanding, vested and exercisable at December 31, 2008	714,067	$ 4.49	3.13	$ 2,666

The aggregate intrinsic value of options outstanding at December 31, 2008 is calculated as the difference between the market price of the Company's common stock at December 31, 2008 and the exercise price of the underlying options, multiplied by the number of in-the-money options. The total intrinsic value of options exercised was approximately $615,000, $6,056,000 and $457,000 in 2008, 2007, and 2006, respectively. Cash received from option exercises was approximately $11,000, $434,000, and $302,000, in 2008, 2007, and 2006, respectively.

Stock Awards - Stock awards are issued to certain key employees and directors of the Company as an incentive for the performance of future services that will contribute materially to the successful operation of the Company. Owners of stock awards have the rights of shareowners, including the right to vote. Stock awards are awarded with a fixed restriction period of three to five years. The market value of the awards on the date of the grant was recorded as deferred stock-based compensation and additional paid-in capital.

Compensation is charged to operations on a straight-line basis over the restriction periods and amounted to approximately $13,000, $64,000 and $113,000, in 2008, 2007, and 2006, respectively.

A summary of the status of the Company's non-vested stock awards at December 31, 2008 and changes during 2008 is presented below:

	Stock Award Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2007	58,271	$ 4.91
Granted	-	-
Vested	(53,271)	$ 4.70
Forfeited	-	-
Outstanding and expected to vest at December 31, 2008	5,000	$ 7.18

At December 31, 2008, there was approximately $5,000 of total unrecognized compensation cost related to non-vested stock awards that is expected to be recognized over a weighted-average period of approximately 7 months. The total fair value of stock awards vested was approximately $844,000, $1,091,000, and $790,000 in 2008, 2007, and 2006, respectively.

9. STOCKHOLDERS' EQUITY

Treasury Stock - In March 2006, the Board of Directors authorized up to $1.0 million for the repurchase of shares of the Company's common stock. Repurchases of shares may be made through open market or privately negotiated transactions at times and in such amounts as management deems appropriate. During 2006, the Company repurchased 103,431 shares at a cost of $1.0 million, which are being held in treasury. The Company did not repurchase any shares under this program in 2008 or 2007.

Long-Term Incentive Plan - In 2008, 2007 and 2006, the Company repurchased 63,140, 66,703 and 82,550 shares of the Company's common stock, respectively, at a cost of $1.0 million, $1.1 million and $0.8 million, respectively. The shares repurchased were placed in trust to fund the Long-Term Incentive Plan.

At December 31, 2008, 714,067 shares of common stock were reserved for future issuances related to the exercise of stock options previously granted under the stock option plans discussed in Note 8.

In September 1998, the Company's Board of Directors declared a dividend of one preferred share purchase right ("Right") for each common share then outstanding. The Rights were distributed pursuant to a Rights Agreement between the Company and American Stock Transfer & Trust Company. Each Right entitles the holder to purchase one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $29.80, subject to adjustment. The Rights are exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the Company's outstanding common stock. The Rights pursuant to this plan expired on September 18, 2008.

10. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share for the years ended December 31:

(In thousands, except share and per share data)	2008	2007	2006
Net income (A)	$ 5,572	$ 6,690	$ 4,548
Weighted average number of basic common shares outstanding (B)	8,455,092	8,322,092	8,148,726
Dilutive effect of stock options computed based on the treasury stock method using average market price	483,121	585,228	653,744
Weighted average number of diluted common shares outstanding (C)	8,938,213	8,907,320	8,802,470
Basic earnings per common share (A/B)	$ 0.66	$ 0.80	$ 0.56
Diluted earnings per common share (A/C)	$ 0.62	$ 0.75	$ 0.52

11. INCOME TAXES

Income tax expense was as follows for the years ended December 31:

(In thousands)	2008	2007	2006
Current:			
Federal	$ 341	$ 339	$ 394
State and local	25	(360)	20
Deferred	2,718	2,640	2,233
	$ 3,084	$ 2,619	$ 2,647

Following is a reconciliation of federal income tax at the statutory rate of 34% to the actual income taxes provided for the years ended December 31:

(In thousands)	2008	2007	2006
Computed expected federal income tax expense (benefit)	$ 2,943	$ 3,165	$ 2,446
State tax, net of federal effect	216	233	171
Change in valuation allowance	-	-	3
Additional net operating loss carryforwards	-	(141)	-
Settlement of state examination	-	(384)	-
Other, net	(75)	(254)	27
	$ 3,084	$ 2,619	$ 2,647

In 2007, the Company recorded a $141,000 tax benefit from additional net operating loss carryforwards determined to be available to the Company.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred assets (liabilities) were as follows at December 31:

(In thousands)	2008	2007
Deferred income tax assets:		
Accounts receivable allowances	$ 444	$ 362
Inventories	159	156
Accrued expenses	557	629
Building, equipment and improvements	-	179
Research and experimental credit carryforwards	537	412
Federal alternative minimum tax credit carryforwards	441	342
Net operating loss carryforwards	2,666	4,391
Other	751	614
Total deferred tax assets	5,555	7,085
Deferred income tax liabilities:		
Building, equipment and improvements	(188)	-
Goodwill and other intangible assets	(2,833)	(2,267)
Total deferred tax liabilities	(3,021)	(2,267)
Net deferred tax assets	$ 2,534	$ 4,818

At December 31, 2008, the Company had federal net operating loss carryforwards (NOLs) of approximately $7.8 million, which are available to offset future taxable income. The Company's federal and state NOLs expire in varying amounts each year from 2009 through 2027 in accordance with applicable federal and state tax regulations and the timing of when the NOLs were incurred. Section 382 of the Internal Revenue Code restricts the annual utilization of certain NOLs incurred prior to a change in ownership. However, such limitation is not expected to impair the realization of these NOLs. In the future, subsequent revisions to the estimated net realizable value of these deferred tax assets could cause the provision for income taxes to vary significantly from period to period, although the Company's cash payments would remain unaffected until the benefit of the NOLs is completely utilized or expires unused.

In 2008 and 2007, income tax benefits attributable to share-based compensation of approximately $0.4 million and $1.9 million, respectively, were allocated to additional paid-in capital in stockholders' equity in the accompanying consolidated balance sheet.

The Company adopted FIN 48 effective January 1, 2007. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The cumulative effect of applying this Interpretation did not result in any adjustment to retained earnings as of January 1, 2007. At January 1, 2007, the Company had $331,000 of unrecognized tax benefits. During 2007, the Company decreased its unrecognized tax benefits by $331,000 due to the tax benefit from the favorable resolution of the North Carolina Department of Revenue examination of MEDTOX Diagnostics, Inc. The decrease was recorded as a benefit to income tax expense. The Company does not have any unrecognized tax benefits at December 31, 2008 or 2007.

The tax years 2002-2007 remain open to examination by the major taxing jurisdictions to which the Company is subject.

In conjunction with the adoption of FIN 48, the Company began recording income tax related interest expense and interest income in income tax expense in its Consolidated Statements of Income. In prior periods, such interest expense or income was recorded in interest expense or interest income. Penalties, if any, will be recorded as a component of income tax expense. The Company did not have any accrued interest related to uncertain tax positions at December 31, 2008 or 2007.

12. EMPLOYEE BENEFIT PLANS

Retirement Savings Plan - The Company has a defined contribution benefit plan that covers substantially all employees who meet certain age and length of service requirements. Contributions to the plan are at the discretion of the Company's Board of Directors. The 401(k) expense was approximately $222,000, $125,000 and $75,000 in 2008, 2007 and 2006, respectively.

Long-Term Incentive Plan (LTIP) - The Company adopted the LTIP to provide performance-based compensation to selected officers of the Company and compensation to non-employee members of the Board of Directors. Under the LTIP, an officer becomes eligible for an annual long-term incentive contribution amount based upon performance objectives established by the Compensation Committee of the Board of Directors. A non-employee director receives 50% of his or her annual retainer in the form of an annual LTIP contribution. Annual contribution amounts for both officers and directors are subject to three to five year restriction periods with a risk of forfeiture if a participant terminates service prior to becoming vested. Participants may elect to allocate LTIP awards in investment options authorized by the Committee, including shares of the Company's common stock.

The Compensation Committee determined the total 2008, 2007 and 2006 contribution amounts to be $1.1 million, $1.1 million and $0.8 million, respectively, allocated among all participants. To fund the 2008 contribution amount, the Company purchased $1.0 million or 63,140 shares of its own stock and $0.1 million of money market funds, which were contributed to a grantor trust. To fund the 2007 and 2006 contribution amounts, the Company purchased 66,703 and 82,550 shares, respectively, of its own stock, which were contributed to a grantor trust. In accordance with EITF 97-14, "Accounting for Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested," the acquired stock was recorded at historical cost and classified as common stock held in trust in stockholders' equity in the accompanying consolidated balance sheet. In 2008, the purchase of the money market funds was recorded in other assets in the accompanying consolidated balance sheet. The Company records compensation expense on a straight-line basis over the three to five year vesting periods, which is recorded as a deferred compensation obligation in other long-term liabilities in the accompanying consolidated balance sheet. The Company recorded approximately $0.6 million, $0.5 million and $0.5 million of compensation expense (recorded in selling, general and administrative expenses) in 2008, 2007 and 2006, respectively, in conjunction with the LTIP.

Supplemental Executive Retirement Plan (SERP) – The Company adopted the SERP, which provides supplemental retirement benefits and allows deferral of a portion of base salary and performance based short-term bonuses for selected officers of the Company. The annual supplemental retirement contribution amount to which an officer is entitled for a plan year is a discretionary amount determined by the Compensation Committee of the Board of Directors. Under the SERP, supplemental retirement benefit contribution amounts vest over one to three year periods.

The Compensation Committee determined the 2008, 2007 and 2006 contribution amounts to be $242,000, $225,000 and $136,000, respectively, allocated among all participants. The plan participants elected to allocate their contribution amounts for all years into investment options consisting of various marketable equity securities. According to the SERP agreement, the future payment of benefits will be distributed to the participant in either a lump sum, or in annual installment payments of at least two years, but not more than ten years, in accordance with the election made by the participant. In accordance with EITF 97-14, the deferred compensation was recorded as a marketable equity security in other assets in the accompanying consolidated balance sheet. The Company recorded compensation expense (recorded in selling, general and administrative expenses) of $81,000, $225,000 and $136,000 in 2008, 2007 and 2006, respectively, which was classified as a deferred compensation obligation in other long-term liabilities in the accompanying consolidated balance sheet. The deferred compensation liability was reduced approximately $257,000 and $39,000 in 2008 and 2007, respectively, with a corresponding credit to compensation expense, to reflect the change in the fair value of the amount owed to the participant. The fair value of the marketable equity security also decreased approximately $257,000 and $39,000 in 2008 and 2007, respectively, to reflect the investment loss (recorded in other expense). In 2006, the deferred compensation liability was increased approximately $37,000 with a corresponding charge to compensation expense, to reflect the change in the fair value of the amount owed to the participant. The fair value of the marketable equity security also increased approximately $37,000 in 2006 to reflect the investment earnings (recorded in other expense).

13. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office and research facilities from a director under a fixed term operating lease. Rental payments to the director were approximately $779,000, $424,000, and $415,000 during 2008, 2007, and 2006, respectively. In January 2008, the Company prepaid approximately $430,000 of the lease agreement for the office and research facilities leased from the director, which is included in the 2008 rental payment.

The Company leases other offices and facilities and office equipment under certain operating leases, which expire on various dates through March 2016. Under the terms of the facility leases, a pro rata share of the facilities' operating expenses and real estate taxes are charged as additional rent.

At December 31, 2008, the Company was obligated for future minimum lease payments without regard to sublease payments under noncancelable leases as follows for the years ending December 31:

(In thousands)

	Operating Leases
2009	$ 767
2010	679
2011	529
2012	457
2013	349
2014 and thereafter	785
	$ 3,566

Rent expense (including amounts for the facilities leased from the director) amounted to $1.7 million, $1.6 million, and $1.5 million during 2008, 2007, and 2006, respectively.

Legal - The Company is party to various legal proceedings arising in the normal course of business activities, none of which, in the opinion of management, are expected to have a material adverse impact on the Company's consolidated financial position or results of operations.

14. RELATED PARTY TRANSACTIONS

In March 2001, the Company entered into a 10-year lease of the Burlington, North Carolina production facility for an annual base rent of $197,000, exclusive of operating expenses. In addition, under the lease $600,000 of tenant improvements made to the building by the Company are being amortized over the life of the lease as additional rent. The Company received $300,000 for reimbursement of tenant improvements completed in 2001. Effective February 2003, the Company entered into a month-to-month lease of a warehousing and distribution facility in an adjacent building for a monthly rent of $9,400, exclusive of operating expenses. These facilities have always been owned and leased to the Company by a director of the Company. In 2003, the Company completed additional tenant improvements to the premises of $300,000. In November 2003, the Company amended and restated these leases. Under the terms of the amended and restated lease, the original leases have been combined and the expiration of the amended and restated lease has been extended to March 31, 2016. In 2008, the annual base rent was approximately $424,000, exclusive of operating expenses, and including a Consumer Price Index adjustment and amortization of the $600,000 of improvements. The Company believes it is renting these facilities on terms similar to those available from third parties for equivalent premises based upon review of prevailing market rates at the time of lease renewal.

In January 2008, the Company prepaid approximately $430,000 of the lease agreement for the facilities leased from the director relating to the leasehold improvements after determining that the prepayment would be financially beneficial to the Company. The prepayment was recorded as prepaid rent in other assets (long-term) in the accompanying consolidated balance sheet and will continue to be amortized over the remaining life of the lease as additional rent.

15. QUARTERLY INFORMATION (UNAUDITED)

(In thousands, except per share amounts)

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 20,705	$ 21,877	$ 22,410	$ 20,821
Gross profit	9,172	9,499	9,432	8,223
Net income	1,587	1,928	1,644	413
Basic earnings per share	0.19	0.23	0.20	0.05
Diluted earnings per share	0.18	0.22	0.19	0.05

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 19,026	$ 20,776	$ 20,759	$ 19,724
Gross profit	8,742	9,577	9,501	8,536
Net income	1,555	1,761	1,939	1,435
Basic earnings per share	0.19	0.21	0.23	0.17
Diluted earnings per share	0.18	0.20	0.22	0.16

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at the End of Period
Year ended December 31, 2008				
Allowance for Doubtful Accounts	$ 264,000	$ 544,000	$ 446,000 (1)	$ 362,000
Year ended December 31, 2007				
Allowance for Doubtful Accounts	$ 280,000	$ 377,000	$ 393,000 (1)	$ 264,000
Year ended December 31, 2006				
Allowance for Doubtful Accounts	$ 332,000	$ 373,000	$ 425,000 (1)	$ 280,000

(1) Uncollectible accounts written off, net of recoveries.

MEDTOX®

MEDTOX SCIENTIFIC, INC.
402 West County Road D
St. Paul, Minnesota 55112

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 26, 2009

NOTICE IS HEREBY GIVEN that the annual meeting of the stockholders of MEDTOX SCIENTIFIC, INC., a Delaware corporation, will be held at The Radisson Hotel, located at 2540 North Cleveland Avenue, Roseville, Minnesota on Tuesday, May 26, 2009, at 4:00 p.m. (CDT) for the following purposes:

1. To elect two directors to serve on our Board of Directors, each to serve for a three-year term or until his successor is elected and qualified;

2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009; and

3. To consider and act upon any other matters which may properly come before the meeting or any adjournment thereof.

In accordance with the provisions of our bylaws, the Board of Directors has fixed the close of business on March 30, 2009, as the record date for the determination of the holders of the shares of our common stock entitled to notice of, and to vote at, the annual meeting and at any adjournment or postponement of the annual meeting.

Your attention is directed to the accompanying proxy statement.

You are requested to date, sign and mail the enclosed proxy as promptly as possible, whether or not you expect to attend the meeting in person.

By Order of the Board of Directors,



Richard J. Braun
Chairman of the Board, President and Chief Executive Officer

St. Paul, Minnesota
April 6, 2009

MEDTOX SCIENTIFIC INC.
402 West County Road D
St. Paul, Minnesota 55112

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
May 26, 2009

The Board of Directors of MEDTOX Scientific, Inc., a Delaware corporation (the "Company", “we”, “us” or “our”) is sending these proxy materials to you on or about April 16, 2009, in connection with the Board’s solicitation of proxies for use at our 2009 annual meeting of stockholders and at any adjournment of the meeting. The meeting is scheduled to take place on May 26, 2009, at 4:00 p.m. (CDT) at The Radisson Hotel, located at 2540 North Cleveland Avenue, Roseville, Minnesota.

The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of our directors and most highly paid executive officers, and certain other required information.

We are paying for the solicitation of proxies, including the cost of preparing, printing and mailing this proxy statement, the proxy card and any additional information furnished to stockholders in connection with the matters to be voted on at the annual meeting. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding shares of our common stock beneficially owned by others for forwarding to the beneficial owners. We will reimburse persons representing beneficial owners for their reasonable out-of-pocket expenses in forwarding solicitation materials to the beneficial owners.

The solicitation of proxies through this proxy statement may be supplemented by telephone, facsimile or personal solicitation by directors, officers or other Company employees. No additional compensation will be paid to directors, officers or other Company employees for their services in soliciting proxies.

PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING

There are two proposals scheduled to be voted on at the annual meeting:

- the election of two director nominees, each to serve on our Board of Directors for a three-year term or until his successor is elected and qualified; and

- the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

As of the date of this proxy statement, we are not aware of any other matters that will be presented for consideration at the meeting.

THE VOTING PROCESS

Record Date

All shares of our common stock, par value $0.15 per share, owned by you as of the close of business on March 30, 2009, the record date for the determination of stockholders entitled to notice of, and the right to vote at, the annual meeting (the "Record Date"), may be voted by you. These shares include those held directly in your name as the stockholder of record, and held for you as the beneficial owner through a stockbroker, bank or other nominee. As of the close of business on the Record Date, we had 8,537,460 shares of common stock outstanding and entitled to vote. Each holder of record of shares of our common stock outstanding on the Record Date will be entitled to one vote for each share held on all matters to be voted on at the annual meeting.

Voting Your Shares at the Annual Meeting or by Proxy

Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you choose to do so, please bring the enclosed proxy card and proof of identification. Shares beneficially owned may be voted by you if you receive and present at the annual meeting a proxy from your broker or nominee, together with proof of identification. Even if you plan to attend the annual meeting, we recommend that you also return your completed proxy card so that your vote will be counted if you later decide not to attend the annual meeting. If you need directions to the annual meeting to vote in person, please go to our website at www.medtox.com.

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the annual meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker or nominee. You may do this by marking, dating and signing your proxy card or, for shares held in street name, the voting instruction card provided by your broker or nominee, and mailing it in the enclosed, self-addressed, postage pre-paid envelope. No postage is required if mailed in the United States.

If you receive more than one proxy or voting instruction card, it means that your shares are registered differently or are in more than one account.

Quorum Requirement

In accordance with our bylaws, the presence in person or by proxy of a majority of the shares of the Company's common stock issued and outstanding and entitled to vote on the Record Date is required for a quorum at the annual meeting. All shares that are voted "FOR" or "AGAINST" any matter, votes that are "WITHHELD" for Board nominees, abstentions and broker non-votes are counted as present for purposes of determining the presence of a quorum.

"Broker non-votes" include shares for which a bank, broker or other nominee (i.e., record) holder has not received voting instructions from the beneficial owner and for which the nominee holder does not have discretionary power to vote on a particular matter. Under the rules that govern brokers who are record holders of shares that are held in brokerage accounts for the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters but have no discretion to vote such uninstructed shares on non-routine matters. The proposals to be voted upon at the annual meeting are considered routine matters.

If a quorum is not present at the annual meeting, a vote for adjournment will be taken among the stockholders present or represented by proxy. If, in accordance with our bylaws, a majority of the stockholders present or represented by proxy vote for adjournment, it is our intention to adjourn the meeting until a later date and to vote proxies received at such adjourned meeting.

How You May Vote Your Shares on the Proposals; Vote Required

In the election of the directors, you may vote "FOR" each of the nominees or your vote may be "WITHHELD" with respect to one or both of the nominees. A director is elected by a plurality of the votes cast by the holders of shares entitled to vote. Accordingly, the two nominees receiving the greatest number of votes cast will be elected. In the election of the directors, any action other than a vote "FOR" a nominee will have the practical effect of voting against the nominee. Votes that are "WITHHELD" will not have an effect on the outcome of the vote.

For the proposal regarding the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009, you may vote "FOR", "AGAINST" or "ABSTAIN". The Audit Committee will consider the outcome of the vote with respect to this proposal in its decision to appoint an independent registered public accounting firm next year, but is not bound by the stockholders' vote.

If you sign your proxy card without indicating your vote on the proposals, your shares will be voted in accordance with the recommendations of the Board.

All votes will be tabulated by an independent party, and such independent party and certain representatives of the Company will act as voting inspectors at the annual meeting.

Revoking Your Proxy

A proxy may be revoked by:

- delivery of written notice of revocation to the Secretary of the Company at its principal executive offices located at 402 West County Road D, St. Paul, Minnesota 55112;

- the execution and delivery of a subsequent proxy that is properly signed and bears a later date; or

- attending the annual meeting and notifying the election officials that you wish to revoke your proxy and vote in person.

Attendance at the annual meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If you have instructed a broker, trustee or other nominee to vote your shares, you must follow the directions received from your broker, trustee or other nominee to change those instructions.

Voting Results

We will announce preliminary voting results at the annual meeting and publish final results in our quarterly report on Form 10-Q for the second quarter of fiscal 2009.

Confidentiality of Your Vote

Proxy cards, ballots and voting tabulations that identify individual stockholders and are mailed or returned to the Company will be handled in a manner intended to protect your voting privacy. Your vote will not be disclosed except (1) as needed to permit the Company to tabulate and certify the vote, (2) as required by law, or (3) in other limited circumstances. Additionally, all comments written on a proxy card or elsewhere will be forwarded to the Company's management, but your identity will be kept confidential unless you ask that your name be disclosed.

Voting on Other Matters

Our bylaws limit the matters presented at the annual meeting to those in the notice of the annual meeting and those otherwise properly brought before the meeting. We do not expect any other matter to come before the meeting. If any other matters are presented at the annual meeting, your signed proxy gives the individuals named as proxies authority to vote your shares on such matters at their discretion.

2008 Annual Report

A copy of our annual report to stockholders for the Company's fiscal year ended December 31, 2008 (without exhibits), accompanies this proxy statement. Stockholders may also obtain, free of charge, a copy of the annual report or the exhibits thereto by writing to the Company, 402 West County Road D, St. Paul, Minnesota 55112, Attention: Corporate Secretary. The annual report does not constitute proxy soliciting materials.

HOUSEHOLDING

The rules of the Securities and Exchange Commission (SEC) allow delivery of a single proxy statement and annual report to households at which two or more stockholders reside. Accordingly, stockholders sharing an address who have been previously notified by their broker or its intermediary will receive only one copy of the proxy statement and annual report, unless the stockholder has provided contrary instructions. Individual proxy cards or voting instruction forms (or electronic voting facilities) will, however, continue to be provided for each stockholder account. This procedure, referred to as "householding", reduces the volume of duplicate information you receive, as well as our expenses. If your family has multiple accounts, you may have received a householding notification from your broker earlier this year and, consequently, you may receive only one proxy statement and annual report. If you prefer to receive separate copies of our proxy statement or annual report, either now or in the future, we will promptly deliver, upon your written or oral request, a separate copy of the proxy statement or annual report, as requested, to any stockholder at your address to which a single copy was delivered. Notice should be given to us by mail at 402 West County Road D, St. Paul, Minnesota 55112, Attention: Secretary, or by telephone at (651) 636-7466. If you are currently a stockholder sharing an address with another stockholder and wish to have only one proxy statement and annual report delivered to the household in the future, please contact us at the same address or telephone number.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information available to us as of March 30, 2009, regarding the beneficial ownership of our common stock by (i) each person, or group of affiliated persons, known by us to beneficially own more than five percent (5%) of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our named executive officers listed in the Summary Compensation Table appearing on page 26 of this proxy statement, and (iv) all of our directors and executive officers as a group.

Except as otherwise noted, the number of shares owned and percentage ownership in the following table is based on 8,537,460 shares of common stock outstanding on March 30, 2009. The address of each director and executive officer listed in the table is c/o MEDTOX Scientific, Inc., 402 West County Road D, St. Paul, Minnesota 55112.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Common Stock Outstanding
5% Stockholders:		
Fidelity Management & Research Company** 82 Devonshire Street Boston, Massachusetts 02109	1,268,364 (2)	14.86%
OppenheimerFunds, Inc.** Two World Financial Center 225 Liberty Street New York, New York 10281	532,051 (3)	6.23%
Renaissance Technologies LLC** James H. Simon 800 Third Avenue New York, New York 10022	513,100 (4)	6.01%
Directors and Executive Officers:		
Directors		
Richard J. Braun	432,755 (5)	5.01%
Brian P. Johnson	59,091 (6)	*
Robert J. Marzec	27,498 (7)	*
Samuel C. Powell, Ph.D.	329,993 (8)	3.86%
Robert A. Rudell	51,122	*
Named Executive Officers (excluding any Director above)		
B. Mitchell Owens	188,247 (9)	2.18%
Susan E. Puskas	139,525 (10)	1.62%
James A. Schoonover	169,292 (11)	1.96%
Kevin J. Wiersma	163,504 (12)	1.90%
All Directors and Executive Officers as a Group (9 persons)	1,561,027 (13)	17.29%

* Represents less than one percent of the outstanding shares of our common stock.

** As of December 31, 2008

(1) We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or dispositive power with respect to those securities. In addition, the rules require us to include shares of common stock issuable upon the exercise of stock options that are either immediately exercisable or exercisable within 60 days of March 30, 2009. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, we believe that the persons or entities identified in this table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

(2) In its most recent Schedule 13G filing with the SEC on February 17, 2009, Fidelity Management & Research Company represents that it holds sole dispositive power with respect to 1,268,364 shares of common stock. Fidelity Management & Research Company is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock. The interest of one such person, Fidelity Small Cap Stock Fund, an investment company registered under the Investment Company Act of 1940, amounted to 833,221 shares of common stock, which is greater than 5% of our outstanding common stock at December 31, 2008. Fidelity Management & Research Company is a wholly-owned subsidiary of FMR LLC, the chairman of which is Edward C. Johnson 3d. Mr. Johnson and members of his family may be deemed under the Investment Company Act of 1940 to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees.

(3) OppenheimerFunds, Inc. filed a Schedule 13G on January 23, 2009, disclosing that it has shared power to vote and shared dispositive power with respect to 532,051 shares of common stock. OppenheimerFunds, Inc. is an investment advisor.

(4) Renaissance Technologies LLC and James H. Simon jointly filed a Schedule 13G on February 13, 2009, disclosing that they have sole voting power and sole dispositive power with respect to 513,100 shares of common stock. Renaissance Technologies LLC is an investment advisor, and Mr. Simons is the control person of Renaissance Technologies LLC. Certain funds and accounts managed by Renaissance Technologies LLC have the right to receive dividends and proceeds from the sale of the shares it holds. RIEF Trading LLC holds of record more than 5% of such shares.

(5) Includes 99,667 shares of common stock issuable upon the exercise of stock options held by Mr. Braun.

(6) Includes 17,874 shares of common stock issuable upon the exercise of stock options held by Mr. Johnson.

(7) Includes 7,500 shares of common stock issuable upon the exercise of stock options held by Mr. Marzec.

(8) Includes 13,293 shares of common stock issuable upon the exercise of stock options held by Dr. Powell.

(9) Includes 104,400 shares of common stock issuable upon the exercise of stock options held by Mr. Owens.

(10) Includes 70,392 shares of common stock issuable upon the exercise of stock options held by Ms. Puskas.

(11) Includes 90,648 shares of common stock issuable upon the exercise of stock options held by Mr. Schoonover.

(12) Includes 86,067 shares of common stock issuable upon the exercise of stock options held by Mr. Wiersma.

(13) Includes 489,841 shares of common stock issuable upon the exercise of stock options.

PROPOSAL 1

ELECTION OF DIRECTORS

Our bylaws provide that the members of our Board of Directors shall be divided into three classes. Generally, each class of directors is elected for a term expiring at the annual meeting of stockholders to be held three years after the date of election.

Our bylaws allow our Board to establish the number of directors from time to time by resolution passed by a majority of the whole Board, provided that the number of directors shall not be less than three, nor more than twelve, individuals. At present, the Board has fixed the number of directors at five individuals.

The Board of Directors has nominated two individuals for election at this year's annual meeting, who are recommended by at least a majority of the independent directors serving on the Corporate Governance and Nominating Committee, to serve as our directors for a three-year term or until their respective successors have been elected and qualified. The nominees are currently Board members. The nominees have indicated a willingness to serve if elected.

The directors will be elected by the plurality vote of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote. All duly submitted and unrevoked proxies will be voted for the nominees selected by our Board, except where authorization so to vote is withheld.

Our Board recommends that you vote FOR the election of the nominees for director.

Information About Director Nominees and Other Directors

Information concerning the director nominees, as well as each of our other current directors, is set forth below:

Nominees for Director

Samuel C. Powell, Ph.D.
age 56, director since 1986

Dr. Powell served as Chairman of the Board of Directors from November 1987 to June 1994, and has served as a director of the Company since September 1986. Dr. Powell served as Chairman of the Board and Chief Executive Officer of Granite Technological Enterprises from January 1984 until its acquisition by the Company in June 1986. Since 1987, he has been President of Powell Enterprises, based in Burlington, North Carolina, offering financial and management services to a group of business and real estate ventures. Dr. Powell holds a Ph.D. from Loyola University, a Master of Science degree from Old Dominion University and a bachelor's degree from Virginia Military Institute. Dr. Powell serves as a director of Carolina Biological Supply Company, an unrelated private corporation. Dr. Powell served on the North Carolina Board of Science and Technology from 1989 to 1995, and also served as a board member and Chairman of the North Carolina State Alcoholism Research Authority.

Robert A. Rudell, MBA
age 60, director since 2002

Mr. Rudell was appointed as a director by the members of the Board in April 2002. In 1996, Mr. Rudell, now retired, joined Zurich Scudder Retirement Services as President, and from 1998 to 2002 held the positions of Chief Operating Officer and Chairman of the management committee of Zurich Scudder Investments, a New York City-based asset management firm that is part of Deutsche Asset Management. From 1990 to 1996, he served as President of American Express Institutional Services. Prior to 1990, Mr. Rudell served in a variety of research, marketing and senior management positions with American Express Financial Advisors. Mr. Rudell received his Master's degree in Business Administration from the University of Minnesota. Mr. Rudell also serves on the boards of the Optimum Mutual Funds, Heartland Funds, Vantagepoint Funds, Bloodhound Investment Research, Inc. and American Investors Bank & Mortgage.

Class Whose Term Expires in 2010

Brian P. Johnson, MBA
age 59, director since 2000

Mr. Johnson was appointed as a director by the members of the Board in June 2000. Since 2005, Mr. Johnson has been an Executive Vice President for RAIN Source Capital, Inc., which manages venture capital funds. Prior to this position, Mr. Johnson was the Chief Operating Officer and Investment Manager for Minnesota Investment Network Corporation, and a General Partner of Pathfinder Venture Capital Funds. Mr. Johnson holds a Master of Business Administration degree from the University of St. Thomas, and a bachelor's degree from the University of South Dakota. Mr. Johnson serves on the board of Door Engineering and Manufacturing, LLC. He has also served on more than 20 company and civic boards during his career.

Robert J. Marzec, MBA, CPA
age 64, director since 2002

Mr. Marzec was appointed as a director by the members of the Board in September 2002. Mr. Marzec retired in July 2002 as a partner in PricewaterhouseCoopers LLP. He was admitted to the firm's partnership in 1979 and was the managing partner of the firm's Minneapolis office from 1991 to 1998. Mr. Marzec holds a Master's degree in Business Administration from DePaul University, and a bachelor's degree from Northwestern University. Mr. Marzec serves on the Boards of Apogee Enterprises, Inc. and Health Fitness Corporation. He also serves on a number of civic boards and committees.

Class Whose Term Expires in 2011

Richard J. Braun, MBA, JD
age 64, director since 1996

Mr. Braun was named Chairman of the Board of Directors and appointed as our President on October 26, 2000. Mr. Braun was named a director and appointed as our Chief Executive Officer in July 1996. From 1994 until joining the Company, Mr. Braun acted as a private investor and provided management consulting services to the health care and technology industries. From 1992 until 1994, he served as Chief Operating Officer and as a director of EBP, Inc., a New York Stock Exchange-listed company engaged in managed care. From 1989 through 1991, Mr. Braun served as Executive Vice President, Chief Operating Officer and as a director of Reich and Tang L.P., a New York Stock Exchange-listed investment advisory and broker dealer firm. Mr. Braun holds a J.D. from the University of Iowa, College of Law, and a Master of Business Administration degree and a bachelor's degree from the University of St. Thomas.

ADDITIONAL INFORMATION ABOUT THE BOARD OF DIRECTORS

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Upon the recommendation of the Audit Committee, the Board adopted a related party transactions' policy, which specifies the Company's policies and procedures regarding transactions between the Company and its employees, officers, directors and any of their respective family members. The Company's Compliance Officer is responsible for (a) ensuring that the policy is distributed to all of the Company's officers, directors and other managers, and (b) requiring that any proposed related party transaction be presented to the Audit Committee for consideration before the Company enters into any such transaction. This policy can be found on the Company's website (www.medtox.com) under "Investors – Corporate Governance".

It is the Company's policy to prohibit all related party transactions unless the Audit Committee determines in advance of the Company's entering into any such transaction that there is a compelling business reason to enter into such a transaction. There is a general presumption that the Audit Committee will not approve a related party transaction with the Company. However, the Audit Committee may approve a related party transaction if:

- the Audit Committee finds that there is a compelling business reason to approve the transaction, taking into account such factors as, in the case of the provision of services, the absence of other unrelated parties to perform similar work for a similar price within a similar timeframe; and

- the Audit Committee finds that it has been fully apprised of all significant conflicts that may exist or otherwise arise on account of the transaction, and it believes, nonetheless, that the Company is warranted in entering into the related party transaction and has developed an appropriate plan to manage the potential conflicts of interest.

Other than as described below, there were no related party transactions arising or existing during 2008 requiring disclosure under applicable Nasdaq listing standards, SEC rules and regulations or the Company's policy and procedures.

Lease Agreements with Dr. Samuel C. Powell

In March 2001, the Company entered into a 10 year lease of the Burlington, North Carolina production facility for an annual base rent of $197,000, exclusive of operating expenses. In addition, under the lease $600,000 of tenant improvements made to the building by the Company are being amortized over the life of the lease as additional rent. The Company received $300,000 for reimbursement of tenant improvements completed in 2001. Effective February 2003, the Company entered into a month-to-month lease of a warehousing and distribution facility in an adjacent building for a monthly rent of $9,400, exclusive of operating expenses. These facilities have always been owned and leased to the Company by Samuel C. Powell, a director of the Company. In 2003, the Company completed additional tenant improvements to the premises of $300,000. In November 2003, the Company amended and restated these leases. Under the terms of the amended and restated lease, the original leases have been combined and the expiration of the amended and restated lease has been extended to March 31, 2016. In 2008, the annual base rent was approximately $424,000, exclusive of operating expenses, and including a Consumer Price Index adjustment and amortization of the $600,000 of improvements. The Company believes it is renting these facilities on terms similar to those available from third parties for equivalent premises based upon review of prevailing market rates at the time of lease renewal.

In January 2008, the Company pre-paid approximately $430,000 of the lease agreement for the facilities leased from the director relating to the leasehold improvements after determining that the pre-payment would be financially beneficial to the Company. The pre-payment was recorded as pre-paid rent and will continue to be amortized over the remaining life of the lease as additional rent.

Board and Board Committee Member Independence

Under applicable Nasdaq listing standards, a majority of the members of our Board of Directors must qualify as "independent", as affirmatively determined by the Board. The Board has determined that a majority of its members are "independent" within the meaning of the Nasdaq listing standards. Specifically, the following members of the Board have been determined to be independent: Brian P. Johnson (a continuing director), Robert J. Marzec (a continuing director) and Robert A. Rudell (a director nominee). The Board has determined that Dr. Samuel C. Powell is not "independent" under applicable Nasdaq listing standards as a result of our being a party to a lease agreement with Dr. Powell, as landlord, with respect to our Burlington, North Carolina production facility. Mr. Braun, our President and Chief Executive Officer, is also not "independent" under the Nasdaq listing standards.

Consistent with the requirements of the SEC, Nasdaq and general corporate "best practices" proposals, our Board of Directors reviews all relevant transactions or relationships between each director and the Company, our senior management and our independent auditors. During this review, the Board considers whether there are any transactions or relationships between directors or any of their immediate family members (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of the Company's senior management or their affiliates. The Board consults with the Company's corporate counsel whenever there are changes to a director's status or any new transactions or relationships to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independence", including those set forth in pertinent Nasdaq listing standards, as in effect from time to time.

Each of the Compensation Committee and the Corporate Governance and Nominating Committee of the Board is comprised entirely of directors who are independent within the meaning of the Nasdaq listing standards, and each of the members of the Audit Committee is independent under applicable Nasdaq listing standards and SEC rules. All members of the Board's Executive Committee are independent, except for Mr. Braun.

Governance Structure

Our designated lead director is Brian P. Johnson. Mr. Johnson was elected by and from among the independent board members. The lead director's duties include:

- Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the Chairman and the independent directors.
- Approving meeting agendas for the Board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Calling meetings of the independent directors.
- Ensuring that he is available for consultation and direct communication, if requested by stockholders.

Director Attendance at Annual Meetings of the Stockholders

Directors' attendance at annual meetings of our stockholders can provide stockholders with an opportunity to communicate with directors about issues affecting the Company. We encourage, but do not require, our directors to attend annual meetings of stockholders. All of our directors attended the 2008 annual meeting of our stockholders held on May 20, 2008.

Board and Board Committee Meetings

The Board held five meetings (including regularly scheduled, telephonic and special meetings) during the year ended December 31, 2008. Each director attended 100% of the meetings of the Board and any Board committee on which he served. In addition to the meetings held by the Board and Board committees in 2008, the directors and Board committee members communicated informally to discuss the affairs of the Company and, when appropriate, took formal Board and committee action by unanimous written consent of all directors or committee members, in accordance with Delaware law, in lieu of holding formal meetings. The non-employee directors met five times in 2008 without any management directors or employees present.

Board Committees

The charters for the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee are available on our website (www.medtox.com) at "Investors – Corporate Governance". The current membership of and information about each of our Board committees are shown below.

Audit Committee

Current Members	*Committee Functions*:
Robert J. Marzec (Chairman) Brian P. Johnson Robert A. Rudell	• Reviews the Company's quarterly and annual financial statements with management and the Company's independent registered public accounting firm. • Oversees financial and operational matters involving accounting, corporate finance, internal and independent auditing, and internal control over financial reporting. • Has sole authority to select, evaluate, replace and oversee the Company's independent registered public accounting firm. • Has the sole authority to approve non-audit and audit services to be performed by the independent registered public accounting firm. • Monitors the independence and performance of the independent registered public accounting firm. • Provides an avenue of communications among the independent registered public accounting firm, management and the Board. • Determines whether "related party transactions" are permissible.

The Board has determined that Mr. Marzec is an "audit committee financial expert" as defined by SEC rules. As noted above, Mr. Marzec is "independent" within the meaning of the Nasdaq listing standards. The designation of Mr. Marzec as an audit committee financial expert does not impose on Mr. Marzec any duties, obligations or liability that are greater than the duties, obligations and liability imposed on Mr. Marzec as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification.

Number of Meetings held in 2008: 4

Compensation Committee

Current Members	*Committee Functions:*
Robert A. Rudell (Chairman) Brian P. Johnson Robert J. Marzec	• Determines total executive compensation policy (including salary, bonus, long-term incentives and benefits) and guiding principles for corporate officers and reviews such policy annually. • Reviews all components of compensation for non-management directors. • Reviews management of retirement, pension, and health and welfare plans established for the Company's employees. • Determines appropriate benchmarks for total compensation and benefit plan design for corporate officers.

Number of Meetings held in 2008: 3

Corporate Governance and Nominating Committee

Current Members:	*Committee Functions:*
Brian P. Johnson (Chairman) Robert J. Marzec Robert A. Rudell	• Develops and recommends to the Board a set of Corporate Governance Principles that are consistent with generally accepted "best practices" in corporate governance. • Reviews the Board's and the Company's corporate governance policies and practices, at least annually, to ensure compliance with the Corporate Governance Principles. • Develops, implements and administers a process whereby the Chief Executive Officer provides an annual report to the Board on management depth and development. • Identifies, reviews and recommends to the Board for its approval individuals qualified to become members of the Board and its committees.

Number of Meetings held in 2008: 1

Executive Committee

Current Members:	*Committee Functions:*
Richard J. Braun (Chairman) Brian P. Johnson Robert J. Marzec Robert A. Rudell	• The Executive Committee exercises all the powers and authorities of the Board in interim periods between meetings of the Board and reports all of its actions to the full Board.

Number of Meetings held in 2008: None

Corporate Governance and Nominating Committee Matters

The Corporate Governance and Nominating Committee of our Board of Directors has not adopted a nominating policy regarding director nominee proposals by stockholders, believing that the procedures set forth in the Company's bylaws with respect to a stockholder's submission of a proposal for consideration at a meeting of stockholders serve the purpose. Those procedures are described in the discussion under "Stockholder Proposals for 2010 Annual Meeting" included on page 39. Stockholders are free at any time to recommend a nominee to be considered by the Board by submitting a written proposal to the Secretary of the Company at the Company's principal executive offices located at 402 West County Road D, St. Paul, Minnesota, 55112.

The independent directors will consider the attributes of the candidates and the needs of the Board and will review all candidates in the same manner, regardless of the source of the recommendation. In evaluating director nominees, a candidate should have certain minimum qualifications, including the ability to read and understand basic financial statements, familiarity with our business and industry, high moral character and mature judgment, and the ability to work collegially with others. In addition, factors such as the following will be considered:

- appropriate size and diversity of the Board;
- needs of the Board with respect to particular talent and experience;
- knowledge, skills and experience of the nominee;
- time availability, service on other boards of directors and their committees;
- any material relationships with the Company or any of its affiliates;
- familiarity with domestic and international business affairs;
- legal and regulatory requirements;
- appreciation of the relationship of our business to the changing needs of society; and
- desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by a new member.

Candidates for director nominees are evaluated by the Corporate Governance and Nominating Committee in the context of the current composition of the Board, the Company's operating requirements and the long-term interests of the Company's stockholders. The Corporate Governance and Nominating Committee uses its network of contacts to compile a list of potential candidates and may also engage, if it deems appropriate, a professional search firm. In the case of new director candidates, the Corporate Governance and Nominating Committee will seek to determine whether the nominee is independent under applicable Nasdaq listing standards, SEC rules and regulations and with the advice of counsel, if necessary. The Corporate Governance and Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. In the case of incumbent directors whose terms of office are set to expire, the Corporate Governance and Nominating Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. The Corporate Governance and Nominating Committee meet to discuss and consider such candidates' qualifications and then select a nominee or nominees for recommendation to the Board by majority vote. The Corporate Governance and Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate is recommended by a stockholder or not. To date, the Corporate Governance and Nominating Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

Compensation Committee Matters

The Compensation Committee of our Board of Directors acts on behalf of the Board to establish the compensation of our executive officers and provides oversight of the implementation of compensation arrangements to further the Board's compensation philosophy. The Compensation Committee also acts as the oversight committee with respect to our incentive compensation plans covering executive officers and other senior management. In overseeing those plans, the Compensation Committee has the sole authority for day-to-day administration and interpretation of the plans. The Compensation Committee has the authority to engage outside advisors to assist the Compensation Committee in the performance of its duties; the Compensation Committee may not delegate this authority to others. The Compensation Committee's primary processes for establishing and overseeing executive compensation, including the role of executive officers in determining or recommending executive compensation and the role of external compensation consultants, can be found under the caption "Executive Compensation – Compensation Discussion and Analysis" located on page 18.

The Board of Directors sets non-management directors' compensation at the recommendation of the Compensation Committee. On an annual basis, the Company's management provides the Compensation Committee with information relating to director compensation paid by comparable companies. The Compensation Committee uses this information in making its recommendations to the Board. Information regarding director compensation amounts paid in 2008 can be found in the Director Compensation Table located on page 34. The Director Compensation Table is preceded by narrative text describing director compensation arrangements currently in effect. The Compensation Committee and our Board believe that (i) director compensation should fairly compensate directors for work required in a company of our size and scope, (ii) such compensation should align our directors' interests with the long-term interests of our stockholders, and (iii) the structure of director compensation should be simple, transparent and easy for stockholders to understand.

Code of Ethics

We have adopted the MEDTOX Scientific, Inc. Code of Ethics for senior financial and executive officers and directors ("Code of Ethics"). The Code of Ethics is available on our website (www.medtox.com) at "Investors – Corporate Governance" or at no charge to anyone who sends a request for a paper copy to MEDTOX Scientific, Inc., 402 West County Road D, St. Paul, Minnesota, 55112. If we make any substantive amendments to the Code of Ethics or grant a waiver, including any implicit waiver, to any of our directors or executive officers under any provision of the Code of Ethics, we will disclose the nature of such amendments or waiver on our website or in a report on Form 8-K (Item 5.05) filed with the SEC.

Stockholder Communications with the Board

Stockholders and other interested persons may communicate in writing with our Board of Directors, any of its committees, or with any of its non-management directors by sending written communications to: MEDTOX Scientific, Inc., Attention: Secretary, 402 West County Road D, St. Paul, Minnesota, 55112. All such communications should prominently indicate on the outside of the envelope that it is intended for the Board of Directors, a Board committee or one or more of the Board's non-management directors. If no committee or director is specified, the communication will be forwarded to the lead director.

Policies on Reporting Certain Concerns Regarding Accounting and Other Matters

We have adopted policies on the reporting of concerns to our Audit Committee regarding any suspected misconduct, illegal activities or fraud, including any questionable accounting, internal accounting controls or auditing matters, or misconduct. Any person who has a concern regarding any misconduct by any Company employee, including any executive officer, or any agent of the Company, may submit that concern to: MEDTOX Scientific, Inc., Attention: Secretary, 402 West County Road D, St. Paul, Minnesota, 55112. Employees may communicate all concerns regarding any misconduct to our Compliance Officer, Kevin J. Wiersma, and/or the Audit Committee on a confidential and anonymous basis through the Company's "whistleblower" hotline, the compliance communication phone number established by the Company: 1-800-835-5870. Any communication received through the toll-free number is promptly reported to the Company's Compliance Officer, as well as other appropriate persons within the Company.

EXECUTIVE OFFICERS

Our executive officers as of the date of this proxy statement are as follows:

Name	Age	Position
Richard J. Braun	64	President and Chief Executive Officer, and Chairman of the Board
Kevin J. Wiersma	47	Chief Financial Officer, Vice President and Chief Operating Officer of MEDTOX Laboratories, Inc.
James A. Schoonover	52	Vice President of Sales and Marketing and Chief Marketing Officer
B. Mitchell Owens	52	Vice President and Chief Operating Officer of MEDTOX Diagnostics, Inc.
Susan E. Puskas	58	Vice President Quality, Regulatory Affairs, and Human Resources
Steven J. Schmidt	50	Vice President, Finance

Information with respect to each of our executive officers other than Richard J. Braun is provided below. Information regarding Mr. Braun, who is a director as well as an executive officer of the Company, has been previously provided in this proxy statement on page 9.

Kevin J. Wiersma, was appointed our Chief Financial Officer on May 22, 2002 and as Chief Operating Officer – MEDTOX Laboratories, Inc. on July 17, 2000. He was appointed a Vice President on July 20, 1998. Mr. Wiersma joined MEDTOX Laboratories in 1992 and continued with the Company following its acquisition by MEDTOX Scientific, Inc. Mr. Wiersma has served in various positions with the Company relating to finance and operations management.

James A. Schoonover, MBA, was appointed our Vice President of Sales and Marketing and Chief Marketing Officer on July 17, 2000. Mr. Schoonover joined the Company in August 1997 and has more than 25 years of experience in sales, public relations and sales management for a variety of service companies. Prior to joining MEDTOX Scientific, Inc., Mr. Schoonover was a Division Vice President for the medical services subsidiary of Olsten Corporation.

B. Mitchell Owens, MBA, was appointed Vice President and Chief Operating Officer of MEDTOX Diagnostics, Inc. on July 17, 2000. Mr. Owens has over 17 years of experience in the diagnostics industry. He joined the Company in 1988 and has served in various positions, including Director of Operations and General Manager. Prior to joining the Company, Mr. Owens was employed by GTE Technical Products Division and Kayser-Roth Corporation in related operations management positions.

Susan E. Puskas, MT (ASCP) SC, was appointed Vice President Quality, Regulatory Affairs and Human Resources on May 23, 2002. Ms. Puskas is a board certified Medical Technologist and Specialist in Clinical Chemistry through the American Society of Clinical Pathologists. Ms. Puskas has been with the Company since 1991. With over 25 years of clinical laboratory experience (greater than 20 years as a manager and supervisor), she oversees the quality systems and regulatory affairs of the Company, as well as the Human Resources Department.

Steven J. Schmidt, MBA, CPA was appointed Vice President, Finance on May 23, 2007, and serves as our Principal Accounting Officer. Mr. Schmidt joined the Company as Vice President, Finance in March of 2007. Prior to joining MEDTOX, Mr. Schmidt served as US Controller for Uni-Select USA, a subsidiary of Uni-Select, Inc., from June 2001 until March 2007.

Each of our executive officers is appointed by and serves at the direction of the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our directors and executive officers, and the beneficial owners of greater than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities of the Company. Directors, executive officers and such beneficial owners are required by SEC regulations to furnish us with copies of all reports they file under Section 16(a).

To our knowledge, based solely on our review of the copies of such reports (and amendments to such reports) furnished to us and written representations from our directors and executive officers that no other reports were required, we are not aware of any required Section 16(a) reports that were not filed on a timely basis with respect to the fiscal year ended December 31, 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee of our Board of Directors, referred to in this Compensation Discussion and Analysis section as the "Committee", has responsibility for establishing, implementing and continually monitoring adherence with the Board's compensation philosophy.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is onc that is designed to reward the achievement of specific strategic goals by the Company, and which aligns executives' interests with those of the stockholders by rewarding performance that meets or exceeds those goals, with the ultimate objective of improving stockholder value.

To execute our compensation philosophy, we adhere to the following principles:

- variable compensation should comprise a significant part of an executive's compensation,
- both compensation opportunities provided to executive officers and the realizable values of those opportunities should vary significantly with performance achievements; and
- compensation opportunities for executive officers must be evaluated against those offered by companies similar in size and scope of operations.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions with respect to the named executive officers and approves recommendations by the Company's Chief Executive Officer regarding awards to other executives of the Company. The Committee and Chief Executive Officer annually review the performance of each named executive officer (other than the Chief Executive Officer, whose performance is reviewed solely by the Committee). The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives.

Setting Executive Compensation

Based on the compensation philosophy and objectives described above, the Committee has structured the Company's incentive-based executive compensation to motivate executives to achieve the financial and other performance goals set by the Company and reward the executives for achieving such goals. A significant percentage of our named executive officers' total compensation is in the form of incentive compensation, payable only if the performance goals are achieved.

The Committee regularly evaluates levels of compensation paid to our named executive officers to ensure that the Company maintains its ability to attract and retain highly qualified and industrious executives and that compensation provided to these key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies.

The Committee has engaged The Dean Group (TDG), an outside compensation consulting firm, to conduct an annual review of the Committee's total compensation program for our named executive officers. TDG provides the Committee with relevant market data and alternatives to consider when making compensation decisions with respect to our executive officers. During 2008, TDG utilized the 2008 Watson Wyatt Data Services Top Management (National Data) survey and compensation information regarding 15 comparable sized companies within the same industry as the Company, which are referred to in this proxy statement as the Peer Group, for purposes of assessing the elements and amounts of executive compensation paid to our executive officers. The Watson Wyatt survey includes information relating to private companies of comparable size, in terms of number of employees and revenues, to the Company. The Peer Group list consists of comparably sized public companies in Life Sciences and Health Care related businesses. The Committee reviews information provided by TDG to determine the appropriate level and mix of compensation. The Committee generally sets compensation for its named executive officers for target level performance at the median to 75th percentile of compensation paid to similarly situated executives of the companies included in the survey data. This reflects the Committee's expectation that, over the long term, the Company will continue to generate financial results in excess of the average of its peer group. Deviations from this target range may occur as dictated by the experience level of the individual and market factors. The companies used in the Peer Group list and Watson Wyatt survey are as follows:

Peer Group	Watson Wyatt Peer Group
Almost Family Inc	Automobile Protection Corporation
Bio Reference Laboratories	Basler Electric Company
Clinical Data Inc	Electro Rent Corporation
Continucare Corp	Ergotron Inc
CryoLife Inc	Etnyre International Ltd
Genomic Health Inc.	Genpro Inc
Gynoptix Laboratories	Genpro Transportation
Health Fitness Corporation	Gold Eagle Co
HearUSA Inc	Hu-Friedy Manufacturing Co Inc
I-trax Inc	ITOCHU International Inc
IntegraMed America Inc	Keenan & Associates
National Dentex Corp /MA	Kinetico Inc
NightHawk Radiology Holdings Inc	Lantech.com
OraSure Technologies Inc	Microflex Corporation
Osteotech Inc	Money Mailer LLC
	Parts Now LLC
	QSC Audio Products Inc
	Recycled Paper Greetings
	Renaissance Learning Inc
	SAGE Publications Inc
	Seaman Corporation
	Storck USA LP
	Tastefully Simple
	Tecolote Research Inc

In October 2008, TDG submitted to the Committee a report that included information about the competitiveness of the Company's compensation program. Based on the survey data, TDG advised the Committee that:

- The base salary levels of our named executive officers at the Vice President level are generally competitive and fall at or above the midpoint of TDG's recommended salary range. The base salary of the Company's Chief Executive Officer is below TDG's recommended salary range midpoint.

- The total cash compensation of our named executive officers, consisting principally of salary plus incentive compensation paid under the Company's Executive Incentive Compensation Plan (EICP), is competitive and, for the Company's Vice Presidents, falls near or slightly greater than the 75th percentile of the market. The total cash compensation level of the Chief Executive Officer falls at approximately the 75th percentile of the market.

- The Company's cash compensation levels for our named executive officers are consistent with the Company's total cash compensation philosophy, which promotes highly competitive variable cash awards for high levels of performance, with less emphasis on base salary (fixed compensation).

- The Company's Long-Term Incentive Plan (LTIP), which provides our named executive officers with long-term capital accumulation opportunities, is fair, competitive and well-designed.

2008 Executive Compensation Components

In 2008, the principal components of compensation for our named executive officers were:

- base salary;
- performance-based cash compensation under the EICP;
- performance-based cash compensation under the LTIP; and
- retirement and other benefits.

Base Salary

The Committee provides our named executive officers with base salary to compensate them for services rendered during the fiscal year. While a significant portion of compensation paid to our named executive officers is variable and tied to performance, the Committee believes that competitive base salaries must be paid to keep our executive talent and provide an appropriate level of immediately available compensation. Base salary is targeted at the midpoint of the established base salary range. Using market data, a base salary range is developed for each named executive officer taking into consideration his or her position, scope of responsibility, prior experience, breadth of knowledge and increases in cost of living indexes. The Committee considers each named executive officer's compensation relative to the Company's other named executive officers. The Committee and, in the case of the Vice Presidents, the Chief Executive Officer also considers the individual performance of each of our executive officers.

Salary levels are typically considered on an annual basis as part of the Company's performance review process, as well as upon a promotion or other change in job responsibilities. Merit increases based on the individual's performance are made when the Committee, with the input of the Chief Executive Officer, deems appropriate. For 2008, base salaries were increased 4.5% for Mr. Schoonover, Mr. Wiersma, Ms. Puskas and Mr. Owens. Mr. Braun's base salary remained unchanged.

Performance-Based Incentive Compensation under the Executive Incentive Compensation Plan

The Committee adopted the Company's current Executive Incentive Compensation Plan effective January 1, 2004. The EICP provides for the Company's payment of incentive compensation, in the form of cash awards, in any calendar year the Committee deems appropriate, with the payment and amount of such awards being contingent on the achievement of financial goals established by the Committee. Bonus opportunities under the EICP are structured so that the target total annual cash compensation (base salary plus target EICP) approximates the median to 75th percentile of market practice because the Committee believes that the Company's performance is in the 75th percentile. Accordingly the Committee sets aggressive targets to align performance goals with the Company's targeted positioning. Financial goals may be expressed, for example, in terms of the Company's revenues, earnings per share, stock price, return on equity, net earnings, net earnings growth, cash flow, return on assets and/or total stockholder return. Historically, the financial performance goals have related to the Company's performance to encourage a team focus on the part of the Company's executive officers. In 2008, the Committee established financial performance goals related to the Company's operating income, revenues, operating cash flow, and selling, general and administrative expenses (SG&A) as a percentage of sales.

The plan establishes that performance goals determined by the Committee are to include:

- a threshold level of performance, below which no award amount is to be paid;
- a target level of performance (based on the Company's internal budget), at which an award in an amount equal to a specified percentage of the executive officer's base salary is to be paid; and
- a maximum level of performance, above which no additional award amount is to be paid.

For 2008, the Committee established the following threshold, target and maximum incentive award opportunities, each expressed as a percentage of the applicable named executive officer's base salary:

Position	Threshold	Target	Maximum
Chief Executive Officer	20%	100%	200%
Chief Financial Officer and Chief Operating Officer of MEDTOX Laboratories, Inc.	10%	50%	100%
Vice President and Chief Marketing Officer	10%	50%	100%
Vice President and Chief Operating Officer of MEDTOX Diagnostics, Inc.	10%	50%	100%
Vice President Quality, Regulatory Affairs and Human Resources	10%	50%	100%

For 2008, the Committee also established, for each performance goal, six different levels of potential awards under the EICP, each stated as a percentage of the maximum award. The award at the threshold level was 10% of the maximum level. The other levels of potential awards were 15%, 25%, 50%, 75% and 100% of the maximum level.

The Committee establishes the relative weighting of each of the performance goals at the time the goals are set, which typically occurs near the end of the fiscal year prior to the year for which the performance goals are to apply. The performance goals are developed with the benefit of the Company's internal budget for the upcoming fiscal year. For 2008, the weighting was as follows: operating income, 40%; revenues, 30%; operating cash flow, 15%; and SG&A as a percentage of sales, 15%.

The threshold, target, and maximum performance goals and the actual results for 2008 were as follows:

Goals and Weighting	Threshold	Target	Maximum	Results 2008	Percentage of Maximum
Operating Income (40%)	$10,700,000	$13,000,000	$14,000,000	$9,647,000	0.00%
Revenues (30%)	$83,200,000	$91,200000	$93,600,000	$85,813,000	6.4%
Operating Cash Flow (15%)	$12,600,000	$13,440,000	$13,920,000	$12,300,000	0.00%
SG&A % of Sales (15%)	33%	30%	28%	28.10%	14.63%
Total					21.03%

For 2008, the bonus payments were as follows: Mr. Braun - $147,420, Mr. Schoonover - $46,766, Mr. Wiersma - $46,124, Ms. Puskas - $46,124 and Mr. Owens -$43,639.

Each performance goal under the EICP is earned independent of the other performance goals. Accordingly, an award can be earned upon the satisfaction of some, but not all, of the performance goals.

The Committee also has the authority to increase or decrease the amount of any award otherwise due upon the attainment of the applicable performance goal, provided the maximum award is not exceeded.

Performance-Based Incentive Compensation under the Long-Term Incentive Plan

Prior to the end of 2003, long-term incentive compensation paid to our named executive officers principally consisted of grants of stock options and shares of restricted stock under an equity compensation plan that expired in September 2003. In addition, the Committee has in the past granted to various existing and former executive employees, including Mr. Braun, non-qualified options to purchase shares of our common stock. These grants were made on an individual basis and not under the equity compensation plan. In 2003, with the uncertainty surrounding the accounting and regulatory treatment of stock option plans, and the desire to minimize stockholder dilution, the Committee decided not to seek stockholder approval of a new plan. Instead the Committee developed the LTIP for long-term incentive compensation. Three important objectives for the LTIP were to have certainty in the accounting treatment, minimize dilution, and provide a long-term incentive that also provided opportunity for investment in Company stock.

In December 2004, the Committee adopted the MEDTOX Scientific, Inc. Long-Term Incentive Plan. Awards under the LTIP have, to date, mirrored those under the EICP, reflecting that the Committee has established common performance goals under the two plans, the same weighting of those goals, as well as the same threshold, target and maximum awards levels. This was true in 2008.

The main distinction between the LTIP and the EICP is that the LTIP provides that cash awards under the LTIP are credited to a plan participant's account in a grantor trust as of the date awarded by the Committee. A participant's contribution is made in cash and is allocated (by direction of the participant) among the investment choices authorized by the Committee. A participant may elect to have some or all of his or her contribution amount allocated to shares of our common stock. If a participant elects to allocate some or all of his or her contribution amount to shares of our common stock, the corresponding cash contribution will be applied to purchase shares of such stock from time to time in the open market or in private transactions. The shares so acquired are contributed to and held in a grantor trust for the benefit of the participant until the award is vested and paid out in accordance with the terms of the LTIP. The named executive officers elected to invest their 2008 LTIP awards in shares of our common stock.

Under the LTIP, the vesting period (from 36 to 60 months) for any award is to be determined by the Committee. In the absence of such determination, the contribution amount vests 60 months after the date granted. However, the Committee may, in its sole discretion, accelerate the vesting of an award. In addition, a plan participant's award(s) becomes 100% vested immediately upon the occurrence of any of the following: (a) a Change in Control (as defined in the LTIP); (b) an involuntary termination other than for "cause" (as defined in the LTIP); (c) the participant's death; or (d) the participant's becoming disabled. If a participant terminates his or her service with the Company prior to the vesting of an award, the award is forfeited unless the termination was in connection with the participant's "retirement" (as defined in the LTIP) or any of the events that may trigger immediate or deferred vesting.

The Committee believes that this balanced program achieves all of the following:

- delivers performance-based at risk compensation that provides an opportunity for equity participation,
- ensures longer term business focus through performance awards that vest over periods of three to five years,
- aligns the executive officers with the interests of all stockholders, and
- addresses concerns related to stockholder dilution.

Award values were determined so that total annual direct compensation levels (base salary plus target annual cash incentive pay plus expected value of LTIP) approximate the median to 75th percentile of market practice. This level was selected based on the Company's performance results.

In general, the value of a participant's account under the LTIP may not be paid to a participant prior to the earlier of: (a) the participant's termination of employment with the Company; (b) a date pre-selected by the Committee or the participant; or (c) the later of (a) or (b). A participant's account value is to be distributed in either a lump-sum or in annual installment payments of at least two, but not more than ten years, in accordance with the designation of the Committee or the participant's election.

Retirement and Other Benefits

The Company has no defined benefit pension plan, but has a contributory 401(k) plan that has had no Company match for any of our named executive officers. Effective December 31, 2006, our named executive officers ceased to be eligible to contribute to the 401(k) plan.

In December 2004, the Committee adopted the MEDTOX Scientific, Inc. Supplemental Executive Retirement Plan (SERP), a deferred compensation plan that does not satisfy the minimum coverage, non-discrimination and other rules that "qualify" broad-based plans for favorable tax treatment under the Internal Revenue Code, or the Code. The SERP provides additional retirement benefits to a select group of management employees as an integral part of a total compensation package designed to attract and retain top executive performers. Participation in the SERP is limited solely to the officers of the Company designated by the Committee. All of our named executive officers participated in the SERP in 2008.

The terms of the SERP provide that plan participants shall be entitled to the following amounts with respect to any calendar year:

- an annual supplemental retirement contribution in an amount determined at the discretion of the Committee (none were made in 2008);

- an annual 401(k) restoration amount equal to the sum of: (a) the maximum contribution permitted to a 401(k) plan under Section 402(g)(1)(B) of the Code for the taxable year ending with the applicable calendar year, (b) the maximum catch-up contribution permitted to a 401(k) plan under Section 414(v)(2)(B)(i) of the Code for the taxable year ending with the applicable calendar year, and (c) 10% of the participant's compensation in excess of the limit on compensation under Section 401(a)(17) of the Code;

- an elective deferred compensation amount equal to the elected percentage (from 0% to 50%) of the participant's base compensation for the applicable calendar year; and
- an elective deferred short-term bonus amount equal to the elected percentage (from 0% to 100%) of any EICP award to the participant in the applicable calendar year.

Mr. Braun's SERP contribution, in addition to the 401(k) restoration amount described above, includes $75,000 which is meant to replace a previously negotiated annual restricted stock award that was obviated by the expiration of the Company's equity compensation plan in 2003.

Perquisites and Other Personal Benefits

The Company has terminated all perquisites for automobile, financial planning and supplemental insurance effective January 1, 2007.

Employment Agreements

The Company has entered into employment agreements with certain key employees, including its named executive officers. The employment agreements are designed to promote stability and continuity of senior management in the event of an actual or threatened Change in Control. Information regarding applicable payments under such agreements for our named executive officers is provided under the heading "Potential Payments Upon Termination or Change-In-Control" on page 30.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Committee has reviewed and considered the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 (excluding certain qualified performance-based compensation) that is paid to certain individuals. The Company intends in the future that compensation paid under the management incentive plans will be fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers and to support future strategic initiatives of the Company.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments in accordance with the requirements of Financial Accounting Standards Board Statement of Accounting Standards No. 123(R).

Stock Ownership/Retention Guidelines

To directly align the interests of our executive officers with the interests of our stockholders, the Committee requires that each executive officer maintain a minimum ownership interest in the Company. The amount required to be retained is one times annual salary. All of our executive officers have met and exceed the minimum requirements.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of the Company has reviewed and discussed with management the information contained in the Compensation Discussion and Analysis section of this proxy statement and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

/s/ Robert A. Rudell
Committee Chairman

/s/ Brian P. Johnson
Committee Member

/s/ Robert J. Marzec
Committee Member

Summary Compensation Table

The following table summarizes compensation awarded to, earned by or paid to the Company's (i) Chief Executive Officer, (ii) Chief Financial Officer and (iii) three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer, each of whom was serving as an executive officer of the Company as of December 31, 2008, with respect to our fiscal year ended December 31, 2008. In this proxy statement, we refer to our Chief Executive Officer, our Chief Financial Officer and these three other executive officers collectively as our "named executive officers".

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)	Total ($)
Richard J. Braun	2008	$350,500	$294,840	$152,500 (2)	$797,840
Chairman of the Board of Directors, President,	2007	$336,903	$906,808	$148,000 (2)	$1,391,711
Chief Executive Officer	2006	$300,000	$894,000	$172,874 (3)	$1,366,874
Kevin J. Wiersma	2008	$216,782	$92,248	$15,500 (2)	$324,530
Chief Financial Officer, Vice President and	2007	$205,066	$271,500	$15,500 (2)	$492,066
Chief Operating Officer of MEDTOX	2006	$189,543	$262,000	$10,828 (4)	$462,371
Laboratories, Inc.					
James A. Schoonover	2008	$219,798	$93,532	$20,500 (2)	$338,830
Vice President and Chief	2007	$207,200	$275,276	$20,500 (2)	$502,976
Marketing Officer	2006	$189,543	$310,000	$10,828 (4)	$510,371
B. Mitchell Owens	2008	$205,100	$87,278	$20,500 (2)	$312,878
Vice President and Chief Operating Officer of	2007	$193,873	$256,868	$20,500 (2)	$471,241
MEDTOX Diagnostics, Inc.	2006	$181,125	$246,000	$10,828 (4)	$437,953
Susan E. Puskas	2008	$216,782	$92,248	$20,500 (2)	$329,530
Vice President Quality, Regulatory Affairs, and	2007	$205,066	$271,500	$20,500 (2)	$497,066
Human Resources	2006	$189,307	$286,000	$10,828 (4)	$486,135

(1) Represents the aggregate dollar amount of awards earned under the EICP and LTIP upon the satisfaction of performance-based financial and other objectives for 2008, 2007 and 2006. The EICP and LTIP award amounts each represent 50% of the total amounts in this column. Both EICP and LTIP awards are paid in cash. However, under the LTIP, awards are deferred for a period determined by the Committee, during which period award recipients have the option to invest such awards in any of the investment choices authorized by the Committee, including shares of the Company's common stock purchased in open-market transactions. Each of the named executive officers elected to invest the full amount of their 2008 LTIP awards in shares of our common stock. The named executive officers elected to invest their 2007 LTIP awards in shares of our common stock or to the First American Treasury Obligations Fund. Each of the named executive officers elected to invest the full amount of their 2006 LTIP awards in shares of our common stock.

(2) Represents Company contributions to the named executive officer's participant account for 2008 and 2007 under our Supplemental Executive Retirement Plan.

(3) Includes: (i) Company contributions to Mr. Braun's participant account for 2006 under our SERP, in the aggregate amount of $135,500, (ii) life and disability insurance premiums of $15,060 paid by us on behalf of Mr. Braun, and (iii) perquisites and other personal benefits aggregating $22,314 provided by us. The perquisites and other personal benefits include an automobile allowance of $14,777, a club membership of $6,761, and the cost attributable to personal travel and entertainment.

(4) For each of the indicated named executive officers, includes an automobile allowance in the amount of $10,052 and the cost attributable to personal travel and entertainment.

Grants of Plan-Based Awards Table

The following table summarizes grants of plan-based awards that could be earned by our named executive officers with respect to the fiscal year ended December 31, 2008.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)		
Name	**Plan**	**Threshold ($)**	**Target ($)**	**Maximum ($)**
Richard J. Braun	EICP	$70,100	$350,500	$701,000
	LTIP	$70,100	$350,500	$701,000
Kevin J. Wiersma	EICP	$21,933	$109,663	$219,325
	LTIP	$21,933	$109,663	$219,325
James A. Schoonover	EICP	$22,238	$111,188	$222,376
	LTIP	$22,238	$111,188	$222,376
B. Mitchell Owens	EICP	$20,751	$103,753	$207,506
	LTIP	$20,751	$103,753	$207,506
Susan E. Puskas	EICP	$21,933	$109,663	$219,325
	LTIP	$21,933	$109,663	$219,325

(1) Actual amounts earned by the named executive officers for 2008 are reported in the Summary Compensation Table on page 26 under the column entitled "Non-Equity Incentive Plan Compensation".

Narrative Disclosure Relating to the Summary Compensation Table and Grants of Plan-Based Awards Table

Base Salary

The Company has entered into employment agreements with each of our named executive officers. The employment agreement with Richard J. Braun, our President and Chief Executive Officer, and the Chairman of our Board of Directors, was revised and renewed as of January 1, 2007. After an analysis of Mr. Braun's total compensation, the Committee determined that the Company should no longer provide supplemental insurance and auto allowance payments and that those costs should be borne by the executive directly. Mr. Braun's employment agreement provides for an annual base salary of $300,000, which is to be reviewed annually. The employment agreements of our other named executive officers were entered into on December 27, 2006, and provide for annual base salaries equal to their base salaries received in 2006, subject to annual review. The term of each of the employment agreements with our named executive officers is one year, subject to automatic renewal for 12-month terms if not terminated in accordance with the terms of the agreement.

Performance-Based Incentive Compensation under the EICP and LTIP

Each of the employment agreements with our named executive officers provides that the executive officer is eligible to participate in the Company's EICP and LTIP.

For 2008, the performance goals established by the Committee under the EICP for each of our executive officers related to the Company's operating income, revenues, operating cash flows, and SG&A as a percentage of sales.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information as of December 31, 2008 regarding unexercised stock options held by each of our named executive officers.

	Option Awards		
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Option Exercise Price ($)(2)	Option Expiration Date
Richard J. Braun	51,636	$3.70	12/31/2013
	30,000	$4.41	1/1/2013
	16,500	$6.85	1/1/2012
	12,187	$4.25	5/1/2011
	4,344	$6.58	11/1/2010
Kevin J. Wiersma	30,000	$3.70	12/31/2013
	15,000	$4.41	1/1/2013
	9,900	$6.85	1/1/2012
	21,999	$4.25	5/1/2011
	9,168	$3.95	8/13/2009
James A. Schoonover	30,000	$3.70	12/31/2013
	15,000	$4.41	1/1/2013
	9,900	$6.85	1/1/2012
	21,999	$4.25	5/1/2011
	13,749	$6.58	11/1/2010
B. Mitchell Owens	30,000	$3.70	12/31/2013
	15,000	$4.41	1/1/2013
	9,900	$6.85	1/1/2012
	21,999	$4.25	5/1/2011
	18,333	$6.58	11/1/2010
	9,168	$3.95	8/13/2009
	22,917	$1.50	4/16/2009
Susan E. Puskas	30,000	$3.70	12/31/2013
	15,000	$4.41	1/1/2013
	6,600	$6.85	1/1/2012
	12,834	$4.25	5/1/2011
	3,207	$6.58	11/1/2010
	2,751	$3.95	8/13/2009

(1) All option awards were fully vested as of December 31, 2008.

(2) The exercise price of stock options reflected in the table represents the closing market price of our common stock on the date of grant.

Option Exercises and Stock Vested Table

The following table sets forth certain information with respect to the amounts received upon the exercise of options or the vesting of stock awards during the year ended December 31, 2008, for each of the named executive officers on an aggregated basis.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($)
Richard J. Braun	-	-	53,271	$ 844,345
Kevin J. Wiersma	9,168 (3)	$ 103,849		
James A. Schoonover	22,917 (4)	$ 305,422		
B. Mitchell Owens	9,168 (5)	$ 101,098		
Susan E. Puskas	2,751 (6)	$ 30,474		

(1) Represents the difference between the exercise price and the fair market value of our common stock on the date of exercise, multiplied by the number of shares underlying the options exercised.

(2) The restricted shares were awarded on January 13, 2008.

(3) In connection with his exercise, Mr. Wiersma swapped options for 4,929 shares sufficient to cover the exercise price and the withholding of taxes and retained the remaining 4,239 shares.

(4) In connection with his exercise, Mr. Schoonover swapped options for 12,631 shares sufficient to cover the exercise price and the withholding of taxes and retained the remaining 10,286 shares.

(5) In connection with his exercise, Mr. Owens swapped options for 5,149 shares sufficient to cover the exercise price and the withholding of taxes and retained the remaining 4,019 shares.

(6) In connection with her exercise, Ms. Puskas swapped options for 1,487 shares sufficient to cover the exercise price and the withholding of taxes and retained the remaining 1,264 shares.

Pension Benefits

We do not have a defined benefit pension plan and our named executive officers are not eligible to participate in the Company's 401(k) plan.

Nonqualified Deferred Compensation Table

The following table shows the nonqualified deferred compensation plan activity during 2008.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3)
Richard J. Braun	-	$152,500	$ (205,100)	-	$ 378,783
Kevin J. Wiersma	$13,575	$ 15,500	$ (21,258)	-	$ 40,025
James A. Schoonover	-	$ 20,500	$ (9,464)	-	$ 29,131
B. Mitchell Owens	$12,843	$ 20,500	$ (20,646)	-	$ 39,556
Susan E. Puskas	$13,575	$ 20,500	$ (24,445)	-	$ 46,251

(1) Represents the Company's contribution to the SERP. This contribution is also included in "All Other Compensation" in the Summary Compensation Table on page 26.

(2) Represents earnings on the plan balance in 2008.

(3) Includes previously reported executive and registrant contributions.

Under the SERP, a participant's interest in the SERP is reflected in an individual participant account. The participant's annual supplemental retirement contribution amount and annual 401(k) restoration amount are credited to the participant's account as of the date granted by the Committee, but no later than April 1 after the close of the applicable calendar year. A corresponding contribution is made to a grantor trust no later than December 31 after the close of the applicable calendar year. The participant's deferred compensation amount and deferred short-term bonus amount are credited to the participant's account as of the pay date such amount would have been paid to the participant, absent a deferral, under the SERP. A corresponding contribution of such amount is made to a grantor trust as soon as reasonably practicable after such amount is credited to the participant's account.

A participant is vested in 1/36th of his 2008 annual supplemental retirement contribution amount and annual 401(k) restoration amount for the applicable calendar year for each full month the participant is employed by the Company during the calendar year that such amounts are contributed to the grantor trust under the plan. A participant is 100% vested at all times in the deferred compensation amount and deferred EICP bonus amount.

A participant advises the Committee how the participant wishes his account to be allocated among the investment choices authorized by the Committee.

In general, the value of a participant's account under the plan may not be paid to a participant prior to the earlier of: (a) the participant's termination of employment with the Company; (b) a date pre-selected by the participant; (c) the earlier of (a) or (b); or (d) the later of (a) or (b). A participant's account value is to be distributed in either a lump-sum or in annual installment payments of at least two years, but not more than ten years, in accordance with the participant's election.

Potential Payments Upon Termination or Change In Control

Under the terms of each of the employment agreements with our named executive officers, we are obligated to make payments (and continue to provide benefits) to these executive officers in any of the following circumstances:

- the termination of the executive officer's employment other than for "Cause" (as defined in the employment agreements), including in the event of the executive officer's voluntary termination or death;
- upon the occurrence of a "Change in Control" or a "Potential Change in Control" (as those terms are defined in the employment agreements);
- a material alteration of the executive officer's duties, responsibilities or authority, or a required relocation of greater than 50 miles; or
- a breach by the Company of any of its obligations under the applicable employment agreement.

For purposes of each of the employment agreements:

"*Cause*" is defined as the willful and continued failure by the executive officer to substantially perform his or her duties after a written demand for substantial performance is delivered by the Board, or the willful engaging by the executive officer in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise.

"*Change in Control*" is defined as: (a) a Change in Control that would be required to be reported under the SEC's proxy rules; (b) a merger or consolidation to which we are a party if, following consummation of the merger or consolidation, the individuals and entities who were stockholders of the Company have beneficial ownership of less than 50% of the combined voting power of the surviving corporation; or (c) if, during any period of 24 consecutive months, individuals who constitute the Board cease for any reason other than death to constitute at least a majority of the Board.

"*Potential Change in Control*" is deemed to have occurred if: (a) we enter into an agreement, the consummation of which would result in a Change in Control; (b) any person publicly announces an intention to take or consider taking actions which, if consummated, would constitute a Change in Control; (c) any person becomes the beneficial owner, directly or indirectly, of 25% or more of the combined voting power of our then outstanding securities; or (d) the Board adopts a resolution to the effect that a Potential Change in Control has occurred.

Termination Without Cause, Upon a Change in Control/Potential Change in Control, Change in Duties/Relocation, or Our Breach of the Employment Agreement

In the event of a termination of a named executive officer (i) without Cause, (ii) upon a Change in Control or Potential Change in Control, (iii) in connection with a change in duties or a relocation, or (iv) in connection with our breach of the applicable employment agreement, the executive officer's employment shall cease and he or she shall be entitled to:

- payment of his or her then current base salary for 12 months following the date of termination, unless the termination is in connection with a Change in Control or Potential Change in Control, in which case the payment period for base salary continuation shall be 24 months (in Mr. Braun's case) and 18 months (in the case of each of our other named executive officers);

- payment of one times the annual incentive compensation target provided for under the EICP for the 12-month period following the date of termination, unless the termination is in connection with a Change in Control or Potential Change in Control, in which case the payment shall be two times (in Mr. Braun's case) or 1.5 times (in the case of each of our other named executive officers) the annual incentive compensation target then in effect under the EICP, such incentive compensation to be paid in a lump sum in the event of a Change in Control;

- continued participation in the EICP, on a pro rata basis, for the calendar year in which the termination occurs;

- a lump-sum payment of any amounts the executive officer has accrued under the LTIP and the SERP, as well as shares of restricted stock held by the executive officer; and

- continuous coverage, at the Company's expense, under any group health plan and other benefits maintained by or on behalf of us in which the executive officer participated at the date of termination, for a 12-month period following the date of termination, unless the termination is in connection with a Change in Control or Potential Change in Control, in which case the coverage will be for a 24-month period (in Mr. Braun's case) or an 18-month period (in the case of each of our other named executive officers).

Termination Upon Death

If a named executive officer's employment terminates as a result of his or her death, the executive officer is entitled to continuation of the payment of his or her base salary (to be paid to the executive officer's beneficiary) for a period of 24 months (in Mr. Braun's case) and 18 months (in the case of each of our other named executive officers). In addition, the executive officer would be entitled to 2 times (in the case of Mr. Braun) and 1.5 times (in the case of each of our other named executive officers) the annual incentive compensation target then in effect under the EICP, to be paid in a lump sum to the executive officer's beneficiary. In addition, any amounts the executive officer has accrued under the LTIP and the SERP, as well as shares of restricted stock held by the executive officer, would be paid to his or her beneficiary.

Voluntary Termination

If a named executive officer voluntarily terminates his employment, we are obligated to pay his or her base salary for a period of 60 days from the date of notice. In addition, any amounts accrued under the SERP are to be paid in a lump sum upon termination.

Retirement

If a named executive officer retires, we are obligated to pay any amounts due under the LTIP on the effective date of retirement. We are also obligated to pay amounts accrued in the participant's account under the SERP on dates pre-selected by the participant.

Calculation of Benefits

The following table includes an estimate of the potential payments we would be required to make upon the termination of employment of our named executive officers in each of the circumstances described above. In providing the estimated potential payments, we have made the following general assumptions in all circumstances where applicable:

- The date of termination is December 31, 2008, and the closing price of our common stock on that date is $8.22 per share.

- The annual base salary at the time of termination is equal to the current base salary for each executive officer as follows: Richard J. Braun, $350,500; Kevin J. Wiersma, $219,325; James A. Schoonover, $222,376; B. Mitchell Owens, $207,506; and Susan E. Puskas, $219,325.

- There is no accrued and unpaid base salary or incentive compensation under either the EICP or the LTIP.

- As of December 31, 2008, Mr. Braun is the only executive officer that has reached an age eligible for retirement under the plans.

Name	Benefit	Termination Without Cause	Change in Control	Voluntary Termination	Retirement	Death
Richard J. Braun	Salary	$ 350,500	$ 701,000	$ 58,417	$ -	$ 701,000
	Annual Incentive	350,500	701,000	-	-	701,000
	Benefits' Continuation	14,248	28,496	-	-	28,496
	SERP	378,783	378,783	378,783	378,783	378,783
	LTIP	1,075,332	1,075,332	-	1,075,332	1,075,332
	Total	2,169,363	2,884,611	437,200	1,454,115	2,884,611
B. Mitchell Owens	Salary	$ 207,506	$ 311,259	$ 34,584	$ -	$ 311,259
	Annual Incentive	103,753	155,630	-	-	155,630
	Benefits' Continuation	13,749	20,623	-	-	20,623
	SERP	25,526	25,526	25,526	-	25,526
	LTIP	277,738	277,738	-	-	277,738
	Total	628,272	790,776	60,110	-	790,776
Susan E. Puskas	Salary	$ 219,325	$ 328,988	$ 36,554	$ -	$ 328,988
	Annual Incentive	109,663	164,495	-	-	164,495
	Benefits' Continuation	9,492	14,238	-	-	14,238
	SERP	25,526	25,526	25,526	-	25,526
	LTIP	309,968	309,968	-	-	309,968
	Total	673,974	843,215	62,080	-	843,215
James A. Schoonover	Salary	$ 222,376	$ 333,564	$ 37,063	$ -	$ 333,564
	Annual Incentive	111,188	166,782	-	-	166,782
	Benefits' Continuation	14,041	21,061	-	-	21,061
	SERP	29,131	29,131	29,131	-	29,131
	LTIP	361,835	361,835	-	-	361,835
	Total	738,571	912,373	66,194	-	912,373
Kevin J. Wiersma	Salary	$ 219,325	$ 328,988	$ 36,554	$ -	$ 329,988
	Annual Incentive	109,663	164,495	-	-	164,495
	Benefits' Continuation	14,037	21,055	-	-	21,055
	SERP	19,300	19,300	19,300	-	19,300
	LTIP	315,443	315,443	-	-	315,443
	Total	677,768	849,281	55,854	-	849,281

Under each of the employment agreements with our named executive officers, the executive officer has agreed not to divulge, furnish or otherwise make accessible to anyone or use in any way (other than in the business of the Company) any confidential or secret knowledge or information of the Company, including trade secrets, secret designs, processes, formulae, plans, devices or materials, customer or supplier lists of the Company, or any other confidential information. In addition, the executive officer has agreed, during the term of the agreement, and for a period of 12 months thereafter, not to, directly or indirectly, engage in competition with us in any manner or capacity in any phase of its business conducted during the term of the agreement. Further, in the 12-month period following the termination of the agreement, the executive officer has agreed not to solicit or otherwise encourage (i) any customer to purchase, lease or otherwise use any product or service offered by the executive officer or any organization with which he or she is affiliated, or (ii) any of our employees to leave the employ of the Company.

Director Compensation

Each non-employee Board member receives annual compensation in an amount determined by the Compensation Committee from time-to-time to be appropriate. Such compensation is currently established as set forth below:

- The annual base compensation to be paid to non-employee Board members is $16,000.
- $4,000 is added to the annual base compensation for service as Chairperson of the Corporate Governance and Nominating Committee.
- $6,000 is added to the annual base compensation for service as Chairperson of the Compensation Committee or as Chairperson of the Audit Committee.
- Non-employee Board members also receive an annual long-term incentive contribution amount under the Company's Long-Term Incentive Plan of $16,000.
- Non-employee Board members who serve as Chairperson of the Corporate Governance and Nominating Committee receive an additional annual long-term incentive contribution amount under the LTIP of $4,000.
- The non-employee Board members who serve as Chairperson of the Compensation Committee or as Chairperson of the Audit Committee receive an additional annual long-term incentive contribution amount under the LTIP of $6,000.

Each of the non-employee Board members elected to take their entire 2008 LTIP contribution amount in the form of shares of our common stock.

In addition to the compensation described above, Board members are entitled to reimbursement for travel-related expenses incurred in attending meetings of the Board and its committees.

The following table shows total compensation earned by each non-employee director during 2008.

Name	Fees Earned or Paid in Cash ($)	Non-Equity Incentive Plan Compensation ($) (1)	Total ($)
Brian P. Johnson	$20,000	$20,000	$40,000
Robert J. Marzec	$22,000	$22,000	$44,000
Samuel C. Powell	$16,000	$16,000	$32,000
Robert A. Rudell	$22,000	$22,000	$44,000

(1) Represents contribution amounts awarded under our LTIP. Each non-employee director elected to take his entire LTIP contribution amount in the form of shares of our common stock.

Equity Compensation Plan Information

The following table sets forth information about our equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	646,399 (1)	$4.46	- (2)
Equity compensation plans not approved by security holders	67,668 (3)	$4.77	-
Total	714,067	$4.49	-

(1) Includes 643,699 and 2,700 shares of our common stock to be issued upon the exercise of options granted under the Restated Equity Compensation Plan and the Amended and Restated Stock Option Plan for Non-Employee Directors, respectively. Our stock option plans have provided incentives to eligible employees, officers and non-employee directors in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted and unrestricted stock awards, performance shares and other stock-based awards. The Compensation Committee of the Board of Directors determines the exercise price (not to be less than the fair market value of the underlying stock) of stock options at the date of grant. Options generally become exercisable in installments over a period of one to five years and expire ten years from the date of grant. Restricted stock awards have been awarded with a fixed restriction period. The plans include an anti-dilution formula that automatically adjusts the number of shares to be issued for the effects of any stock dividends or stock splits.

(2) At December 31, 2008, the Restated Equity Compensation Plan and the Amended and Restated Stock Option Plan for Non-Employee Directors had expired, although options granted under such plans before that date continue to be outstanding and exercisable. There are no options available for future grant under either plan.

(3) Consists of isolated grants of non-qualified options from time-to-time to employees or officers outside of our equity compensation plans made prior to the date that stockholder approval of such grants was required.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee as of the 2008 fiscal year end were Robert A. Rudell, Robert J. Marzec and Brian P. Johnson. None of the members of the Compensation Committee during fiscal 2008 is or was an officer or employee of the Company or any of its subsidiaries. During 2008, no executive officer of the Company served as a director or member of the compensation committee of any other entity which had an executive officer serving as a member of our Board or the Compensation Committee of our Board.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2009

The Audit Committee has selected Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009, and the Board of Directors has further directed that management should submit the appointment of the independent registered public accounting firm for ratification by our stockholders at the annual meeting. Deloitte & Touche has audited the Company's financial statements since 1998.

Our bylaws do not require that our stockholders ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm. However, the Board is submitting the appointment of Deloitte & Touche LLP to our stockholders for ratification as a matter of good corporate governance. The Audit Committee will consider the outcome of this vote in its decision to appoint an independent registered public accounting firm next year, but is not bound by the stockholders' vote. Even if the selection of Deloitte & Touche LLP is ratified, the Audit Committee may change the appointment at any time during the year if it determines that a change would be in the best interest of the Company and its stockholders.

Representatives from Deloitte & Touche LLP are expected to be present at the annual meeting to answer questions, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. Further information about the services of Deloitte & Touche LLP, including the fees paid in 2008 and 2007, is set forth on page 37.

The Board of Directors recommends that stockholders vote FOR Proposal 2.

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter adopted by the Board of Directors and as revised in December 2007, the Audit Committee ("Committee") of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. During the fiscal year ended December 31, 2008, the Committee Chairman discussed the interim financial information contained in each quarterly earnings announcement with Company management and the independent registered public accounting firm prior to each public release.

The Committee has received the written disclosures and the letter from the Company's independent registered public accounting firm, Deloitte & Touche LLP, required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence. The Committee reviewed, with the independent registered public accounting firm and management, the audit plan, audit scope, and identification of audit risks.

The Committee reviewed the audited consolidated financial statements of the Company as of and for the year ended December 31, 2008, with management and the independent registered public accounting firm. Management has the responsibility for the preparation of the Company's consolidated financial statements and the independent registered public accounting firm has the responsibility for the examination of those statements. The Committee also discussed and reviewed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the consolidated financial statements.

Based on the above-mentioned review and discussions with management and the independent registered public accounting firm, the Committee recommended to the Board that the Company's consolidated audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for filing with the SEC.

Date: March 10, 2009

/s/ Robert J. Marzec
Committee Chairman

/s/ Robert A. Rudell
Committee Member

/s/ Brian P. Johnson
Committee Member

FEES TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees for professional services rendered by Deloitte & Touche LLP for the audit of our annual consolidated financial statements for the years ended December 31, 2008 and 2007, and fees billed for other services rendered by Deloitte & Touche LLP during those periods. All of these fees were approved by the Audit Committee.

	2008	2007
Audit Fees (a)	$ 348,000	$ 388,000
Audit-Related Fees	-	-
Tax Fees (b)	79,200	131,000
All Other Fees	-	-
Total	$ 427,200	$ 519,000

(a) Includes fees for professional services provided in connection with the audit of our annual financial statements, review of our quarterly financial statements, Sarbanes-Oxley Section 404 work and review of other documents filed with the SEC.

(b) Represents fees for tax compliance services.

PRE-APPROVAL POLICIES AND PROCEDURES

Under the Audit Committee's charter, the Audit Committee is required to pre-approve all audit and non-audit services performed by the independent registered public accounting firm in order to assure that the provision of such services does not impair the auditors' independence. On an annual basis, the Audit Committee will review and provide pre-approval for certain types of services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. If a type of service to be provided by the independent registered public accounting firm has not received pre-approval during this annual process, it will require specific pre-approval by the Audit Committee. The Audit Committee does not delegate to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

The Company's Audit Committee has considered whether provision of the above non-audit services is compatible with maintaining Deloitte & Touche LLP's independence and has determined that such services are compatible with maintaining Deloitte & Touche LLP's independence.

OTHER BUSINESS OF THE MEETING

Management is not aware of any matters to come before the annual meeting other than those stated in the proxy statement. However, since it is possible that matters of which management is not now aware may come before the meeting or any adjournment of the meeting, the proxies confer discretionary authority with respect to acting thereon, and the persons named in such properly executed proxies intend to vote, act and consent in accordance with their best judgment with respect thereto. Upon receipt of such proxies (in the form enclosed) in time for voting, the shares represented thereby will be voted as indicated thereon and in the proxy statement.

STOCKHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

A stockholder may submit a proposal for inclusion in our proxy statement and related form of proxy for our annual meeting of stockholders in 2010 provided such proposal is received at our principal executive offices located at 402 West County Road D, St. Paul, Minnesota 55112, not later than December 16, 2009 and is in compliance with applicable SEC regulations.

Under the terms of our bylaws, any stockholder who is entitled to vote for the election of directors at a meeting of stockholders may submit a nominee for election to the Board of Directors of the Company at an annual meeting of stockholders, and any stockholder may have other business brought before an annual meeting of stockholders, provided such stockholder delivers timely and proper notice to our Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices not less than 60 nor more than 90 days prior to the date of the annual meeting, unless we provide less than 70 days' notice or other announcement of the date of the annual meeting in which case notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the annual meeting date is mailed or announced, whichever occurs first.

With respect to the nomination of directors, to be in proper form, a stockholder's notice to our Secretary must set forth the items specified in the bylaws for each person whom the stockholder proposes to nominate as a director, including: (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such person; (iii) the class and number of our shares, if any, beneficially owned by such person; and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors under Regulation 14A under the Exchange Act (including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected). With respect to other business, to be in proper form, a stockholder's notice to our Secretary must set forth the items specified in the bylaws for each matter the stockholder proposes to bring before the annual meeting, including: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; and (ii) any material interest of the stockholder in such business. In addition, the stockholder's notice in each case must set forth the items specified in the bylaws with respect to the stockholder giving the notice, specifically: (i) the name and address of the stockholder; and (ii) the class and number of our shares beneficially owned by the stockholder.

By order of the Board of Directors,



Richard J. Braun
Chairman of the Board, President and
Chief Executive Officer

St. Paul, Minnesota
April 6, 2009

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008, MAY BE OBTAINED WITHOUT CHARGE BY ANY STOCKHOLDER TO WHOM THE PROXY STATEMENT IS SENT, UPON WRITTEN REQUEST TO THE SECRETARY, MEDTOX SCIENTIFIC, INC., 402 WEST COUNTY ROAD D, ST. PAUL, MINNESOTA 55112.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issues that are filed electronically with the SEC. The address of the web site is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following document, which was previously filed by the Company with the SEC in accordance with Section 13 of the Exchange Act, is incorporated herein by reference:

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this proxy statement and prior to the annual meeting of stockholders to which this proxy statement relates shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any accompanying proxy statement supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement.

We will provide without charge to each person to whom a proxy statement is delivered, upon written or oral request, a copy of any documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this proxy statement incorporates) within one business day of our receipt of such request. Requests for such copies should be directed to MEDTOX Scientific, Inc., Attention: Secretary, 402 West County Road D, St. Paul, Minnesota 55112, (651) 636-7466.

Corporate Mission

MEDTOX provides health and safety information that enables customers to make informed decisions about their constituents through the generation of highly accurate laboratory test results, the manufacturing of high quality diagnostic medical devices and the delivery of expanded analytical services. These activities create positive financial results for our shareholders, allow us to continue investing in our people and business, and help provide a great work environment for our employees.

Corporate Information

Executive Offices

402 West County Road D
St. Paul, MN 55112

Executive Officers

Richard J. Braun, MBA, JD
Chairman, President, and Chief Executive Officer

Kevin J. Wiersma
Vice President, Chief Financial Officer of MEDTOX Scientific, Inc. and Chief Operating Officer of MEDTOX Laboratories, Inc.

James A. Schoonover, MBA
Vice President and Chief Marketing Officer

B. Mitchell Owens, MBA
Vice President and Chief Operating Officer of MEDTOX Diagnostics, Inc.

Susan E. Puskas, MT (ASCP) SC
Vice President, Quality, Regulatory Affairs, and Human Resources

Directors

Richard J. Braun, MBA, JD
Chairman, President and Chief Executive Officer of MEDTOX Scientific, Inc.

Brian P. Johnson, MBA
Executive Vice President for RAIN Source Capital, Inc.

Robert J. Marzec, MBA, CPA
Former Partner and Audit Site Leader of PricewaterhouseCoopers LLP

Samuel C. Powell, Ph.D.
President of Powell Enterprises

Robert A. Rudell, MBA
Former President, COO and Chairman of the management committee of Zurich Scudder Investments

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane, 3rd Floor
New York, NY 10038

Investor Relations

877-715-7236
402 West County Road D
St. Paul, MN 55112

SEC Form 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission exclusive of exhibits, is available without charge upon written request to the Investor Relations department at the Company.

Common Stock

The common stock is traded on the NASDAQ Global Select Market under the symbol MTOX.

Annual Meeting

The annual meeting of the Company will be held at 4:00 p.m. on May 26th, 2009, at the Radisson Hotel located at 2540 North Cleveland Avenue, Roseville, MN.